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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-213917
Registration Statement No. 333-214242

7,049,230 Shares

Ra Pharmaceuticals, Inc.

Common Stock

        This is the initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. We are selling 7,049,230 shares of our common stock. The initial public offering price of our common stock is $13.00 per share.

        Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "RARX."

        The underwriters have an option to purchase a maximum of 1,057,385 additional shares of common stock from us.

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

        Investing in our common stock involves risks. See "Risk Factors" on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Ra Pharmaceuticals, Inc.
Per Share	$13.00	$0.91	$12.09
Total	$91,639,990	$6,414,799	$85,225,191

(1)
See "Underwriting" beginning on page 161 of this prospectus for additional information regarding underwriting compensation.

        We expect that certain of our existing stockholders, including certain affiliates of our directors, will purchase an aggregate of $19.5 million of shares of our common stock in this offering at the initial public offering price.

        Delivery of the shares of common stock will be made on or about October 31, 2016.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Jefferies	BMO Capital Markets

SunTrust Robinson Humphrey

The date of this prospectus is October 25, 2016

        You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Through and including November 19, 2016 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled "Risk Factors" and elsewhere in this prospectus. Some data are also based on our good faith estimates.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." As used in this prospectus, unless the context otherwise requires, references to the "company," "we," "us" and "our" refer to Ra Pharmaceuticals, Inc. together with its subsidiaries.

Overview

        We are a clinical-stage biopharmaceutical company using our proprietary peptide chemistry platform to develop novel therapeutics for the treatment of serious diseases that are caused by excessive or uncontrolled activation of the complement system, a critical component of the immune system. Inappropriate activation of the complement system can quickly turn it from a beneficial defense system to an aggressor that plays a major role in immune and inflammatory diseases. We are developing our lead product candidate, RA101495, a convenient self-administered subcutaneous, or SC, injection, which is an injection into the tissue under the skin, for the treatment of paroxysmal nocturnal hemoglobinuria, or PNH. PNH is a rare, chronic, life-threatening, blood disorder where red blood cells are mistakenly attacked and destroyed by the complement system. We expect to initiate our Phase 2 clinical program for RA101495 in PNH patients in the first quarter of 2017 and release data in the second half of 2017. We are also developing RA101495, administered SC, to treat other debilitating complement-mediated diseases such as refractory generalized myasthenia gravis, or rMG, and lupus nephritis, or LN. We expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN in the second half of 2017.

        RA101495 is a synthetic macrocyclic peptide, a ring-shaped chain of amino acids, which is a potent inhibitor of complement component 5, or C5. C5 plays a key role in the rupture and destruction of red blood cells, or hemolysis, associated with PNH. Inhibition of C5 is a clinically validated target for the control and suppression of complement-induced hemolysis in patients with PNH. Currently the only drug approved to treat PNH is eculizumab (Soliris), a humanized monoclonal antibody that acts as a C5 inhibitor and is administered biweekly by intravenous, or IV, infusion by healthcare professionals. Eculizumab had reported annual sales of $2.6 billion in 2015 for its two approved indications, PNH and aHUS. However, loss of hemolysis control, or breakthrough hemolysis, has been observed in patients treated with eculizumab, particularly towards the end of its two-week administration cycle. If approved for PNH, we believe RA101495 when self-administered SC on a more frequent basis, will provide sustained and improved disease control, which reduces the risk of breakthrough hemolysis, and offers PNH patients more convenience and flexibility compared with eculizumab.

        The complement system, which consists of approximately 30 interacting proteins, offers a target-rich opportunity for us to leverage our Extreme Diversity platform technology that was pioneered by Nobel Laureate Dr. Jack Szostak and allows us to inhibit certain uncontrolled complement pathway factors involved in complement-mediated diseases. Our platform allows us to produce synthetic macrocyclic peptides that combine the diversity and specificity of antibodies with the pharmacological properties of small molecules. The highly specific and stable peptide-like molecules generated are much smaller than monoclonal antibodies and other biologics, enabling more convenient routes of administration while still offering the opportunity to target protein-protein interactions, a type of molecular interaction that historically has been difficult to address with other small molecules. We believe our technology will allow us to pursue challenging targets for which only monoclonal antibodies have been developed. Our platform has been externally validated in a collaboration with Merck & Co., Inc., or Merck, when we successfully identified and delivered to Merck orally-available cyclic peptides for a non-complement cardiovascular target with a large market opportunity.

        We are developing a portfolio of drug candidates designed to treat a variety of complement-mediated diseases, including rare blood, neurologic, ophthalmologic, renal and inflammatory diseases. We also have preclinical programs targeting selective inhibition of other complement factors for diseases with no approved therapies, including Factor D for ophthalmologic and renal diseases, an oral, small molecule C5 inhibitor and C1s for certain autoimmune and central nervous system, or CNS, diseases.

Our Pipeline

        The following table summarizes key information about our lead program and other pipeline programs. We hold worldwide commercialization rights to all of our product candidates, except for our non-complement cardiovascular target with a large market opportunity, which is subject to our collaboration with Merck.

Program	Indication(1)	Description	Status
RA101495 for C5 Inhibition	PNH (SC)	Phase 1 with single ascending dose and multiple dose in healthy volunteers	Completed Phase 1 second quarter 2016
		Phase 2 with eculizumab-naïve patients, patients switched from eculizumab, and eculizumab inadequate responders	Planned Phase 2 commencing first quarter of 2017, and data by second half of 2017
	rMG (SC)	Phase 2 with rMG patients	Program to be initiated with planned Phase 2 commencing second half of 2017,(2)
	LN (SC)	Phase 1b with LN patients	Program to be initiated with planned Phase 1b commencing second half of 2017,(2)
Factor D Inhibition	Dry AMD/GA (intravitreal, or injection into the eye)	Preclinical program	Preclinical activities in process
	Orphan renal diseases DDD and C3GN	Preclinical program	Preclinical activities in process
Oral C5 Inhibitor	PNH, rMG, LN and CNS Diseases	Preclinical program	Preclinical activities in process
C1s Inhibition	Autoimmune/CNS Diseases	Preclinical program	Discovery activities in process
Merck Collaboration(3)	Non-complement cardiovascular target with large market opportunity	Collaboration agreement	Lead oral peptide class selected June 2016; Merck's preclinical activities in process

(1)
In the table above, we refer to various indications as follows: PNH: paroxysmal nocturnal hemoglobinuria; rMG: refractory generalized myasthenia gravis; LN: lupus nephritis; AMD: age-related macular degeneration; GA: geographic atrophy; DDD: dense deposit disease; C3GN: C3 glomerulonephritis; and CNS: central nervous system.

(2)
We intend to leverage our work in PNH, including the chemistry, manufacturing and controls, or CMC, and preclinical data packages, to advance our programs for RA101495 for rMG and LN, which have not yet been initiated.

(3)
For additional information about our collaboration with Merck, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Financial Overview."

Our Programs

        Our lead product candidate, RA101495, is a potent synthetic macrocyclic peptide inhibitor of C5 formulated for daily SC administration that we are initially developing for the treatment of PNH. We expect to initiate our Phase 2 clinical program for RA101495 in PNH patients in the first quarter of 2017 and to release data in the second half of 2017.

        In addition to developing RA101495 for PNH, we are also developing RA101495, administered SC, to treat other serious complement-mediated diseases such as rMG and LN. In the second half of 2017, we expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN. In addition to RA101495 and our collaboration with Merck, we have discovery and preclinical programs targeting selective inhibition of other complement factors, including Factor D administered by intravitreal injection for dry AMD, Factor D administered SC for DDD and C3GN, an oral, small molecule C5 inhibitor, and C1s inhibitors for certain autoimmune and CNS diseases.

RA101495 for Paroxysmal Nocturnal Hemoglobinuria

        PNH is a rare, chronic, debilitating, acquired blood disorder that is most frequently diagnosed in early adulthood and usually continues throughout the life of the patient. Some of the prominent symptoms of PNH include severe anemia, a condition that results from having too few healthy red blood cells, severe abdominal pain, severe headaches, back pain, excessive weakness and fatigue. If not treated, PNH results in the death of approximately 35% of affected individuals within five years of diagnosis, and 50% of affected individuals within 10 years of diagnosis, primarily due to the formation of life-threatening blood clots inside the blood vessels, or thrombosis. We estimate that there are approximately 16,000 PNH patients worldwide.

        Eculizumab, the only drug currently approved to treat PNH, had reported worldwide sales of approximately $2.6 billion in 2015 for its two approved indications. A third-party study estimated that, as of 2015, the cost per year for treatment with eculizumab was approximately $543,000 in adults. Eculizumab is administered intravenously by healthcare professionals at biweekly intervals. RA101495 is designed to bind C5 and reduce hemolysis in humans to similar levels as eculizumab. However, RA101495 binds to a site on C5 that is distinct from that of eculizumab, potentially conferring additional benefits, including the treatment of patients with R885H/C mutations, a population of PNH patients that does not respond to eculizumab. We are developing RA101495 as a SC formulation packaged as a convenient, self-administered product that can be administered in a small daily, or less frequent, such as weekly, dose. We believe this approach will facilitate sustained hemolysis suppression, greatly reducing the possibility of breakthrough hemolysis.

        In our recently completed Phase 1 randomized, double-blind, placebo controlled clinical trial of RA101495 in single-ascending dose cohorts and a multiple-dose cohort, in healthy volunteers, we observed the following in subjects treated with RA101495, as compared to those receiving placebo:

  •
  highly predictable, dose dependent pharmacokinetics after single and multiple dose SC injections;

  •
  maintenance of robust ex vivo hemolysis suppression and complement inhibition with daily SC dosing;

  •
  near-complete suppression of ex vivo hemolysis and complement activity after a single SC dose; and

  •
  an acceptable safety and tolerability profile with no serious adverse events reported.

        We expect to initiate our Phase 2 clinical program in PNH patients in the first quarter of 2017 and to release data from this program in the second half of 2017.

RA101495 for Refractory Generalized Myasthenia Gravis

        Myasthenia gravis, or MG, is a rare complement-mediated autoimmune disease characterized by the production of autoantibodies targeting proteins that are critical for the normal transmission of electrical signals from nerves to muscles. Patients present with muscle weakness that characteristically becomes more severe with repeated use, and recovers with rest. Muscle weakness can be localized to specific muscles, such as those responsible for eye movements, but often progresses to more diffuse muscle weakness. Although the prognosis of MG is generally benign, in 10% to 15% of patients disease control either cannot be achieved with current therapies, or results in severe side effects of immunosuppressive therapy. This severe form of MG is known as rMG, and affects approximately 9,000 individuals in the United States. Current therapies focus on either boosting the acetylcholine receptor signal or suppressing the immune response, and none of these treatments targets the injury to the post-synaptic muscle endplate caused by complement attack.

        We believe that inhibiting terminal complement activity with our C5 inhibitor RA101495 may block complement-mediated damage to the motor endplate, thereby preserving responsiveness to signaling and potentially preventing muscle weakness. We plan to leverage our work in PNH to efficiently advance clinical development of RA101495 for rMG and intend to initiate a Phase 2 clinical trial of RA101495 in patients with rMG in the second half of 2017.

RA101495 for Lupus Nephritis

        Systemic lupus erythematosus, or SLE, is a serious, potentially lethal autoimmune disorder characterized by multi-organ involvement and a chronic relapsing clinical course. LN refers to the specific involvement of the kidney that is seen in approximately 20% of SLE patients. It is estimated that approximately 63,000 individuals in the United States have LN. Although immunosuppressive therapy has improved prognosis for patients with LN, approximately 10% to 15% of these patients will develop end-stage renal disease, requiring a kidney transplant or initiation of dialysis. These immunosuppressive treatments have significant toxicities associated with long-term use, and do not address complement-mediated tissue injury. As such, LN is associated with an approximately six-fold increase in the rate of mortality compared with the general population.

        We believe that RA101495, by binding C5, may prevent progression of kidney disease in LN by blocking complement-mediated damage to kidney cells. By inhibiting renal injury, we believe that RA101495 may reduce dependence on steroids and other immunosuppresive agents, thereby potentially improving the long-term outcome for patients. We plan to leverage our work in PNH to efficiently advance clinical development of RA101495 for LN and intend to initiate a Phase 1b clinical trial of RA101495 in LN in the second half of 2017.

Our Discovery Programs

        We also have preclinical programs targeting selective inhibition of other complement factors for diseases with no approved therapies. These include:

  •
  a Factor D inhibitor program for intravitreal administration designed to prevent or reduce progression of geographic atrophy, the most advanced form of dry AMD, for which there is an estimated 1,000,000 patients in the United States, thereby potentially preventing further vision loss and preserving sight;

  •
  a Factor D inhibitor program designed to block certain complement activity to prevent renal injury in order to treat C3 Glomerulonephritis and dense deposit disease, which cause compromised renal function and high blood pressure and for which there are combined approximately 1,000 patients in the United States;

  •
  an oral, small molecule C5 inhibitor designed to treat PNH, rMG and LN in pill form; and

  •
  a C1s inhibitor program with potential applications in a range of autoimmune and CNS diseases.

Our Team

        We were founded by Dr. Douglas A. Treco, an experienced rare disease drug developer and our chief executive officer and president, and by Dr. Jack Szostak, a pioneer in the field of mRNA display from the Massachusetts General Hospital, an affiliate of Harvard University, and Howard Hughes Medical Institute. Dr. Szostak currently serves as the chairman of our scientific advisory board and a consultant to us. Our management team consists of drug discovery, development and commercialization experts with experience in translating scientific discoveries into innovative approved products for rare diseases, including Replagal for Fabry disease, Elaprase for Hunter syndrome, and Vpriv for Gaucher's disease, as well as Dynepo for chronic kidney disease, and immunology products, including Rituxan and Actemra.

        Our progress has been supported by several leading biopharmaceutical investors, including New Enterprise Associates, Novartis Bioventures, Morgenthaler Venture Partners, RA Capital, Novo A/S, Amgen Ventures, Lightstone Ventures, Rock Springs Capital, and Limulus Venture Partners.

Our Strategy

        Our goal is to become a leading biopharmaceutical company that transforms the lives of patients with serious complement-mediated diseases by combining our expertise in complement with our leadership in macrocyclic peptide technology. To achieve this goal, we are executing on the following strategy:

  •
  Advance our lead program, RA101495 subcutaneous, through clinical development.  In our Phase 2 clinical program, we intend to establish clinical proof-of-concept by using convenient SC self-administration in PNH patients. We believe RA101495 will provide improved control of hemolysis, reduce the risk of breakthrough hemolysis, and offer PNH patients greater convenience and flexibility. We expect to initiate our Phase 2 clinical program in PNH patients in the first quarter of 2017 and to release data in the second half of 2017.

  •
  Efficiently advance clinical development of RA101495 for other serious complement-mediated diseases, such as rMG and LN.  We intend to leverage our work in PNH, including the CMC and preclinical data packages, to advance RA101495 for other complement-mediated diseases, initially including rMG and LN. There is strong mechanistic and clinical evidence for a beneficial effect of C5 inhibition in patients with rMG, and in LN. We expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN in the second half of 2017.

  •
  If approved, commercialize RA101495 globally either independently or by collaborating selectively in certain geographies.  We have worldwide development and commercialization rights to RA101495. We intend to independently pursue the approval and commercialization of RA101495 in PNH patients in the United States and Europe. Outside of the United States and Europe, we may pursue the approval and commercialization of RA101495 for PNH patients either independently or in collaboration with others. We intend to develop and commercialize RA101495 for other indications independently or through collaborations with third parties.

  •
  Pursue clinical development of our pipeline programs targeting additional serious complement-mediated diseases with limited treatment options.  In addition to developing RA101495 for PNH, rMG and LN, we are also leveraging our structural knowledge of C5 to develop traditional, oral C5 inhibitors for follow on, next generation products to RA101495 and a broader spectrum of diseases of complement dysfunction such as diabetes, autoimmune diseases and neurodegeneration. Other programs in our complement pipeline include Factor D administered by intravitreal injection, a clinically validated approach for dry AMD, Factor D administered SC for orphan renal diseases, DDD and C3GN, and C1s inhibitors for certain autoimmune and CNS diseases.

  •
  Enhance our leadership position in the field of macrocyclic peptide technology through continued development of our Extreme Diversity platform.  We have validated our Extreme Diversity platform by successfully identifying and delivering orally-available cyclic peptides for a non-complement cardiovascular target with a large market opportunity in a collaboration with Merck. We intend to enhance our proprietary drug discovery capabilities by expanding the chemical diversity of our peptide libraries to identify molecules with more favorable drug-like properties. We are also using our novel macrocyclic peptides to guide the development of next-generation, orally-available small molecule drugs that bind to and inhibit targets in similar ways as the original peptides.

Our Extreme Diversity Platform

        RA101495 and our pipeline of peptide product candidates were discovered using our Extreme Diversity platform, our proprietary technology that allows us to rapidly and efficiently discover cyclic peptides comprised of natural and non-natural amino acids, with the advantages set forth below.

  •
  High affinity and potency.  Our peptides are cyclic, and therefore are conformationally rigid, thereby "locking" the molecule in the conformation in which it binds optimally to its target and leading to affinity and potency similar to antibodies.

  •
  High specificity.  Our peptides are larger than most drugs taken in pill form, allowing them to have more contact points when bound to their targets, thus affording similar specificity as antibodies.

  •
  Novel mechanisms of interaction.  The use of non-natural amino acids with new chemical functionalities expands the manner in which peptides can interact with target proteins, potentially enabling new mechanisms to modulate protein function in the body.

  •
  High stability.  The backbone modification and relatively rigid, cyclic structure of our peptides are designed to reduce degradation. As a result, we believe our peptides will have higher stability in the body than natural peptides. Further, they will not denature or unfold over time, and have higher stability than antibodies and biologics, potentially allowing for room temperature storage over the entire distribution chain.

  •
  Improved bioavailability.  The relatively small size of our peptides allows them to enter the circulation readily when administered by a variety of potential routes, including subcutaneous injection or oral administration, an advantage over many monoclonal antibody and biologic therapies which require intravenous infusion.

  •
  Half-life modification.  As synthetic products, we can readily modify our cyclic peptides with chemical groups that modify the circulating half-life in the body, including lipids, carbohydrates, and polymers such as polyethylene glycol, providing the potential to optimize dosing by fine-tuning the pharmacokinetic properties.

  •
  Reduced safety risks.  Unlike antibodies and biologics, our peptides are completely synthetic, eliminating the potential for viral and cellular protein contamination, risks to therapeutics produced in mammalian cells, and potentially allowing for administration to patients with hypersensitivity to products produced using mammalian cells.

  •
  Favorable manufacturing processes and costs.  As synthetic products, our peptides do not need complex fermentation facilities, allowing their production to be easily sourced from multiple vendors at lower costs than mammalian cell products.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include the following.

  •
  We have a history of significant operating losses, and expect to incur significant and increasing losses for the foreseeable future, and may never achieve or maintain profitability and investors may lose their entire investment.

  •
  Our independent registered public accounting firm has indicated that our financial condition raises substantial doubt as to our ability to continue as a going concern.

  •
  we will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and product development programs or commercialization efforts;

  •
  we are at a very early stage in our development efforts, our approach is unproven and we may not be able to successfully develop and commercialize any product and discovery candidates;

  •
  our business depends heavily upon the success of RA101495, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize RA101495, our business will be materially harmed;

  •
  if clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates;

  •
  even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates;

  •
  we rely on third parties to conduct our clinical trials and to manufacture and distribute our product candidates for our clinical trials. If these third parties do not perform satisfactorily, our development or commercialization efforts could be delayed or impaired;

  •
  we expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans; and

  •
  if we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

Corporate History

        We were incorporated under the laws of the State of Delaware in June 2008 under the name Ra Pharmaceuticals, Inc. Our executive offices are located at 87 Cambridge Park Drive, Cambridge, Massachusetts 02140, and our telephone number is (617) 401-4060. Our website address is www.rapharma.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

        We own various U.S. federal trademark applications and unregistered trademarks, including our company name, Ra Pharmaceuticals, Ra Pharma and our logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  no non-binding advisory votes on executive compensation or golden parachute arrangements;

  •
  exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

  •
  an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

        We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. We have irrevocably elected to "opt out" of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

 THE OFFERING

Common stock offered in this offering	7,049,230 shares
Common stock to be outstanding immediately after this offering	21,488,780 shares (22,546,165 shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters' option to purchase additional shares

We have granted a 30-day option to the underwriters to purchase up to an aggregate of 1,057,385 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $83.5 million, or $96.3 million if the underwriters exercise their option to purchase additional shares in full, based on the initial public offering price of $13.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund development of RA101495 through Phase 2 clinical trials in PNH patients and rMG patients, and through our Phase 1b clinical trial in LN patients, advance our pipeline programs and for working capital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see "Use of Proceeds."

Risk factors	You should carefully read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
NASDAQ Global Market symbol	"RARX"

        We expect that certain of our existing stockholders, including certain affiliates of our directors, will purchase an aggregate of $19.5 million of shares of our common stock in this offering at the initial public offering price.

        The number of shares of our common stock to be outstanding after this offering is based on 594,044 shares of our common stock outstanding as of September 30, 2016, and gives effect to (i) the conversion of all of our outstanding preferred stock into 13,623,933 shares of our common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, at an exercise price of $13.00 per share, in each case upon the closing of this offering, and excludes:

  •
  2,095,494 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2016 under our 2010 Stock Option and Grant Plan, or the 2010 Plan, at a weighted average exercise price of $3.96 per share;

  •
  an additional 101,109 shares of common stock available for future issuance under our 2010 Plan as of September 30, 2016;

  •
  an additional 1,300,000 shares of common stock that were made available for future issuance under our 2016 Stock Award and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part, 72,856 of which were issued in connection with this offering; and

  •
  an additional 175,000 shares of common stock made available for future issuance under our 2016 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

        Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

  •
  the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated by-laws upon the closing of this offering;

  •
  the conversion of all of our outstanding shares of preferred stock into an aggregate of 13,623,933 shares of common stock upon the closing of this offering;

  •
  the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock upon the closing of this offering;

  •
  no exercise of outstanding options after September 30, 2016;

  •
  a 1-for-seven reverse split of our common stock effected on October 14, 2016; and

  •
  no exercise by the underwriters of their option to purchase up to 1,057,385 additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our historical consolidated financial data as of, and for the periods ended on, the dates indicated. We have derived the summary consolidated statement of operations data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the six months ended June 30, 2015 and 2016 and balance sheet data as of June 30, 2016 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of June 30, 2016 and results of operations for the six months ended June 30, 2015 and 2016. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period. The summary consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements, as well as the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$4,830	$4,094	$2,177	$4,928
Operating expenses:
Research & development	10,016	15,217	6,566	11,462
General & administrative	1,924	2,233	1,010	2,376

Total operating expenses	11,940	17,450	7,576	13,838

Loss from operations	(7,110)	(13,356)	(5,399)	(8,910)
Other income (expense), net	1,607	(606)	(49)	(952)

Loss from operations before benefit from income taxes	(5,503)	(13,962)	(5,448)	(9,862)

Benefit from income taxes	27	19	—	—

Net loss	(5,476)	(13,943)	(5,448)	(9,862)

Gain on extinguishment of redeemable convertible preferred shares	—	1,673	—	—

Net loss attributable to common shareholders	$(5,476)	$(12,270)	$(5,448)	$(9,862)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(12.46)	$(24.68)	$(11.29)	$(18.32)

Weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted(1)	439,597	497,073	482,502	538,310

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(1.39)		$(0.85)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		7,720,519		10,504,917

(1)
See Note 2 to our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of June 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,246	$40,246	$123,838
Working capital(3)	34,975	34,975	118,567
Total assets	49,312	49,245	132,837
Redeemable convertible preferred stock	86,484	—	—
Accumulated deficit	(49,762)	(49,762)	(49,762)
Total stockholders' (deficit) equity	(46,747)	39,670	123,262

(1)
Pro forma amounts give effect to (i) the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 13,623,933 shares of common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, at an exercise price of $13.00 per share, in each case upon the closing of this offering.

(2)
Pro forma as adjusted amounts reflect pro forma adjustments described in footnote (1) as well as the sale of 7,049,230 shares of our common stock in this offering at the initial public offering price of $13.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
We define working capital as current assets less current liabilities.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition," before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of the money you paid to buy our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in this prospectus.

Risks Related to Our Financial Position and Need for Additional Capital

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment.

        We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. We incurred net losses of $5.5 million and $13.9 million for the years ended December 31, 2014 and 2015, respectively, and $5.4 and $9.9 million for the six months ended June 30, 2015 and 2016, respectively. In addition, our accumulated deficit as of December 31, 2014 and 2015 was $26.0 million and $39.9 million, respectively, and $49.8 million as of June 30, 2016. To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability in the future. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and our clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

        We anticipate that our expenses will increase substantially if and as we:

  •
  continue to develop and conduct clinical trials with respect to our lead product candidate, RA101495;

  •
  initiate and continue research, preclinical and clinical development efforts for any future product candidates;

  •
  seek to identify additional product candidates;

  •
  seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

  •
  establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

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  require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

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  maintain, expand and protect our intellectual property portfolio;

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  hire and retain additional personnel, such as clinical, quality control and scientific personnel;

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  add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

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  add equipment and physical infrastructure to support our research and development.

        Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

        Because our only source of revenue to date, our research collaboration with Merck & Co., or Merck, has reached the end of its research term and identified a product candidate, to the extent we continue to receive revenue from this collaboration, we must rely on Merck's efforts to develop and commercialize that target candidate, which we do not control.

        Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Our independent registered public accounting firm has indicated that our financial condition raises substantial doubt as to our ability to continue as a going concern.

        Our financial statements have been prepared assuming that we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, our independent registered public accounting firm has included in its audit opinion for the year ended December 31, 2015 a statement that there is substantial doubt as to our ability to continue as a going concern as a result of our recurring losses and financial condition on December 31, 2015. Our ability to continue as a going concern will require us to generate positive cash flow from operations, obtain additional financing, enter into strategic alliances and/or sell assets. The reaction of investors to the inclusion of a going concern statement by our auditors, our current lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or enter into strategic alliances. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and development programs or commercialization efforts.

        Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, in the years ended December 31, 2014 and December 31, 2015, we used $7.6 million and $12.0 million, respectively, in net cash for our operating activities, and in the six months ended June 30, 2016, we used $5.3 million in net cash for our operating activities, substantially all of which related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any product candidates that we acquire, if any. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, following the completion of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

        We plan to use the net proceeds of this offering primarily to fund clinical development of RA101495 and our planned early development of other product candidates in our pipeline, and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of RA101495, as well as other product candidates we may seek to develop. In addition, while we may seek one or more collaborators for future development of our product candidates for one or more indications, we may not be able to enter into a collaboration for any of our product candidates for such indications on suitable terms, on a timely basis or at all. In any event, the net proceeds of this offering and our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2016, will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2018. Our estimate may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

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  the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates;

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  our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;

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  the number of future product candidates that we pursue and their development requirements;

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  the outcome, timing and costs of seeking regulatory approvals;

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  the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

  •
  subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

  •
  our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

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  the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights including enforcing and defending intellectual property related claims; and

  •
  the costs of operating as a public company.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

        We expect our expenses to increase in connection with our planned operations. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming stock or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management's ability to oversee the development of our product candidates.

        If we raise additional funds through collaborations or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

        We commenced operations in 2008. Our operations to date have been limited to financing and staffing our company, developing our technology and conducting preclinical research and early-stage clinical trials for our product candidates. We have not yet demonstrated an ability to successfully conduct late-stage clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

        We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

        We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

We are at a very early stage in our development efforts, our approach is unproven and we may not be able to successfully develop and commercialize any product candidates.

        RA101495 is a novel therapeutic compound and its potential therapeutic benefit is unproven. There is only one approved therapy inhibiting C5. Our product candidates may not demonstrate in patients any or all of the pharmacological benefits we believe they may possess or compare favorably to the approved C5 inhibitor therapy. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for these or any other product candidates in clinical trials or in obtaining marketing approval thereafter. For example, although we have evaluated RA101495 in preclinical studies and have evaluated RA101495 in an early-stage clinical trial, we have not yet advanced RA101495 into Phase 2 or Phase 3 clinical development, nor have we obtained regulatory approval to sell any product based on our therapeutic approaches.

        Our development plans include exploring the potential of complement inhibition, including C5 inhibition, to treat complement-mediated diseases for which complement inhibition has not been fully validated. This is an unproven approach to the treatment of diseases such as refractory generalized myasthenia gravis, or rMG, and lupus nephritis, or LN. The scientific evidence to support the feasibility of developing products to treat such disease by C5 inhibition is both preliminary and limited. Accordingly, our focus on treating these diseases may not result in the discovery and development of commercially viable products.

        If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

Our business depends heavily upon the success of RA101495, which is still under development. If we are unable to obtain regulatory approval for or successfully commercialize RA101495, our business will be materially harmed.

        We currently have no products approved for sale and are investing a significant portion of our efforts and financial resources in the development of our lead product candidate, RA101495. Successful continued development and ultimate regulatory approval of RA101495 for paroxysmal nocturnal hemoglobinuria, or PNH, and, in the future, a range of debilitating autoimmune diseases including rMG and LN is critical to the future success of our business. We will need to raise sufficient funds for, and successfully enroll and complete, our clinical development program for RA101495 in PNH. The future regulatory and commercial success of this product candidate is subject to a number of risks, including the following:

  •
  we may not have sufficient financial and other resources to initiate or complete the necessary clinical trials for RA101495;

  •
  we may not be able to obtain adequate evidence of clinical efficacy and safety for RA101495 in PNH;

  •
  we do not know the degree to which RA101495 will be accepted as a therapy, if approved;

  •
  in our clinical programs, we may experience variability in patients, adjustments to clinical trial procedures and the need for additional clinical trial sites, which could delay our clinical trial progress;

  •
  the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, the European Medicines Agency, or EMA, or comparable foreign regulatory bodies for marketing approval;

  •
  we may have difficulty enrolling patients in trials if, for instance, a current or future effective standard of care limits the desire of patients, physicians, or regulatory agencies to participate in or support clinical trials;

  •
  patients in our clinical trials may die or suffer other adverse effects for reasons that may or may not be related to RA101495, which could delay or prevent further clinical development;

  •
  the standards implemented by regulatory agencies may change at any time;

  •
  the FDA, EMA or foreign regulatory agencies may require efficacy endpoints for a Phase 2 clinical trial for the treatment of PNH, rMG and LN that differ from the endpoints of our planned current or future trials, which may require us to conduct additional clinical trials;

  •
  the mechanism of action of RA101495 is complex and we cannot guarantee the degree to which it will translate into a medical benefit in any indications;

  •
  if approved for PNH, rMG and LN, RA101495 will likely compete with the off-label use of currently marketed products and other therapies in development;

  •
  our intellectual property rights may not be patentable, valid or enforceable; and

  •
  we may not be able to obtain, maintain, defend or enforce our patents and other intellectual property rights.

        Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a new drug application, or NDA, to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market RA101495, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that RA101495 will be successfully developed or commercialized. If we or any of our future development partners are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize RA101495, we may not be able to generate sufficient revenue to continue our business.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, and reducing or eliminating our commercial opportunity.

        The development and commercialization of new products is highly competitive. We expect that we, and any future collaborators, will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to any of our product candidates that we, or any future collaborators, may seek to develop or commercialize in the future, including from drugs that act through the complement system and drugs that use different approaches. The principal competitor for our program in PNH is eculizumab, a C5 inhibitor, which is marketed as Soliris by Alexion Pharmaceuticals and is the only drug approved for the treatment of PNH. Alexion Pharmaceuticals is also developing a next-generation C5 inhibitor named ALXN 1210 that is designed to use a less frequent intravenous dosing schedule of at least monthly. We are also aware that there are a number of other companies that are actively developing product candidates for the treatment of PNH, including a product candidate directed at complement component 3, or C3, inhibition that is currently in preclinical development by Amyndas Pharmaceuticals, a product candidate directed at C3 inhibition such as APL-2 that is currently in clinical development by Apellis Pharmaceuticals, product candidates directed at C5 inhibition such as ALN-CC5, an RNAi therapeutic targeting the production of C5 being developed by Alnylam that is in early clinical trials, Coversin, a small protein inhibitor of C5 being developed by Akari Pharmaceuticals that is in early clinical trials, LFG316, a monoclonal antibody inhibitor of C5 being developed by Novartis Pharma, and other product candidates directed at other mechanisms of complement inhibition such as TNT009, an antibody against C1s, being developed by True North Therapeutics in early clinical trials, and ACH-4471, an orally available small molecule inhibitor of complement Factor D, that is currently in preclinical development by Achillion Pharmaceuticals. In addition, we are aware that there are a number of companies that are actively developing product candidates that are in clinical development for the treatment of geographic atrophy, or GA, a more severe form of AMD to which dry AMD progresses, including lampalizumab, a Factor D complement inhibitor for the treatment of GA being developed by Roche that is in Phase 3 clinical trials, LFG316, an anti-C5 monoclonal antibody being developed by Novartis Pharma that is in Phase 2 clinical trials, Zimura, a C5 inhibitor being developed by Ophthotech that is entering Phase 2/3 clinical trials, and other product candidates that do not target the complement system that are in Phase 2 or Phase 3 clinical trials, including compounds being developed by Acucela, Allergan, GlaxoSmithKline and Novartis Pharma.

        Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer side effects or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop, which could render our product candidates obsolete and noncompetitive.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we, or any future collaborators, may develop. Our competitors also may obtain FDA or other marketing approval for their products before we, or any future collaborators, are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we, or any future collaborators, are able to enter the market.

        Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do, and may be able to reduce the price at which they sell their products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

        We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements. We have not previously submitted a NDA to the FDA or similar drug approval filings to comparable foreign regulatory authorities for any of our product candidates. We, and any future collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

        Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidates, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case.

        Any inability to successfully complete preclinical and clinical development could result in additional costs to us, or any future collaborators, and impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Moreover, if we, or any future collaborators, are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we, or any future collaborators may:

  •
  incur additional unplanned costs;

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not obtain marketing approval at all;

  •
  obtain approval for indications or patient populations that are not as broad as intended or desired;

  •
  obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

  •
  be subject to additional post-marketing testing or other requirements; or

  •
  be required to remove the product from the market after obtaining marketing approval.

        Our failure to successfully complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

        Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. To date, subjects exposed to our product candidate RA101495 in our Phase 1 clinical trial have experienced drug-related side effects including injection site erythema, which was reported in patients receiving the highest dose, fatigue, headache, dizziness, rash and upper respiratory tract infection.

        If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

        Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

  •
  regulatory authorities may withdraw their approval of the product or seize the product;

  •
  we, or any future collaborators, may need to recall the product, or be required to change the way the product is administered or conduct additional clinical trials;

  •
  additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

  •
  we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

  •
  regulatory authorities may require the addition of labeling statements, such as a "black box" warning or a contraindication;

  •
  we, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

  •
  we, or any future collaborators, could be sued and held liable for harm caused to patients;

  •
  the product may become less competitive; and

  •
  our reputation may suffer.

        Any of these events could harm our business and operations, and could negatively impact our stock price.

If we fail to develop and commercialize other product candidates, we may be unable to grow our business.

        Although the development and commercialization of RA101495 is our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies for complement-mediated diseases, including rare blood, neurologic, ophthalmologic, renal and inflammatory diseases. We will evaluate internal opportunities from our current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated or orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

Our preclinical programs may not produce product candidates that are suitable for clinical trials or that can be successfully commercialized or generate revenue through partnerships.

        We must successfully complete preclinical testing for RA101495 and our other programs, which may include demonstrating activity and comprehensive studies to show the lack of toxicity and other adverse effects in established animal models, before commencing clinical trials for any product candidate. Many pharmaceutical and biological products do not successfully complete preclinical testing and, even if preclinical testing is successfully completed, may fail in clinical trials. In addition, there can be no assurance that positive results from preclinical studies will be predictive of results obtained from subsequent preclinical studies or clinical trials. We also cannot be certain that any product candidates that do advance into clinical trials will successfully demonstrate safety and efficacy in clinical trials. Even if we achieve positive results in early clinical trials, they may not be predictive of the results in later trials.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

        Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential.

        Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our product candidates that receive marketing approval, or such authorities do not grant such products appropriate periods of data exclusivity before approving generic versions of such products, the sales of such products could be adversely affected.

        Once a NDA is approved, the product covered thereby becomes a "reference-listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations," or the Orange Book. Manufacturers may seek approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference-listed drug and that the generic version is bioequivalent to the reference-listed drug, meaning, in part, that it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug may be typically lost to the generic product.

        The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference-listed drug has expired. The Federal Food, Drug, and Cosmetic Act, or FDCA, provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference-listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference-listed drug. It is unclear whether the FDA will treat the active ingredients in our product candidates as NCEs and, therefore, afford them five years of NCE data exclusivity if they are approved. If any product we develop does not receive five years of NCE exclusivity, the FDA may approve generic versions of such product three years after its date of approval, subject to the requirement that the ANDA applicant certifies to any patents listed for our products in the Orange Book. Three year exclusivity is given to a drug if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the NDA. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

        Competition that our products may face from generic versions of our products could negatively impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on our investments in those product candidates.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

        The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a NDA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a NDA.

        The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

        In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or any future collaborators, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

        Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

        Any delay in obtaining or failure to obtain required approvals could negatively impact our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

        We may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for RA101495 if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. We will be required to identify and enroll a sufficient number of patients with PNH, rMG and LN for each of our planned clinical trials of RA101495 in these indications. Each of these is a rare disease or indication with relatively small patient populations, which could result in slow enrollment of clinical trial participants. For example, we estimate that there are approximately 16,000 PNH patients worldwide, approximately 9,000 rMG patients in the United States and approximately 63,000 LN patients in the United States.

        Patient enrollment is affected by other factors, including:

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  severity of the disease under investigation;

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  design of the clinical trial protocol;

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  size and nature of the patient population;

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  eligibility criteria for the trial in question;

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  perceived risks and benefits of the product candidate under trial;

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  proximity and availability of clinical trial sites for prospective patients;

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  availability of competing therapies and clinical trials;

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  clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including standard-of-care and any new drugs that may be approved for the indications we are investigating;

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  efforts to facilitate timely enrollment in clinical trials;

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  patient referral practices of physicians; and

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  our ability to monitor patients adequately during and after treatment.

        Further, there are only a limited number of specialist physicians who treat patients with these diseases, and major clinical centers are concentrated in a few geographic regions. We also may encounter difficulties in identifying and enrolling such patients with a stage of disease appropriate for our ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials.

Ingredients, excipients and other materials necessary to manufacture RA101495 may not be available on commercially reasonable terms, or at all, which may adversely affect the development and commercialization of RA101495.

        We and our third-party manufacturers must obtain from third-party suppliers the active pharmaceutical ingredients, excipients and primary and secondary packaging materials necessary for our contract manufacturers to produce RA101495 for our clinical trials and, to the extent approved or commercialized, for commercial distribution. There is no guarantee that we would be able to enter into all the necessary agreements with third-party suppliers that we require for the supply of such materials on commercially reasonable terms or at all. Even if we were able to secure such agreements or guarantees, our suppliers may be unable or choose not to provide us the ingredients, excipients or materials in a timely manner or in the quantities required. If we or our third-party manufacturers are unable to obtain the quantities of these ingredients, excipients or materials that are necessary for the manufacture of commercial supplies of RA101495, our ability to generate revenue from the sale of RA101495 would be materially and adversely affected. Further, if we or our third-party manufacturers are unable to obtain active pharmaceutical ingredients, excipients and materials as necessary for our clinical trials or for the manufacture of commercial supplies of our product candidates, if approved, potential regulatory approval or commercialization would be delayed, which would materially and adversely affect our ability to generate revenue from the sale of our product candidates.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

        We have never commercialized a product, and even if one of our product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. Eculizumab is the only drug approved for the treatment of PNH, and even if we are able to obtain marketing approval of RA101495 for the treatment of PNH, we may not be able to successfully convince physicians or patients to switch from eculizumab to RA101495. In addition, even if we are able to demonstrate our product candidates' safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

        Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including management time and financial resources, and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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  the efficacy and safety of the product;

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  the potential advantages of the product compared to competitive therapies;

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  the prevalence and severity of any side effects;

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  whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

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  our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

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  the product's convenience and ease of administration compared to alternative treatments;

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  the willingness of the target patient population to try, and of physicians to prescribe, the product;

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  limitations or warnings, including distribution or use restrictions contained in the product's approved labeling;

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  the strength of sales, marketing and distribution support;

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  changes in the standard of care for the targeted indications for the product; and

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  availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors.

Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the product may become subject to unfavorable pricing regulations or third-party payor coverage and reimbursement policies, any of which could harm our business.

        Patients who are provided medical treatment for their conditions generally rely on third party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators to commercialize any of our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third party payors including government health administration authorities and private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. We cannot be certain that reimbursement will be available for RA101495 or any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for RA101495 or any other product candidates could limit our ability to generate revenue.

        If coverage and reimbursement are not available, or reimbursement is available only to limited levels, we, or any future collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or any future collaborators, to establish or maintain pricing sufficient to realize a sufficient return on our or their investments. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

        There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we, or any future collaborators, might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability or the ability of any future collaborators to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval.

        The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of any future collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or those of any future collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us, or any future collaborators, to decrease the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

        There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

        In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we, or any future collaborator, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we, or any future collaborator, obtain marketing approval could significantly harm our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If any product liability lawsuits are successfully brought against us or any of our collaborative partners, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, which may result in:

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  decreased demand for any of our future approved products;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  termination of clinical trial sites or entire trial programs;

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  significant litigation costs;

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  substantial monetary awards to or costly settlements with patients or other claimants;

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  product recalls or a change in the indications for which they may be used;

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  loss of revenue;

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  diversion of management and scientific resources from our business operations; and

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  the inability to commercialize our product candidates.

        If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity associated with illness or other adverse effects resulting from patients' use or misuse of our products or any similar products distributed by other companies.

        Although we maintain product liability insurance coverage in the amount of up to $5.0 million in the aggregate and clinical trial liability insurance of $5.0 million in the aggregate, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if we commercialize any product that receives marketing approval. In addition, insurance coverage is becoming increasingly expensive. If we are unable to maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could harm our business, financial condition, results of operations and prospects.

We currently have no marketing, sales or distribution infrastructure with respect to our product candidates. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

        We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If our product candidate RA101495 is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize RA101495, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of RA101495. In addition, we may not be able to hire a sales force in the United States or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. These risks may be particularly pronounced due to our focus on our lead indications of PNH, rMG and LN, each of which is a rare disease with relatively small patient populations. Any failure or delay in the development of our or third parties' internal sales, marketing and distribution capabilities would adversely impact the commercialization of RA101495 and other future product candidates.

        With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution systems. Our product revenue may be lower than if it directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

The route of administration, formulation or dose for RA101495, which we are currently developing for SC self-administration, may be inadequate.

        We are currently developing RA101495 for SC self-administration. Unsatisfactory drug availability due to problems relating to this route of administration or the ability of the drug to bind to its target is another potential cause of lack of efficacy of RA101495 if and when it is commercialized. C5, the target of RA101495 is predominantly found in blood. For PNH, RA101495 will be administered subcutaneously. In our recently completed Phase 1 study of RA101495 in single-ascending dose cohorts and a multiple-dose cohort, single and repeat SC doses of RA101495 were safe and well tolerated in healthy volunteers. However, if daily subcutaneous administration proves to be unfeasible, then we may need to research additional doses, formulations or routes of administration, which could delay commercialization of RA101495 and result in significant additional costs to us. Additionally, while we may offer training in SC injections, reliance on patient self-administration may lead to higher rates of user error due to poor administration procedure by patients and reduced patient compliance as compared with administration by healthcare professionals.

If we, or any future collaborators, experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential clinical development, marketing approval or commercialization of our product candidates could be delayed or prevented.

        We, or any future collaborators, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent clinical development, marketing approval or commercialization of our product candidates, including:

  •
  our product candidates may produce unfavorable or inconclusive results;

  •
  regulators may require us or any future collaborators, to conduct additional clinical trials or abandon product development programs;

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  the number of patients required for clinical trials of our product candidates may be larger than we, or any future collaborators, anticipate, patient enrollment in these clinical trials may be slower than we, or any future collaborators, may anticipate or participants may drop out of these clinical trials at a higher rate than we, or any future collaborators, anticipate;

  •
  the cost of planned clinical trials of our product candidates may be greater than we anticipate;

  •
  our third-party contractors or those of any future collaborators, including those manufacturing our product candidates or components or ingredients thereof or conducting clinical trials on our behalf or on behalf of any future collaborators, may fail to comply with regulatory requirements or meet their contractual obligations to us or any future collaborators in a timely manner or at all;

  •
  regulators, IRBs or independent ethics committees may not authorize us, any future collaborators or our or their investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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  delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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  patients who enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial's duration;

  •
  delay, suspension or termination of clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate;

  •
  regulators, IRBs or independent ethics committees may require that we, or any future collaborators, or our or their investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;

  •
  the FDA or comparable foreign regulatory authorities may disagree with our, or any future collaborators', clinical trial designs or our or their interpretation of data from preclinical studies and clinical trials;

  •
  the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we, or any future collaborators, enter into agreements for clinical and commercial supplies;

  •
  the supply or quality of raw materials or manufactured product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

  •
  the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain marketing approval.

        We or any future collaborators could also encounter delays if a clinical trial is suspended or terminated by us or our collaborators, by the IRBs or independent ethics committees of the institutions in which such trials are being conducted, by the DSMB for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

        Further, conducting clinical trials in foreign countries, as we plan to do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

        Product development costs for us, or any future collaborators, will increase if we, or they, experience delays in testing or pursuing marketing approvals and we, or they, may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we, or any future collaborators, may have the exclusive right to commercialize our product candidates or allow our competitors, or the competitors of any future collaborators, to bring products to market before we, or any future collaborators, do and impair our ability, or the ability of any future collaborators, to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that lead to clinical trial delays may ultimately lead to the denial of marketing approval of any of our product candidates.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials.

        The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in the results of completed clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we, or any future collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of our product candidates.

        In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our most advanced product candidates, and, correspondingly, our business and financial prospects would be negatively impacted.

Chronic dosing of patients with RA101495 could lead to an immune response that causes adverse reactions or impairs the activity and/or efficacy of the drug, or causes other side effects.

        There is a risk that chronic dosing of patients with RA101495 may lead to an immune response that causes adverse reactions or impairs the activity and/or efficacy of the drug. Patients may develop an allergic reaction to the drug and/or develop antibodies directed at the drug. Impaired drug activity could be caused by neutralization of the drug's inhibitory activity or by an increased rate of clearance of the drug from circulation. For example, one potential side effect of RA101495 that has occurred in patients receiving eculizumab, a humanized antibody against C5, is an increased incidence of meningococcal infections as a result of inhibition of the terminal complement system in a manner similar to RA101495. As a result, patients receiving RA101495 may also require immunization with a meningococcal vaccine and prophylactic antibiotics.

        Any immune response that causes adverse reactions or impairs the activity of the drug could cause a delay in or termination of our development of RA101495, which would have a material adverse effect on our financial condition and results of operation.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

We plan to seek orphan drug designation for RA101495, but we may be unable to obtain such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

        We plan to seek orphan drug designation for RA101495 in specific orphan indications in which there is a medically plausible basis for its use and may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Although we intend to seek orphan drug designation for RA101495, we may never receive such designation. Moreover, obtaining orphan drug designation for one indication for RA101495 does not mean we will be able to obtain such designation for another indication.

        If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a NDA, to market the same drug for the same indication for seven years, except in limited circumstances such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Similarly, the FDA can subsequently approve a drug with the same active moiety for the same condition during the exclusivity period if the FDA concludes that the later drug is clinically superior, meaning the later drug is safer, more effective, or makes a major contribution to patient care. Even if we were to obtain orphan drug designation for RA101495, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus approval of RA101495 could be blocked for seven years if another company previously obtained approval and orphan drug exclusivity for the same drug and same condition. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition, the same drugs can be approved for different indications and might then be used off-label in our approved indication, and different drugs for the same condition may already be approved and commercially available.

        In Europe, the period of orphan drug exclusivity is ten years, although it may be reduced to six years if, at the end of the fifth year, it is established that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. In September 2016, the EMA's Committee for Orphan Medicinal Products adopted a positive opinion recommending RA101495 for the treatment of PNH for designation as an orphan medicinal product to the European Commission, which will decide whether to grant an orphan designation.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

        If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

        Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

        Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

        The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

        In some countries, such as the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

We are subject to extensive government regulation and the failure to comply with these regulations may have a material adverse effect on our operations and business.

        Both before and after approval of any product, we and our suppliers, contract manufacturers and clinical investigators are subject to extensive regulation by governmental authorities in the United States and other countries, covering, among other things, testing, manufacturing, quality control, clinical trials, post-marketing studies, labeling, advertising, promotion, distribution, import and export, governmental pricing, price reporting and rebate requirements. Failure to comply with applicable requirements could result in one or more of the following actions: warning letters; unanticipated expenditures; delays in approval or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating or marketing restrictions; injunctions; criminal prosecution and civil or criminal penalties including fines and other monetary penalties; adverse publicity; and disruptions to our business. Further, government investigations into potential violations of these laws would require us to expend considerable resources and face adverse publicity and the potential disruption of our business even if we are ultimately found not to have committed a violation.

        Obtaining FDA approval of our product candidates requires substantial time, effort and financial resources and may be subject to both expected and unforeseen delays, and there can be no assurance that any approval will be granted on any of our product candidates on a timely basis, if at all. The FDA may decide that our data are insufficient for approval of our product candidates and require additional preclinical, clinical or other studies or additional work related to chemistry, manufacturing and controls. In addition, we, the FDA, IRBs or independent ethics committees may suspend or terminate human clinical trials at any time on various grounds, including a finding that the patients are or would be exposed to an unacceptable health risk or because of the way in which the investigators on which we rely carry out the trials. If we are required to conduct additional trials or to conduct other testing of our product candidates beyond that which we currently contemplate for regulatory approval, if we are unable to complete successfully our clinical trials or other testing, or if the results of these and other trials or tests fail to demonstrate efficacy or raise safety concerns, we may face substantial additional expenses, be delayed in obtaining marketing approval for our product candidates or may never obtain marketing approval.

        We are also required to comply with extensive governmental regulatory requirements after a product has received marketing authorization. Governing regulatory authorities may require post-marketing studies that may negatively impact the commercial viability of a product. Once on the market, a product may become associated with previously undetected adverse effects and/or may develop manufacturing difficulties. As a result of any of these or other problems, a product's regulatory approval could be withdrawn, which could harm our business and operating results.

Even if we obtain FDA approval of RA101495 or any of our other product candidates, we or our partners may never obtain approval or commercialize our products outside of the United States.

        In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of RA101495 or any of our other product candidates in those countries. We do not have experience in obtaining regulatory approval in international markets. If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.

        In March 2010 for example, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act, or ACA. Among the provisions of the ACA of potential importance to our business and our product candidates are the following:

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  an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

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  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

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  expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

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  a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

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  extension of manufacturers' Medicaid rebate liability;

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  expansion of eligibility criteria for Medicaid programs;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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  new requirements to report certain financial arrangements with physicians and teaching hospitals;

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  a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

        In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

        Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent product labeling and post-marketing testing and other requirements.

        Our relationships with customers and third-party payors, among others, will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of our operations, and diminished profits and future earnings.

        Healthcare providers, physicians and third party-payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers, if any, will subject us to broadly applicable fraud and abuse and other healthcare laws and regulations. The laws and regulations may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. These include the following:

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  Anti-kickback statute.  The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity can be found guilty of violating the federal Anti-Kickback Statute without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute;

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  False claims laws.  The federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $10,781 to $21,563 per false claim;

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  HIPAA.  The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Additionally, HIPAA as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations on covered entities and their business associates, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information;

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  Transparency requirements.  The provision within the ACA commonly referred to as the federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or transfers of value made to physicians and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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  Analogous state and foreign laws.  Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third party payors, and are generally broad and are enforced by many different foreign and state agencies as well as through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

        Efforts to ensure that our business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

        Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

        In addition, manufacturers of approved products and those manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

        Accordingly, assuming we, or any future collaborators, receive marketing approval for one or more of our product candidates, we, and any future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

        If we, and any future collaborators, are not able to comply with post-approval regulatory requirements, we, and any future collaborators, could have the marketing approvals for our products withdrawn by regulatory authorities and our, or any future collaborators', ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

        Any of our product candidates for which we, or any future collaborators, obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a Risk Evaluation and Mitigation Strategy.

        The FDA, the EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws, including the False Claims Act.

        In addition, later discovery of previously unknown adverse events or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

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  restrictions on the manufacturing of such products;

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  restrictions on the labeling or marketing of such products;

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  restrictions on product distribution or use;

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  requirements to conduct post-marketing studies or clinical trials;

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  warning letters or untitled letters;

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  withdrawal of the products from the market;

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  refusal to approve pending applications or supplements to approved applications that we submit;

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  recall of products;

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  restrictions on coverage by third-party payors;

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  fines, restitution or disgorgement of profits or revenues;

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  suspension or withdrawal of marketing approvals;

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  refusal to permit the import or export of products;

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  product seizure; or

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  injunctions or the imposition of civil or criminal penalties.

Additional time may be required to obtain regulatory approval for our product candidates because they are combination products.

        Because certain of our product candidates are designed to be self-administered SC by patients and may be packaged as pre-filled cartridges or pens, they may be regulated as drug/device combination products that require coordination within the FDA and similar foreign regulatory agencies for review of their device and drug components. Although the FDA and similar foreign regulatory agencies have systems in place for the review and approval of combination products such as ours, we may experience delays in the development and commercialization of our product candidates due to regulatory timing constraints and uncertainties in the product development and approval process.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

        We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

        We maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

        In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

        We do not independently conduct clinical trials of any of our product candidates. We rely on third parties, such as contract research organizations, or CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

        Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with requirements, commonly referred to as Good Clinical Practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

        Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities at an acceptable cost.

        We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely on third parties for supply of the active pharmaceutical ingredients, or API, in our product candidates. Our current strategy is to outsource all manufacturing of our product candidates and products to third parties.

        We currently engage third-party manufacturers to provide the API, and other third parties to provide services for the final drug product formulation of RA101495 that is being used in our clinical trials. Although we believe that there are several potential alternative manufacturers who could manufacture RA101495, we may incur added costs and delays in identifying and qualifying any such replacement. In addition, we have not yet concluded a commercial supply contract with any commercial manufacturer. There is no assurance that we will be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of RA101495 and the costs of manufacturing could be prohibitive.

        Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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  reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

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  limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

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  the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

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  the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

        If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

        Our lead product candidate may ultimately be regulated as a drug/device combination product. Third-party manufacturers may not be able to comply with the cGMP regulatory requirements applicable to drugs and drug/device combination products, including applicable provisions of the FDA's drug cGMP regulations, device cGMP requirements embodied in the Quality System Regulation, or QSR, or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. The facilities used by our contract manufacturers to manufacture our product candidates must be evaluated by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we may not be able to secure and/or maintain regulatory approval for our product manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA finds deficiencies or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval.

        The FDA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval.

If our third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture the product may increase and commercialization may be delayed.

        In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of RA101495 or any of our other product candidates in our pipeline or that we may develop, our third party manufacturer will be required to increase its production and optimize its manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third party manufacturer is not able to optimize its manufacturing process to increase the product yield for our product candidates, or if it is unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operation.

We may need to maintain licenses for active ingredients from third parties to develop and commercialize some of our product candidates, which could increase our development costs and delay our ability to commercialize those product candidates.

        Should we decide to use active pharmaceutical ingredients in any of our product candidates that are proprietary to one or more third parties, we would need to maintain licenses to those active ingredients from those third parties. If we are unable to gain or continue to access rights to these active ingredients prior to conducting preclinical toxicology studies intended to support clinical trials, we may need to develop alternate product candidates from these programs by either accessing or developing alternate active ingredients, resulting in increased development costs and delays in commercialization of these product candidates. If we are unable to gain or maintain continued access rights to the desired active ingredients on commercially reasonable terms or develop suitable alternate active ingredients, we may not be able to commercialize product candidates from these programs.

We enter into various contracts in the normal course of our business in which we indemnify the other party to the contract. In the event we have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial condition and results of operations.

        In the normal course of business, we periodically enter into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to our academic and other research agreements, we typically indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our sublicensees' exercise of rights under the agreement. With respect to our commercial agreements, we indemnify our vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party.

        Should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial condition and results of operations could be adversely affected. Similarly, if we are relying on a collaborator to indemnify us and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage and does not have other assets available to indemnify us, our business, financial condition and results of operations could be adversely affected.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

        We expect to seek one or more collaborators for the development and commercialization of one or more of our product candidates. For example, we started collaborating with Merck in 2013. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain marketing approval for product candidates from foreign regulatory authorities, we intend to enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

        We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, the EMA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

        Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

        We expect to enter into additional collaborations for the development and commercialization of certain of our product candidates. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators' abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

        Collaborations involving our product candidates pose a number of risks, including the following:

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  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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  collaborators may not perform their obligations as expected;

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  collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

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  a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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  disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and intellectual property rights, contract interpretation, or the preferred course of development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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  collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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  collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

        Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Risks Related to Our Intellectual Property

Our success depends on our ability to protect our intellectual property and proprietary technology.

        Our success depends in large part on our ability to obtain and maintain patent protection and trade secret protection in the United States and other countries with respect to our proprietary product candidates. If we do not adequately protect our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business; we also license or purchase patent applications filed by others. The patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

        Agreements through which we license patent rights may not give us control over patent prosecution or maintenance, so that we may not be able to control which claims or arguments are presented and may not be able to secure, maintain, or successfully enforce necessary or desirable patent protection from those patent rights. We have not had and do not have primary control over patent prosecution and maintenance for certain of the patents and patent applications we license, and therefore cannot guarantee that these patents and applications will be prosecuted or maintained in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents.

        If the scope of the patent protection we or our licensors obtain is not sufficiently broad, we may not be able to prevent others from developing and commercialize technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our licensed patents have, or that any of our pending licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect our proprietary platform or otherwise provide any competitive advantage, nor can we assure you that our licenses are or will remain in force. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates. In addition, the patent portfolio licensed to us is, or may be, licensed to third parties, such as outside our field, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

        Even if they are unchallenged, our licensed patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that uses a vector or an expression construct that falls outside the scope of our patent protection or license rights. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. Although currently all of our patents and patent applications are in-licensed, similar risks would apply to any patents or patent applications that we may own or in-license in the future.

        We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.

        It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our partners, collaborators, licensees, or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

        The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

        Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we do or may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

        Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivations, proceedings, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

        Pending and future patent applications may not result in patents being issued that protect our business, in whole or in part, or which effectively prevent others from commercializing competitive products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does.

        The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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  the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

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  patent applications may not result in any patents being issued;

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  patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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  our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;

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  there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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  countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

        Issued patents that we have or may obtain or license may not provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors may seek to market generic versions of any approved products by submitting ANDAs to the FDA in which they claim that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

        Pursuant to the terms of some of our license agreements with third parties, some of our third party licensors have the right, but not the obligation in certain circumstances to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, our competitive position and our financial condition could suffer.

        In addition, we rely on the protection of our trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating its trade secrets. If any of these events occurs or if we otherwise lose protection for our trade secrets or proprietary know-how, our business may be harmed.

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for the use, formulation and structure of our products and product candidates, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our products and product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

        The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Further, the determination that a patent application or patent claim meets all of the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. For example, our C5 inhibitor portfolio consists of three families of patent applications that we own directed to C5 inhibitors and related methods of use. Although we have conducted searches for third-party publications, patents and other information that may affect the patentability of claims in our various patent applications and patents, we cannot be certain that all relevant information has been identified. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our licensed patents or patent applications or in third-party patents.

        We cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art patents, or will issue as patents. Neither can we make assurances as to the scope of any claims that may issue from our pending and future patent applications nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our patents and patent applications in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for our products and product candidates and/or materially harm our business.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of our programs, including our PNH program;

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  it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) will be sufficient to protect our technology, provide us with a basis for commercially viable products or provide us with any competitive advantages;

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  if our pending applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under United States or foreign laws; or

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  if issued, the patents under which we hold rights may not be valid or enforceable.

        In addition, to the extent that we are unable to obtain and maintain patent protection for one of our products or product candidates or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of a product or product candidate for follow-on indications.

        We also may rely on trade secrets to protect our technologies or products, especially where we do not believe patent protection is appropriate or obtainable. For example, the patents underlying our proprietary peptide chemistry technology, which we license from third parties on a non-exclusive basis in some cases, expire by 2022. As a result, we anticipate that trade secrets will serve as the primary protection for the know-how behind our proprietary platform. Also, we cannot provide any assurances that any of our licensed patents have claims with a scope sufficient to protect our proprietary platform or otherwise provide any competitive advantage, nor can we assure you that our licenses are or will remain in full force or effect, in which case we would similarly rely on trade secrets. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisers may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third-party entity illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Notably, proprietary technology protected by a trade secret does not preempt the patent of independently developed equivalent technology, even if such equivalent technology is invented subsequent to the technology protected by a trade secret.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Under the terms of some of our licenses, we do not have the ability to maintain or prosecute patents in the portfolio, and must therefore rely on third parties to comply with these requirements.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

        Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms United States patent law in part by changing the U.S. patent system from a "first to invent" system to a "first inventor to file" system , expanding the definition of prior art, and developing a post-grant review system. This legislation changes United States patent law in a way that may weaken our ability to obtain patent protection in the United States for those applications filed after March 16, 2013.

        Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts, and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

        In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, and Promega Corp. v.

Life Technologies Corp. have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to enforce our intellectual property rights throughout the world.

        Filing, prosecuting, enforcing and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.

        Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop and market their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Agreements through which we license patent rights may not give us sufficient rights to permit us to pursue enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents (or control of enforcement or defense) of such patent rights in all relevant jurisdictions as requirements may vary.

        Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Moreover, such proceedings could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Others may claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.

        A third party may claim an ownership interest in one or more of our or our licensors' patents or other proprietary or intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any claims or assertions by third-parties with respect to our patents or other intellectual property, we cannot guarantee that a third-party will not assert a claim or an interest in any of such patents or intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources, and cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

        Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates or relating to the use of complement inhibition that may cover our product candidates or approach to complement inhibition. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture or our approach to complement inhibition, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

        There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. We cannot guarantee that any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

        If we are found to infringe a third party's intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

        Many of our current and former employees and our licensors' current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

        In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

        Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

        Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

        Additionally, for certain of our in-licensed patent rights, we do not have the right to bring suit for infringement and must rely on third parties to enforce these rights for us. If we cannot or choose not to take action against those we believe infringe our intellectual property rights, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.

If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

        We are a party to a collaboration and license agreement with Merck Sharp & Dohme Corp., under which we license patent rights relating to peptides that modulate the activity of a Merck-designated non-complement cardiovascular product candidate. We are party to several other license agreements, under which we license patent rights related to our proprietary technology and other product candidates. We may enter into additional license agreements in the future. Our license agreement with Merck imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations under these licenses, our licensors may have the right to terminate these license agreements, in which event we might not be able to market any product that is covered by these agreements, or our licensors may convert the license to a non-exclusive license, which could negatively impact the value of the product candidate being developed under the license agreement. Termination of these license agreements or reduction or elimination of our licensed rights may also result in our having to negotiate new or reinstated licenses with less favorable terms.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be negatively impacted and our business would be harmed.

        In addition to the protection afforded by patents, we also rely on trade secret protection for certain aspects of our intellectual property. For example, the patents underlying our proprietary peptide chemistry technology expire by 2022. As a result, we anticipate that we will rely on trade secrets as the primary protection for the know-how behind our proprietary platform. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our business and competitive position could be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

        Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Employee Matters and Managing Growth

We only have a limited number of employees to manage and operate our business.

        As of June 30, 2016, we had 40 full-time or part-time employees. Our focus on the development of RA101495 requires us to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to hire and/or retain adequate staffing levels to develop RA101495 or run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

        We utilize information technology, or IT, systems and networks to process, transmit and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any cyber-attack or destruction or loss of data could have a material adverse effect on our business and prospects. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

        Our success depends, and will likely continue to depend, upon our ability to hire, retain the services of our current executive officers, directors, principal consultants and others. In addition, we have established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

        Our industry has experienced a high rate of turnover of management personnel in recent years. Any of our personnel may terminate their employment at will. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

        Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

        We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

Our employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

        We are exposed to the risk that our employees, independent contractors, consultants, collaborators and contract research organizations may engage in fraudulent conduct or other illegal activity. Misconduct by those parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (1) FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, and (4) laws that require the reporting of financial information or data accurately. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our ability to operate our business and our results of operations.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug manufacturing, regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of the country. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Risks Related to Our Common Stock and this Offering

An active trading market for our common stock may not develop or be sustainable. If an active trading market does not develop, investors may not be able to resell their shares at or above the initial public offering price and our ability to raise capital in the future may be impaired.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This price may not reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we intend to list our common stock on the NASDAQ Global Market, an active trading market for our shares may never develop or, if developed, be maintained following this offering. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the net tangible book value of your investment.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the initial public offering price of $13.00 per share, you will experience immediate dilution of $7.28 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Purchasers of common stock in this offering will have contributed approximately 51.5% of the aggregate price paid by all purchasers of our stock and will own approximately 32.9% of our common stock outstanding after this offering, excluding any shares of our common stock that they may have acquired prior to this offering. Furthermore, if the underwriters exercise their over-allotment option or our previously issued options to acquire common stock at prices below the assumed initial public offering price are exercised, you will experience further dilution. For additional information on the dilution that you will experience immediately after this offering, see the section titled "Dilution."

The trading price of our common stock is likely to be highly volatile, which could result in substantial losses for purchasers of our common stock in this offering. Securities class action or other litigation involving our company or members of our management team could also substantially harm our business, financial condition and results of operations.

        Our stock price is likely to be highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price and you may lose some or all of your investment. The market price for our common stock may be influenced by many factors, including:

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  the success of existing or new competitive products or technologies;

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  regulatory actions with respect to our product candidates or our competitors' products and product candidates;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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  the timing and results of clinical trials of RA101495 and any other product candidates;

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  commencement or termination of collaborations for our development programs;

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  failure or discontinuation of any of our development programs;

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  results of clinical trials of product candidates of our competitors;

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  regulatory or legal developments in the United States and other countries;

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  developments or disputes concerning patent applications, issued patents or other proprietary rights;

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  the recruitment or departure of key personnel;

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  the level of expenses related to any of our product candidates or clinical development programs;

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  the results of our efforts to develop additional product candidates or products;

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  actual or anticipated changes in estimates as to financial results or development timelines;

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  announcement or expectation of additional financing efforts;

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  sales of our common stock by us, our insiders or other stockholders;

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  variations in our financial results or those of companies that are perceived to be similar to us;

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  changes in estimates or recommendations by securities analysts, if any, that cover our stock;

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  changes in the structure of healthcare payment systems;

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  market conditions in the pharmaceutical and biotechnology sectors;

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  general economic, industry and market conditions; and

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  the other factors described in this "Risk Factors" section.

        In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant stock price volatility in recent years. For example, in early 2016, securities class action lawsuits were filed in the United States District Court for the District of Massachusetts against Tetraphase Pharmaceuticals, Inc., or Tetraphase, its chief executive officer, its former chief operating officer and Mr. Lubner, its former and our current chief financial officer. The complaint generally alleges that the executives, including Mr. Lubner, violated the federal securities laws by making material misstatements or omissions concerning the efficacy and prospects of Tetraphase's lead drug candidate and that these executives profited from the sale of Tetraphase's stock prior to announcement of the related clinical trial's failure to meet its endpoint. Mr. Lubner believes he has valid defenses against these claims and intends to engage in a vigorous defense of such litigation. However, the results of this litigation and other legal proceedings are inherently uncertain and, regardless of the ultimate outcome or the merits, require substantial time and other resources to defend. Accordingly, this litigation and any similar litigation that we could face may result in substantial costs to us, divert management's attention and resources from our company as well as harm our reputation with analysts and investors, which could substantially harm our business, financial condition and results of operations.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return on your investment.

        Although we currently intend to use the net proceeds from this offering in the manner described in the section titled "Use of Proceeds" in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

        As a public company, and particularly after we are no longer an "emerging growth company," we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we anticipate could amount to between $1.0 million and $2.0 million annually. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

        Pursuant to SOX Section 404 we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. Following this offering, we will have 21,488,780 shares of common stock outstanding based on the 594,044 shares of our common stock outstanding as of September 30, 2016 and after giving effect to (i) the conversion of all outstanding shares of our preferred stock into 13,623,933 shares of our common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, in each case upon the closing of this offering. Of these shares, the 7,049,230 shares sold by us in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining 14,439,550 shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in the "Shares Eligible for Future Sale" section of this prospectus. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

        Moreover, after this offering, holders of an aggregate of 13,852,369 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

        As of December 31, 2015, we had federal and state net operating loss carryforwards of $22.8 million and $20.5 million, respectively, and federal research and development tax credit carryforwards of $1.5 million and state research and development tax credit carryforwards of $1.0 million. If not utilized, the net operating loss carryforwards will begin to expire in 2029. If not utilized, the research and development credits will begin to expire in 2030. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. We have not conducted a detailed study to document whether our historical activities qualify to support the research and development credit carryforwards. A detailed study could result in adjustment to our research and development credit carryforwards. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, or if our research and development carryforwards are adjusted, it would harm our future operating results by effectively increasing our future tax obligations.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

        We have never declared nor paid cash dividends on our capital stock. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our business. In addition, the terms of any future debt or credit agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Based upon shares outstanding as of September 30, 2016, and after giving effect to (i) the conversion of all outstanding shares of preferred stock into 13,623,933 shares of our common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering and their affiliates, will, in the aggregate, beneficially own shares representing approximately 58.4% of our common stock, not including any shares purchased in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

  •
  delay, defer or prevent a change in control;

  •
  entrench our management or the board of directors; or

  •
  impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

        Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other stockholders.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us.

        Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

  •
  establish a classified board of directors such that all members of the board are not elected at one time;

  •
  allow the authorized number of our directors to be changed only by resolution of our board of directors;

  •
  limit the manner in which stockholders can remove directors from the board;

  •
  establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  limit who may call a special meeting of stockholders;

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

  •
  require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

        Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders. This could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

        The trading market for our common stock will likely depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have research coverage, and there can be no assurance that analysts will cover us, or provide favorable coverage. Securities or industry analysts may elect not to provide research coverage of our common stock after this offering, and such lack of research coverage may negatively impact the market price of our common stock. In the event we do have analyst coverage, if one or more analysts downgrade our stock or change their opinion of our stock, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

  •
  the initiation, timing, progress and results of our research and development programs and future preclinical and clinical studies;

  •
  our ability to advance any product candidates into, and successfully complete, clinical studies and obtain regulatory approval for them;

  •
  our ability to identify additional product candidates using our Extreme Diversity platform;

  •
  the timing or likelihood of regulatory filings and approvals;

  •
  the commercialization, marketing and manufacturing of our product candidates, if approved;

  •
  the pricing and reimbursement of our product candidates, if approved;

  •
  the rate and degree of market acceptance and clinical utility of any products for which we receive marketing approval;

  •
  the implementation of our strategic plans for our business, product candidates and technology;

  •
  the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

  •
  our expectations related to the use of proceeds from this offering, and estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

  •
  our ability to maintain and establish collaborations;

  •
  our financial performance;

  •
  developments relating to our competitors and our industry, including the impact of government regulation; and

  •
  other risks and uncertainties, including those listed under the caption "Risk Factors."

        In some cases, forward-looking statements can be identified by terminology such as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

        The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

        This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $83.5 million, or $96.3 million if the underwriters exercise in full their option to purchase additional shares, based on the initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

  •
  approximately $33.0 million to fund clinical development of RA101495 through the completion of a Phase 2 clinical trial in PNH patients;

  •
  approximately $11.0 million to fund a Phase 2 clinical trial in rMG patients and a Phase 1b clinical trial in LN patients;

  •
  approximately $18.9 million to advance our pipeline programs in Factor D, oral C5 inhibition and C1s; and

  •
  the remainder, if any, for working capital and other general corporate purposes.

        Based on our current plans, we believe our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations into the third quarter of 2018.

        This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the status of and results from non-clinical studies or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. Moreover, we are unable to estimate the allocation of proceeds between our rMG program and our LN program at this time because we have not conducted separate clinical trials for these indications and have not received FDA feedback on trial design for our planned clinical trials in these indications. Likewise, we are unable to forecast future expenditures in our pipeline programs in Factor D, oral C5 inhibition and C1s on a program by program basis at this time because we have not conducted clinical trials or received FDA feedback for these programs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

        Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings to fund the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 13,623,933 shares of common stock upon the completion of this offering, (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, in each case upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to our sale in this offering of 7,049,230 shares of common stock at the initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock," and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2016
	Actual(1)	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$40,246	$40,246	$123,838

Convertible preferred stock, $0.001 par value; 95,367,647 shares authorized, 95,367,647 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$86,484	$—	$—
Stockholders' (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 125,000,000 shares authorized, 554,759 shares issued and outstanding, actual; 150,000,000 shares authorized, 14,400,265 shares issued and outstanding, pro forma; 150,000,000 shares authorized, 21,449,495 shares issued and outstanding, pro forma as adjusted	1	14	21
Additional paid-in capital	3,014	89,418	173,003
Accumulated deficit	(49,762)	(49,762)	(49,762)

Total stockholders' (deficit) equity	(46,747)	39,670	123,262

Total capitalization	$39,737	$39,670	$123,262

(1)
Excludes 222,775 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2016.

        The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

  •
  1,394,800 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2016 under our 2010 Stock Option and Grant Plan, or the 2010 Plan, at a weighted average exercise price of $2.73 per share;

  •
  882,835 shares of common stock issuable upon the exercise of stock options granted on August 16, 2016 under our 2010 Plan at an exercise price of $5.60 per share;

  •
  an additional 841,088 shares of common stock available for future issuance under our 2010 Plan as of June 30, 2016, which, after giving effect to the return of 142,856 options available for future issuance due to cancellations upon termination of an employee, the grant of 882,835 options and the exercise of 39,285 options after June 30, 2016, left 101,109 shares of common stock available for future issuance under our 2010 Plan;

  •
  an additional 1,300,000 shares of common stock that were made available for future issuance under our 2016 Stock Award and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part, 72,856 of which were issued in connection with this offering; and

  •
  an additional 175,000 shares of common stock made available for future issuance under our 2016 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Our historical net tangible book value (deficit) as of June 30, 2016 was $(47.2) million, or $(85.13) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock. Historical net tangible book value (deficit) per share represents historical net tangible book value divided by the 554,759 shares of our common stock outstanding as of June 30, 2016.

        Our pro forma net tangible book value as of June 30, 2016 was $39.2 million, or $2.72 per share of our common stock. Pro forma net tangible book value per share represents historical net tangible book value divided by the total number of shares of common stock outstanding as of June 30, 2016, after giving effect to (i) the conversion of all shares of our preferred stock then outstanding into 13,623,933 shares of common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, in each case upon the closing of this offering.

        After giving further effect to the sale of shares of 7,049,230 common stock that we are offering at the initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016 would have been approximately $122.8 million, or approximately $5.72 per share. This amount represents an immediate increase in pro forma net tangible book value of $3.00 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $7.28 per share to investors participating in this offering.

        Dilution per share to investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their over-allotment option):

Initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of June 30, 2016	$(85.13)
Increase in historical net tangible book value per share attributable to pro forma adjustments described in preceding paragraphs	87.85

Pro forma net tangible book value per share as of June 30, 2016	2.72
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	3.00

Pro forma as adjusted net tangible book value per share after this offering		$5.72

Dilution per share to new investors participating in this offering		$7.28

        The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2016, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by investors in this offering at the initial public offering price of $13.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands except per share data)
Existing stockholders(1)	14,400,265	67.1%	$86,279,057	48.5%	$5.99
Investors in this offering	7,049,230	32.9	91,639,990	51.5	13.00

Total	21,449,495	100.0%	$177,919,047	100.0%

(1)
We expect that certain of our existing stockholders, including certain affiliates of our directors, will purchase an aggregate of approximately $19.5 million of shares of our common stock in this offering at the initial public offering price. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such stockholders.

        The above discussion and tables are based on shares of common stock issued and outstanding as of June 30, 2016 and (i) includes 13,623,933 additional shares of our common stock issuable upon the conversion of all outstanding shares of our preferred stock into shares of common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, in each case upon the closing of this offering, and excludes:

  •
  1,394,800 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2016 under our 2010 Stock Option and Grant Plan, or the 2010 Plan, at a weighted average exercise price of $2.73 per share;

  •
  882,835 shares of common stock issuable upon the exercise of stock options granted on August 16, 2016 under our 2010 Plan at an exercise price of $5.60 per share;

  •
  an additional 841,088 shares of common stock available for future issuance under our 2010 Plan as of June 30, 2016, which, after giving effect to the return of 142,856 options available for future issuance due to cancellations upon termination of an employee, the grant of 882,835 options and the exercise of 39,285 options after June 30, 2016, left 101,109 shares of common stock available for future issuance under our 2010 Plan;

  •
  an additional 1,300,000 shares of common stock that were made available for future issuance under our 2016 Stock Award and Incentive Plan upon the effectiveness of the registration statement of which this prospectus forms a part, 72,956 of which were issued in connection with this offering; and

  •
  an additional 175,000 shares of common stock that were made available for future issuance under our 2016 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

        To the extent that outstanding options are exercised or shares are issued under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

        We have derived the selected consolidated statement of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the six months ended June 30, 2015 and 2016 and balance sheet data as of June 30, 2016 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of June 30, 2016 and results of operations for the six months ended June 30, 2015 and 2016. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$4,830	$4,094	$2,177	$4,928
Operating expenses:
Research & development	10,016	15,217	6,566	11,462
General & administrative	1,924	2,233	1,010	2,376

Total operating expenses	11,940	17,450	7,576	13,838

Loss from operations	(7,110)	(13,356)	(5,399)	(8,910)

Other income (expense), net	1,607	(606)	(49)	(952)

Loss from before benefit from income taxes	(5,503)	(13,962)	(5,448)	(9,862)

Benefit from income taxes	27	19	—	—

Net loss	(5,476)	(13,943)	(5,448)	(9,862)

Gain on extinguishment of redeemable convertible preferred shares	—	1,673	—	—

Net loss attributable to common shareholders	$(5,476)	$(12,270)	$(5,448)	$(9,862)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(12.46)	$(24.68)	$(11.29)	$(18.32)

Weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted(1)	439,597	497,073	482,502	538,310

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(1.39)		$(0.85)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		7,720,519		10,504,917

(1)
See Note 2 to our notes to consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,
			As of June 30, 2016
	2014	2015
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,039	$19,386	$40,246
Working capital(1)	1,642	13,248	34,975
Total assets	7,315	24,342	49,312
Redeemable convertible preferred stock	28,984	53,675	86,484
Accumulated deficit	(25,957)	(39,900)	(49,762)
Total stockholders' deficit	(25,714)	(37,199)	(46,747)

(1)
We define working capital as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a clinical-stage biopharmaceutical company using our proprietary peptide chemistry platform to develop novel therapeutics for the treatment of serious diseases that are caused by excessive or uncontrolled activation of the complement system, a critical component of the immune system. The complement system, which consists of approximately 30 interacting proteins, offers a target-rich opportunity for us to leverage our proprietary peptide chemistry platform, which was pioneered by Nobel Laureate Dr. Jack Szostak and allows us to inhibit certain uncontrolled complement pathway factors involved in complement-mediated diseases. Known as our Extreme Diversity platform, our proprietary macrocyclic peptide chemistry technology allows us to produce synthetic macrocyclic peptides that combine the diversity and specificity of antibodies with the pharmacological properties of small molecules. We believe this chemistry technology will allow us to pursue challenging targets for which only monoclonal antibodies have been developed.

        We are developing our lead product candidate, RA101495, a convenient self-administered subcutaneous, or SC, injection, which is an injection into the tissue under the skin, for the treatment of paroxysmal nocturnal hemoglobinuria, or PNH. PNH is a rare, chronic, life-threatening, blood disorder where red blood cells are mistakenly attacked and destroyed by the complement system. We expect to initiate our Phase 2 clinical program for RA101495 in PNH patients in the first quarter of 2017 and release data in the second half of 2017. We are also developing RA101495, administered SC, to treat other debilitating complement-mediated diseases such as refractory generalized myasthenia gravis, or rMG, and lupus nephritis, or LN. We expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN in the second half of 2017. We also have preclinical programs targeting selective inhibition of other complement factors for diseases with no approved therapies, including a Factor D program for ophthalmologic and renal diseases, an oral, small molecule C5 inhibitor and a C1s program for certain autoimmune and central nervous system, or CNS, diseases. In addition to our focus on developing novel therapeutics to treat complement-mediated diseases, we have validated our Extreme Diversity platform by successfully identifying and delivering orally-available cyclic peptides for a non-complement cardiovascular target with a large market opportunity in a collaboration with Merck & Co., Inc., or Merck.

        Since our inception in June 2008, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary chemistry technology, identifying potential product candidates and conducting preclinical studies of our product candidates and a clinical trial of our lead product candidate, RA101495. To date, we have not generated any product revenue and have financed our operations primarily through the private placement of our securities and revenue from our collaboration with Merck. As of June 30, 2016, we had raised an aggregate of $103.5 million comprised of $86.0 million gross proceeds from private placements of our securities and $17.5 million in payments in connection with our collaboration and license agreement with Merck, or the Merck Agreement. As of June 30, 2016, our principal source of liquidity was cash and cash equivalents, which totaled $40.2 million.

        As of June 30, 2016, we had an accumulated deficit of $49.8 million. Our net losses were $5.5 million and $13.9 million for the years ended December 31, 2014 and 2015, respectively, and, $9.9 million for the six-month period ended June 30, 2016. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses and significant expenses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

  •
  continue to advance our lead program, RA101495, through clinical development by establishing clinical proof-of-concept activity using convenient SC administration in PNH patients;

  •
  continue our current research programs and development activities;

  •
  seek to identify additional research programs and additional product candidates;

  •
  initiate preclinical testing and clinical trials for any product candidates we identify and develop, maintain, expand and protect our intellectual property portfolio;

  •
  hire additional research, clinical and scientific personnel; and

  •
  incur additional costs associated with operating as a public company, including expanding our operational, finance and management teams.

        We believe that our available funds subsequent to this offering will be sufficient to fund our operations into the third quarter of 2018. We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. Additionally, we currently use contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, to carry out our preclinical and clinical development activities and we do not yet have a sales organization. If we obtain regulatory approval for our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed.

Financial Overview

Revenue

        We have derived all of our revenue to date from our collaboration and license agreement with Merck, or the Merck Agreement, which we entered into in April 2013. Under the Merck Agreement, we collaborated with Merck and used our proprietary drug discovery technology platform to identify orally available cyclic peptides for non-complement targets nominated by Merck and provided specific research and development services. At the signing, Merck paid us an upfront, non-refundable, license fee payment of $4.5 million. In addition, during the research term, which ended in April 2016, Merck reimbursed us for research and development services provided by us in accordance with a pre-specified number of our full-time equivalent employees, or FTEs, working under the Merck Agreement. At the conclusion of the research term, Merck elected to continue the development of a non-complement cardiovascular program target with a large market opportunity, for which we had received $3.5 million in preclinical milestone payments as of June 30, 2016. We are also entitled to receive future aggregate milestone payments of up to $61.5 million and low-to-mid single digit percentage royalties on any future sales for this program target. For additional information about the Merck Agreement, see the section entitled "—Revenue Recognition—Merck Collaboration and License Agreement." For

additional information about our revenue recognition policy, see the section entitled "—Critical Accounting Policies and Significant Judgments and Estimates—Revenue."

        To date, we have not generated any revenue from product sales and do not expect to do so in the near future. We expect that our revenue will be less than our expenses for the foreseeable future and that we will experience increasing losses as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. Our ability to generate revenue for each product candidate for which we receive regulatory approval will depend on numerous factors, including competition, commercial manufacturing capability and market acceptance of our products.

Research and Development Expenses

        Research and development expenses consist primarily of costs incurred for our research activities, including development of our proprietary chemistry technology platform, and our preclinical and clinical candidates, which include:

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  employee-related expenses, including salaries, benefits, and stock-based compensation expense;

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  expenses incurred under agreements with CROs, CMOs, and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

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  costs of purchasing lab supplies and non-capital equipment used in our preclinical activities and in manufacturing preclinical study and clinical trial materials;

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  consulting, licensing and professional fees related to research and development activities; and

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  facility costs, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supplies.

        We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended.

        Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

        We have not provided program costs since inception because historically we have not tracked or recorded our research and development expenses on a program-by-program basis. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our Extreme Diversity platform and for identifying and developing product candidates. We manage certain activities such as contract research and manufacturing of RA101495 and our discovery programs through our third-party vendors, and do not track the costs of these activities on a program-by-program basis.

        Because of the numerous risks and uncertainties associated with product development, we cannot determine with certainty the duration and completion costs of the current or future preclinical studies and clinical trials or if, when, or to what extent we will generate revenues from the commercialization and sale of our product candidates. We may never succeed in achieving regulatory approval for our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

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  successful completion of preclinical studies and Investigational New Drug-enabling studies;

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  successful enrollment in, and completion of, clinical trials;

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  receipt of marketing approvals from applicable regulatory authorities;

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  establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

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  obtaining and maintaining patent and trade secret protection and non-patent exclusivity;

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  launching commercial sales of the product, if and when approved, whether alone or in collaboration with others;

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  acceptance of the product, if and when approved, by patients, the medical community and third-party payors;

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  effectively competing with other therapies and treatment options;

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  a continued acceptable safety profile following approval;

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  enforcing and defending intellectual property and proprietary rights and claims; and

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  achieving desirable medicinal properties for the intended indications.

        A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development. We expect our research and development expenses to increase for the foreseeable future as we continue the development of product candidates.

General and Administrative Expenses

        General and administrative expenses consist primarily of employee related expenses, including salaries, benefits, and stock-based compensation, for personnel in executive, finance, facility operations and administrative functions. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to patent and corporate matters, and fees for accounting, tax and consulting services.

        We anticipate that our general and administrative expenses will increase in the future to support continued research and development activities, potential commercialization of our product candidates and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with exchange listing and Securities and Exchange Commission, or the SEC, requirements, director and officer insurance costs and investor and public relations costs.

Other Income (Expense), Net

        Other income (expense), net, primarily consists of interest expense incurred on debt instruments, amortized debt discount, interest income earned on our cash and cash equivalents, non-cash changes in fair value of the derivative liability associated with our convertible notes, loss on debt extinguishment and the increase in fair value of preferred stock tranche rights, or Preferred Stock Tranche Rights. The debt discount primarily consisted of the relative fair value of warrants and the fair value of bifurcated features embedded in our convertible notes issued in April 2015. The debt discount has been amortized to interest expense over the life of the convertible note and was recorded at fair value upon issuance.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

        We have derived all of our revenue to date from our Merck Agreement. The terms of the Merck Agreement contain multiple elements, including:

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  an upfront nonrefundable license fee;

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  payments for research and development services performed by our FTEs, including reimbursement for certain lab supplies and reagents;

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  payments based upon the achievement of certain development (pre-clinical and clinical), regulatory and commercial milestones; and

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  royalties on net product sales, if any.

        Multiple element or deliverable arrangements, such as the Merck Agreement, are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. When deliverables are separable, payments received are allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. When we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized.

        We recognize revenue for each element or deliverable under the Merck Agreement when all of the following criteria are met:

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  persuasive evidence of an arrangement exists;

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  delivery has occurred or services have been rendered;

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  the seller's price to the buyer is fixed or determinable; and

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  collectability is reasonably assured.

        Revenue in connection with:

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  the upfront non-refundable license fee has been recognized ratably over the research term of the Merck Agreement;

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  payments for research and development services and reimbursement for certain lab supplies and reagents have been recognized as services performed; and

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  milestone payments are recognized as these milestones are achieved, assuming all other revenue recognition criteria are met.

        Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in our consolidated balance sheets.

Accrued Research and Development Expenses

        As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed for us and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

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  CROs in connection with clinical trials;

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  CMOs with respect to clinical materials, intermediates, drug substance and drug product;

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  vendors in connection with research and preclinical development activities; and

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  vendors related to manufacturing, development and distribution of clinical supplies.

        We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of subjects and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed we may report amounts that are too high or too low in any particular period. To date, there have been no material differences from our estimates to the amounts actually incurred.

Stock-Based Compensation

        We account for stock-based compensation awards to employees and directors in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, or ASC 718. ASC 718 applies to any awards granted, modified, repurchased, or canceled after December 31, 2005, and requires the measurement and recognition of costs for all stock-based awards made to employees and directors, including stock options, stock appreciation rights, stock units, and discounted employee stock purchases. We recognize compensation costs related to employees based on the estimated fair value of the awards on the date of grant and over the associated service periods, using the straight-line method. The options vest periodically over various schedules and all options expire no later than 10 years after the date of grant.

        We have applied the fair value recognition provisions of ASC 718 and FASB ASC 505, Equity, or ASC 505, to account for stock-based compensation for non-employees. Stock-based compensation related to non-employee awards is re-measured at each reporting period until the awards are vested and is estimated using an expected term equal to the remaining contractual term of the award. Compensation expense is recognized for the fair value of the consideration received, or the equity instruments issued, whichever is more reliably measurable. We recorded compensation expense for non-employee awards with graded vesting using an accelerated recognition model.

        We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including:

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  the expected volatility of our stock;

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  the expected term of the award;

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  the risk-free interest rate;

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  expected dividends; and

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  the estimated fair value of our common stock on the measurement date.

        Due to the lack of a public market for the trading of our common stock and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of comparable companies that are publicly traded. For these analyses, we selected representative companies from the life sciences industry with characteristics similar to ours, including enterprise value, risk profiles, position within the industry and historical share price information, sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We use a dividend yield of zero based on the fact that we have never declared cash dividends and have no current intention of paying cash dividends over the expected term of the option.

        As we do not have sufficient historical stock option activity data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees, we have estimated the expected life of our employee stock options using the "simplified" method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. For non-employee options, we have determined the expected life based on the respective contractual life. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted and with maturity dates equivalent to the expected term of the option.

        The fair value of each stock option granted to employees and directors was estimated on the date of grant using the Black-Scholes option-pricing model, with the following range of assumptions for the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Risk free interest rate	1.76% - 1.88%	1.76% - 1.86%	1.76%	1.23% - 1.59%
Expected dividend yield	—	—	—	—
Expected term (in years)	5.9 - 6.1	5.9 - 6.1	6.0	6.0 - 6.4
Expected volatility	76.4% - 79.9%	72.3% - 74.7%	72.3%	74.1% - 77.3%

        The fair value of each non-qualified stock option granted to non-employees was estimated on the date of grant and at each revaluation date using the Black-Scholes option-pricing model, with the following range of assumptions, excluding performance-based awards, during the years ended December 31, 2014 and 2015, and six months ended June 30, 2015 and 2016:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Risk free interest rate	2.15% - 2.18%	1.93% - 2.31%	1.93% - 2.31%	1.46% - 1.76%
Expected dividend yield	—	—	—	—
Expected term (in years)	9.9 - 10.0	9.2 - 10.0	9.2 - 10.0	9.7 - 10.0
Expected volatility	75.1% - 75.3%	75.1% - 79.9%	75.3% - 79.9%	78.4% - 81.0%

        We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from its estimates. The estimation of the number of awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised.

        The following table presents the grant dates of shares subject to awards from January 1, 2015 through the date of this prospectus, along with the corresponding exercise price for each option grant and our current estimate of the fair value per share of our common stock on each grant date, which we utilize to calculate stock-based compensation expense:

Date of Grant	Number of Shares Underlying Options Granted	Exercise Price Per Share	Fair Value of Common Stock on Grant Date		Per Share Estimated Fair Value of Award(1)
March 13, 2015	53,141	$2.87	$2.87		$1.96
December 10, 2015	603,151	$2.87	$2.87		$1.89
February 29, 2016	379,996	$2.87	$2.87		$1.75
March 10, 2016	45,714	$2.87	$2.87		$1.89
June 16, 2016	156,427	$2.87	$3.92	(2)	$2.80
August 16, 2016	882,835	$5.60	$5.60		$4.07

(1)
The Per Share Estimated Fair Value of Award reflects the fair value of options as estimated at the date of grant using the Black-Scholes option-pricing model.

(2)
The fair value of common stock used for financial reporting purposes was determined based on a fair value assessment as of June 30, 2016.

        Stock-based compensation totaled approximately $0.1 million, $0.2 million, $0.1 million and $0.3 million for the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016. As of December 31, 2014, and 2015, and as of June 30, 2016, the total unrecognized compensation expense related to non-vested employee and non-employee stock options, net of related forfeiture estimates, was $0.2 million, $1.2 million, and $2.0 million, respectively. We expect to recognize our remaining stock based compensation expense over a weighted-average remaining vesting period of approximately three years. We expect our stock-based compensation expense for stock options granted to employees and non-employees to increase in future periods due to the potential increase in the value of our common stock and future option grants to new and current employees and consultants.

Determination of the Fair Value of Common Stock on Grant Dates

        Following the consummation of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock. We have historically granted stock options at exercise prices not less than the fair value of our common stock. Our board of directors determined the fair value of our common stock considering, in part, the work of an independent third-party valuation specialist. The board determined the estimated per share fair value of our common stock at various dates considering contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or Practice Aid.

        Our common and incentive security valuations were prepared using either an option-pricing method, or OPM, a probability-weighted expected return method, or PWERM, which used a combination of market approaches and an income approach to estimate our enterprise value or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to equityholders exceeded the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of common, incentive and preferred securities. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices. We performed common stock valuations, with the assistance of an independent third-party valuation specialist, as of September 30, 2014, July 10, 2015 and December 31, 2015, which resulted in valuations of our common stock of $2.87 as of each of those dates and June 30, 2016, which resulted in a valuation of our common stock of $3.92. In addition, we performed a common stock valuation, with the assistance of an independent third-party valuation specialist, as of August 1, 2016, which resulted in a valuation of our common stock of $5.60 as of such date. In conducting the valuations, the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with the Practice Aid, including our best estimate of our business condition, prospects and operating performance at each valuation date. Other significant factors included:

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  the prices of our preferred stock sold to outside investors in arm's length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

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  our stage of development and business strategy and the material risks related to our business and industry;

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  the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of guideline companies;

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  our results of operations and financial position;

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  the composition of, and changes to, our management team and board of directors;

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  the lack of liquidity of our common stock;

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  any external market conditions affecting the life sciences and biotechnology industry sectors;

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  the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

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  the state of the IPO market for similarly situated privately held life sciences companies.

        The dates of our contemporaneous valuations have not always coincided with the dates of our stock option grants. In determining the exercise prices of the stock options set forth in the table above, our board of directors considered, among other things, the most recent valuation of our common stock and their assessment of additional objective and subjective factors that were relevant as of the grant dates. The additional factors considered when determining whether any changes in the fair value of our common stock had occurred between the most recent valuation and the grant dates included our stage of research and development, our operating and financial performance and current business conditions.

        The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

Determination of Estimated Offering Price

        In July 2016, we selected underwriters for this offering. The initial public offering price for this offering of $13.00 was determined by us and the underwriters. In comparison, our estimate of the fair value of our common stock was $5.60 per share as of the August 16, 2016 valuation. We note that, as typical in initial public offerings, the range of the initial public offering price listed on the cover page of this prospectus was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the recent market prices of, and the demand for, publicly traded common stock of comparable companies.

        We believe that the difference between the fair value of our common stock as of                        and the midpoint of the range of the initial public offering price listed on the cover page of this prospectus is the result of these factors as well as the facts that we have continued to advance our lead product candidate and expand our pipeline of product candidates, we have received a positive opinion from the European Medicines Agency recommending orphan drug designation for RA101495 for the treatment of PNH in the European Union, we have received feedback from the Food and Drug Administration on our Phase 2 clinical program for RA101495, and we have received a $3.0 million milestone payment from Merck for our delivery to Merck of a set of orally-available molecules for a non-complement target with a large market opportunity in connection with our collaboration with Merck. In addition, the range of the initial public offering price listed on the cover page of this prospectus necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and our convertible preferred stock has converted into common stock in connection with the initial public offering. The range of the initial public offering price listed on the cover page of this prospectus therefore excludes any discount for lack of marketability of our common stock and any consideration of the preferences of our convertible preferred stock, which we factored into the August 16, 2016 contemporaneous valuation.

Results of Operations

Comparison of the Six Months Ended June 30, 2015 and 2016

        The following table summarizes our results of operations for the six months ended June 30, 2015 and 2016, together with the dollar change in those items:

	Six Months Ended June 30,
			Period-to-Period Change
	2015	2016
	(In thousands)
Revenue	$2,177	$4,928	$2,751
Operating expenses:
Research & development	6,566	11,462	4,896
General & administrative	1,010	2,376	1,366

Total operating expenses	7,576	13,838	6,262

Loss from operations	(5,399)	(8,910)	(3,511)

Other expense, net	(49)	(952)	(903)

Net loss	$(5,448)	$(9,862)	$(4,414)

  Revenue

        Revenue increased by $2.8 million to $4.9 million for the six months ended June 30, 2016, from $2.2 million for the six months ended June 30, 2015. This increase is primarily attributable to the recognition of a $3.0 million milestone payment from Merck in June 2016 and an increase of $0.7 million in connection with recognition of the remaining deferred revenue related to the upfront non-refundable, license fee earned at the expiration of the research term of the Merck Agreement, on March 31, 2016. These increases were offset in part by $0.8 million decrease in FTE revenue related to a decrease in the number of FTEs providing research and development services under the Merck Agreement and $0.1 million decrease related to lower reimbursable lab supply and reagent expenses for the six months ended June 30, 2016.

  Research and Development Expenses

        Research and development expenses increased by $4.9 million to $11.5 million for the six months ended June 30, 2016, from $6.6 million for the six months ended June 30, 2015. This increase is primarily attributable to $2.2 million increase in CRO and CMO expenses in connection with our pre-clinical studies and clinical trials for RA101495, $1.1 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash stock-based compensation including costs for additional personnel to support our increased research and development activities, $0.9 million increase in facilities costs including rent, moving expenses related to our new facility, and depreciation expense, $0.4 million increase in consulting expenses and $0.3 million increase in lab-supply and reagent expenses.

  General and Administrative Expenses

        General and administrative expenses increased by $1.4 million to $2.4 million for the six months ended June 30, 2016, from $1.0 million for the six months ended June 30, 2015. The increase in general and administrative expenses was primarily attributable to $0.7 million increase in consulting and professional fees, including increased market research, accounting and audit fees, $0.5 million increase in employee-related costs, including salary, bonus, benefits and non-cash stock-based compensation for executive and administrative personnel including for additional personnel to support our increased activities, and approximately $0.2 million in increased facilities related costs and other related expenses.

  Other Expense, Net

        During the six months ended June 30, 2016, other expense, net, increased by $0.9 million to $1.0 million from $0.05 million for the six months ended June 30, 2015. This increase was primarily attributable to the increase in the fair value of the Series B-2 Preferred Stock Tranche Rights of $1.0 million recognized in the six months ended June 30, 2016 partially offset by a decrease of $0.1 million in interest expense that was recognized in the six months ended June 30, 2015 in connection with our convertible notes that were outstanding from April 2015 until the cancellation upon conversion into Series B-1 preferred stock in July 2015.

Comparison of the Years Ended December 31, 2014 and 2015

        The following table summarizes our results of operations for the years ended December 31, 2014 and 2015, together with the dollar change in those items:

	Year Ended December 31,
			Period-to-Period Change
	2014	2015
	(In thousands)
Revenue	$4,830	$4,094	$(736)
Operating expenses:
Research & development	10,016	15,217	5,201
General & administrative	1,924	2,233	309

Total operating expenses	11,940	17,450	5,510

Loss from operations	(7,110)	(13,356)	(6,246)

Other income (expense), net	1,607	(606)	(2,213)
Net loss before benefit from income taxes	(5,503)	(13,962)	(8,459)

Benefit from income taxes	27	19	(8)

Net loss	$(5,476)	$(13,943)	$(8,467)

  Revenue

        Revenue decreased by $0.7 million to $4.1 million for the year ended December 31, 2015, from $4.8 million for the year ended December 31, 2014. This decrease was primarily attributable to a decrease of $0.4 million in FTE revenue related to a decrease in the number of FTEs providing research and development services under the Merck Agreement during 2015. In addition, recognition of deferred revenue related to the upfront non-refundable, technology license fee decreased $0.2 million due to the extension in an April 2015 amendment of the Merck Agreement. Revenue related to reimbursable lab supply and reagent also decreased by $0.1 million.

  Research and Development Expenses

        Research and development expenses increased by $5.2 million to $15.2 million for the year ended December 31, 2015, from $10.0 million for the year ended December 31, 2014. This increase was primarily due to $3.7 million increase in CRO and CMO expenses for our ongoing pre-clinical studies and a Phase 1 clinical trial for RA101495, $1.1 million increase in employee-related costs including increased salary, bonus, benefits and non-cash stock-based compensation for additional personnel to support our increased activities and $0.4 million in increased facilities-related costs and depreciation expense.

  General and Administrative Expenses

        General and administrative expenses increased by $0.3 million to $2.2 million for the year ended December 31, 2015 from $1.9 million for the year ended December 31, 2014. The increase in general and administrative expenses was primarily attributable to an increase of $0.3 million in consulting and professional fees associated with general corporate activities.

  Other Income (Expense), net

        Other income (expense), net decreased by $2.2 million to $0.6 million in other expense, net for the year ended December 31, 2015 from $1.6 million in other income, net for the year ended December 31, 2014. This decrease was primarily attributable to a decrease of $1.5 million in other income recognized in the year ended December 31, 2014 related to the increase in fair value of the Series A Preferred Stock Tranche Rights, an increase of $0.1 million in interest expense due to convertible notes that were outstanding from April 2015 until the conversion into Series B-1 preferred stock in July 2015, and an increase of $0.6 million in other expense related to the loss upon debt extinguishment of convertible notes.

Liquidity and Capital Resources

Overview

        We have funded our operations from inception through June 30, 2016 primarily through gross proceeds of $86.0 million from the sale of our preferred stock and the issuance of convertible notes that subsequently converted into preferred stock and $17.5 million from payments from Merck in connection with the Merck Agreement. As of June 30, 2016, we had cash and cash equivalents of $40.2 million.

Cash Flows

        The following table provides information regarding our cash flows for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(In thousands)
Net cash (used in) provided by:
Operating activities	$(7,551)	$(12,017)	$(5,257)	$(5,324)
Investing activities	(825)	(1,664)	(22)	(3,088)
Financing activities	8,644	29,028	4,894	29,272

Net increase (decrease) in cash	$268	$15,347	$(385)	$20,860

  Net Cash Used in Operating Activities

        The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

        Net cash used in operating activities of $5.3 million during the six months ended June 30, 2016 increased by $67,000 compared to the six months ended June 30, 2015. The $67,000 increase in net cash used in operations was primarily due to an increase in our net loss of $4.4 million for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015 due to an increase in our operating expenses in connection with our lead program RA101495 and other research and development pipeline programs, partially offset by an increase in accrued expenses, accounts payable, deferred rent and other non-current liabilities of $4.9 million and a decrease in prepaid expenses and other assets of approximately $0.5 million.

        Net cash used in operating activities was $12.0 million during the year ended December 31, 2015 compared to $7.6 million during the year ended December 31, 2014. The increase in net cash used in operations was primarily due to an increase in our net loss of $8.5 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014 due to an increase in our operating expenses in connection with our lead program RA101495 and other research and development pipeline.

  Net Cash Used in Investing Activities

        Net cash used in investing activities was $3.1 million for the six months ended June 30, 2016 compared to $22,000 during the six months ended June 30, 2015. The increase in cash used in investing activities was primarily due to increased purchases of property and equipment related to the cost of new leasehold improvements in our new leased facility in Cambridge, Massachusetts.

        Net cash used in investing activities was $1.7 million during the year ended December 31, 2015 compared to $0.8 million during the year ended December 31, 2014. The increase in cash used in investing activities was primarily due to the security deposit for our new lease in Cambridge, Massachusetts.

  Net Cash Provided by Financing Activities

        Net cash provided by financing activities was $29.3 million during the six months ended June 30, 2016 compared to $4.9 million during the six months ended June 30, 2015. The increase in cash provided by financing activities was due to net proceeds of $29.2 million related to the issuance of Series B-2 preferred stock and proceeds of $43,000 from the exercise of stock options during the six months ended June 30, 2016.

        Net cash provided by financing activities was $29.0 million during the year ended December 31, 2015 compared to $8.6 million during the year ended December 31, 2014. The increase in cash provided by financing activities was attributable to net proceeds of $28.9 million related to the issuance of convertible notes and Series B-1 preferred stock during the year ended December 31, 2015.

Funding Requirements

        We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate Phase 2 clinical trials of RA101495 in PNH, initiate clinical trial of RA101495 in additional indications rMG and LN, advance the development of pipeline programs, initiate new research and preclinical development efforts and seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

        We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2016, will enable us to fund our operating expenses and capital expenditure requirements into the third quarter of 2018.

        We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with the development and commercialization of RA101495 and the research, development and commercialization of other potential product candidates, we are unable to estimate the exact amount of our operating capital requirements. Our future capital requirements will depend on many factors, including:

  •
  the scope, progress, timing, costs and results of clinical trials of RA101495;

  •
  research and preclinical development efforts for any future product candidates that we may develop;

  •
  our ability to enter into and the terms and timing of any collaborations, licensing agreements or other arrangements;

  •
  the number of future product candidates that we pursue and their development requirements;

  •
  the outcome, timing and costs of seeking regulatory approvals;

  •
  the costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

  •
  subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;

  •
  our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

  •
  the costs of operating as a public company.

        Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

        Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

        If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations

        The following table summarizes our outstanding contractual obligations as of payment due date by period at December 31, 2015:

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Operating Leases	$9,781	$868	$2,580	$2,831	$3,502

Total	$9,781	$868	$2,580	$2,831	$3,502

        We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts are not included in the table above as they provide for termination on notice, and therefore are cancelable contracts and do not include any minimum purchase commitments.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the SEC.

Recent Accounting Pronouncements

        Refer to Note 2, "Summary of Significant Accounting Policies," in the accompanying notes to the consolidated financial statements for a discussion of recent accounting pronouncements. There were no new accounting pronouncements adopted during 2015 and the six months ended June 30, 2016 that had a material effect on our financial statements.

The JOBS Act

        The Jumpstart our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to "opt out" of this provision and will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Qualitative and Quantitative Disclosures about Market Risk

        We are exposed to market risk related to changes in interest rates. As of December 31, 2015 and June 30, 2016, we had cash and cash equivalents of $19.4 million and $40.2 million, respectively, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in held in short-term money market funds. Due to short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

BUSINESS

        We are a clinical-stage biopharmaceutical company using our proprietary peptide chemistry platform to develop novel therapeutics for the treatment of serious diseases that are caused by excessive or uncontrolled activation of the complement system, a critical component of the immune system. Inappropriate activation of the complement system can quickly turn it from a beneficial defense system to an aggressor that plays a major role in immune and inflammatory diseases. We are developing our lead product candidate, RA101495, a convenient self-administered subcutaneous, or SC, injection, which is an injection into the tissue under the skin, for the treatment of paroxysmal nocturnal hemoglobinuria, or PNH. PNH is a rare, chronic, life-threatening, blood disorder where red blood cells are mistakenly attacked and destroyed by the complement system. We expect to initiate our Phase 2 clinical program for RA101495 in PNH patients in the first quarter of 2017 and release data in the second half of 2017. We are also developing RA101495, administered SC, to treat other debilitating complement-mediated diseases such as refractory generalized myasthenia gravis, or rMG, and lupus nephritis, or LN. We expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN in the second half of 2017.

        RA101495 is a potent synthetic macrocyclic peptide inhibitor of complement component 5, or C5. C5 plays a key role in the rupture and destruction of red blood cells, or hemolysis, associated with PNH. Inhibition of C5 is a clinically validated target for the control and suppression of complement-induced hemolysis in patients with PNH. Currently the only drug approved to treat PNH is eculizumab (Soliris), a humanized monoclonal antibody that acts as a C5 inhibitor and is administered biweekly by intravenous, or IV, infusion by healthcare professionals. Eculizumab had reported annual sales of $2.6 billion in 2015 for its two approved indications, PNH and aHUS. However, loss of hemolysis control, or breakthrough hemolysis, has been observed in patients treated with eculizumab, particularly towards the end of its two-week administration cycle. If approved for PNH, we believe RA101495, when self-administered SC on a more frequent basis, will provide sustained and improved disease control, which reduces the risk of breakthrough hemolysis, and offers PNH patients more convenience and flexibility compared with eculizumab.

        The complement system, which consists of approximately 30 interacting proteins, offers a target-rich opportunity for us to leverage our Extreme Diversity platform technology that was pioneered by Nobel Laureate Dr. Jack Szostak and allows us to inhibit certain uncontrolled complement pathway factors involved in complement-mediated diseases. Our platform allows us to produce synthetic macrocyclic peptides that combine the diversity and specificity of antibodies with the pharmacological properties of small molecules. The highly specific and stable peptide-like molecules generated are much smaller than monoclonal antibodies and other biologics, enabling more convenient routes of administration while still offering the opportunity to target protein-protein interactions, a type of molecular interaction that historically has been difficult to address with other small molecules. We believe our technology will allow us to pursue challenging targets for which only monoclonal antibodies have been developed.

        We are developing a portfolio of drug candidates designed to treat a variety of complement-mediated diseases, including rare blood, neurologic, ophthalmologic, renal and inflammatory diseases. We also have preclinical programs targeting selective inhibition of other complement factors for diseases with no approved therapies, including Factor D for ophthalmologic and renal diseases, an oral, small molecule C5 inhibitor and C1s for certain autoimmune and central nervous system, or CNS, diseases. In addition to our focus on developing novel therapeutics to treat complement-mediated diseases, we have validated our Extreme Diversity platform by successfully identifying and delivering orally-available cyclic peptides for a non-complement cardiovascular target with a large market opportunity in a collaboration with Merck & Co., Inc., or Merck.

        We were founded by Dr. Douglas A. Treco, an experienced rare disease drug developer and our chief executive officer and president, and by Dr. Jack Szostak, a pioneer in the field of mRNA display from the Massachusetts General Hospital, an affiliate of Harvard University, and Howard Hughes Medical Institute. Dr. Szostak currently serves as the chairman of our scientific advisory board and a consultant to us. Our management team consists of drug discovery, development and commercialization experts with experience in translating scientific discoveries into innovative approved products for rare diseases, including Replagal for Fabry disease, Elaprase for Hunter syndrome, and Vpriv for Gaucher's disease, as well as Dynepo for chronic kidney disease, and immunology products, including Rituxan and Actemra.

Our Pipeline

        The following table summarizes key information about our lead program and other pipeline programs. We hold worldwide commercialization rights to all of our product candidates, except for our non-complement cardiovascular target with a large market opportunity, which is subject to our collaboration with Merck.

Program	Indication(1)	Description	Status
RA101495 for C5 Inhibition	PNH (SC)	Phase 1 with single ascending dose and multiple dose in healthy volunteers	Completed Phase 1 second quarter 2016
		Phase 2 with eculizumab-naïve patients, patients switched from eculizumab, and eculizumab inadequate responders	Planned Phase 2 commencing first quarter of 2017, and data by second half of 2017
	rMG (SC)	Phase 2 with rMG patients	Program to be initiated with planned Phase 2 commencing second half of 2017,(2)
	LN (SC)	Phase 1b with LN patients	Program to be initiated with planned Phase 1b commencing second half of 2017,(2)
Factor D Inhibition	Dry AMD/GA (intravitreal, or injection into the eye)	Preclinical program	Preclinical activities in process
	Orphan renal diseases DDD and C3GN	Preclinical program	Preclinical activities in process
Oral C5 Inhibitor	PNH, rMG, LN and CNS Diseases	Preclinical program	Preclinical activities in process
C1s Inhibition	Autoimmune/CNS Diseases	Preclinical program	Discovery activities in process
Merck Collaboration(3)	Non-complement cardiovascular target with large market opportunity	Collaboration agreement	Lead oral peptide class selected June 2016; Merck's preclinical activities in process

(1)
In the table above, we refer to various indications as follows: PNH: paroxysmal nocturnal hemoglobinuria; rMG: refractory generalized myasthenia gravis; LN: lupus nephritis; AMD: age-related macular degeneration; GA: geographic atrophy; DDD: dense deposit disease; C3GN: C3 glomerulonephritis; and CNS: central nervous system.

(2)
We intend to leverage our work in PNH, including the chemistry, manufacturing and controls, or CMC, and preclinical data packages, to advance our programs for RA101495 for rMG and LN, which have not yet been initiated.

(3)
For additional information about our collaboration with Merck, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Financial Overview."

Our Strategy

        Our goal is to become a leading biopharmaceutical company that transforms the lives of patients with serious complement-mediated diseases by combining our expertise in complement with our leadership in macrocyclic peptide technology. To achieve this goal, we are executing on the following strategy:

  •
  Advance our lead program, RA101495 subcutaneous, through clinical development.  In our Phase 2 clinical program, we intend to establish clinical proof-of-concept by using convenient SC self-administration in PNH patients. We plan to evaluate various hematologic parameters in PNH patients previously untreated with eculizumab, whom we refer to as naïve patients, patients currently treated satisfactorily with eculizumab, whom we refer to as switch patients, and patients who have an inadequate response to eculizumab. Designed to be a SC self-administered product, we believe RA101495 will provide improved control of hemolysis, reduce the risk of breakthrough hemolysis, and offer PNH patients greater convenience and flexibility. We expect to initiate our Phase 2 clinical program in PNH patients in the first quarter of 2017 and to release data in the second half of 2017.

  •
  Efficiently advance clinical development of RA101495 for other serious complement-mediated diseases, such as rMG and LN.  We intend to leverage our work in PNH, including the CMC and preclinical data packages, to advance RA101495 for other complement-mediated diseases, initially including rMG and LN. There is strong mechanistic and clinical evidence for a beneficial effect of C5 inhibition in patients with rMG, an autoimmune disease characterized by muscle weakness, and in LN, an autoimmune disease characterized by kidney inflammation and failure. We have established relationships with key opinion leaders in both fields to design clinical development plans. We expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN in the second half of 2017.

  •
  If approved, commercialize RA101495 globally either independently or by collaborating selectively in certain geographies.  We have worldwide development and commercialization rights to RA101495. We intend to independently pursue the approval and commercialization of RA101495 in PNH patients in the United States and Europe. Outside of the United States and Europe, we may pursue the approval and commercialization of RA101495 for PNH patients either independently or in collaboration with others. We intend to develop and commercialize RA101495 for other indications independently or through collaborations with third parties.

  •
  Pursue clinical development of our pipeline programs targeting additional serious complement-mediated diseases with limited treatment options.  In addition to developing RA101495 for PNH, rMG and LN, we are also leveraging our structural knowledge of C5 to develop traditional, oral C5 inhibitors for follow on, next generation products to RA101495 and a broader spectrum of diseases of complement dysfunction such as diabetes, autoimmune diseases and neurodegeneration. Other programs in our complement pipeline include Factor D administered by intravitreal injection, a clinically validated approach for dry AMD, Factor D administered SC for orphan renal diseases, DDD and C3GN, and C1s inhibitors for certain autoimmune and CNS diseases.

  •
  Enhance our leadership position in the field of macrocyclic peptide technology through continued development of our Extreme Diversity platform.  We have validated our Extreme Diversity platform by successfully identifying and delivering orally-available cyclic peptides for a non-complement cardiovascular target with a large market opportunity in a collaboration with Merck. We intend to enhance our proprietary drug discovery capabilities by expanding the chemical diversity of our peptide libraries to identify molecules with more favorable drug-like properties. We are also using our novel macrocyclic peptides to guide the development of next-generation, orally-available small molecule drugs that bind to and inhibit targets in similar ways as the original peptides.

The Complement System

        The complement system is a critical component of the immune system. The immune system protects the body by recognizing and removing bacteria, viruses and other infectious agents, collectively referred to as pathogens. The complement system consists of approximately 30 interacting proteins that are produced primarily by the liver and circulate in the blood and through the body's tissues. Activation of the complement system leads to a series of enzyme reactions that produce factors that both directly kill pathogens and recruit immune cells to sites of infection. The complement system is activated in three distinct pathways, referred to as the classical pathway, the lectin pathway and the alternative pathway. Each pathway is activated by different triggers associated with the presence of an abnormal cell or pathogen. Irrespective of the activation event, these pathways converge on C5, triggering a series of enzyme reactions that leads to the formation of a pore in the target cell, which is known as the membrane attack complex, or MAC. In its physiological role, this is an extremely potent agent causing the rupture and destruction of bacterial cell walls.

        Normally the complement system is tightly regulated to restrict activation to the site of infection and avoid injury to host tissues, or "self" cell surfaces. Under conditions of excessive or uncontrolled activation, the complement system plays a key role in a range of debilitating autoimmune and inflammatory diseases. In these conditions, the complement system causes damage:

  •
  directly through the inappropriate formation of the MAC and destruction of healthy tissue or by the activation of detrimental pathways within cells;

  •
  indirectly by signaling other elements of the immune system to attack healthy tissues; or

  •
  passively through deposition of complement factors in tissues.

        The following figure depicts the key elements, proteins and factors within the complement system cascade. Many of these proteins are abbreviated with a "C" followed by a number. For example, C5 denotes complement component 5. Others are called "Factor" followed by a letter, such as Factor B. As depicted in Figure 1 below, irrespective of the activation event, these pathways converge on C5, triggering a series of enzyme reactions that lead to the cleavage of C5 into C5a and C5b. C5b then binds to C6, C7, C8 and C9 to form a MAC.

Figure 1. Schematic diagram of the complement system cascade.

Our Approach

        There are numerous potential therapeutic targets in the complement cascade, and inhibiting the cascade at different points may be beneficial to treat different conditions depending on the disease biology. Inhibition of C5 cleavage effectively blocks generation of C5a and MAC regardless of the specific pathway involved in complement activation. This approach of inhibiting C5 cleavage is most relevant to diseases with significant MAC deposition resulting in tissue injury, as is the case for PNH, rMG, and LN. In other conditions, the tissue injury is related to activation of a specific pathway of complement, such as kidney diseases like C3 glomerulopathies, in which tissue injury may be mediated by deposition of complement component C3 following uncontrolled activation of the alternative pathway. In this case, selective inhibition of the alternative pathway by targeting a key enzyme in the alternative pathway, Factor D, may block C3 deposition while preserving the capacity of the classical and lectin pathways of complement to continue to fight infection. The classical pathway is activated when an antibody binds to the surface of a pathogen, and recruits a complex of C1q, C1r, and C1s, and we believe that inhibition of C1s may be efficacious for treatment of certain autoimmune and CNS diseases.

        Our pipeline of product candidates was discovered using our Extreme Diversity platform, a proprietary macrocyclic peptide chemistry technology pioneered by Nobel Laureate Dr. Jack Szostak. Our platform allows us to produce synthetic macrocyclic peptides that combine the diversity and specificity of antibodies with the pharmacological properties of small molecules. This platform allows us to generate highly specific and stable cyclic peptides that are much smaller than monoclonal antibodies and other biologics. Traditional peptides have been difficult to develop into drugs due to their susceptibility to degradation, limiting their circulating half-life, and lack of structural rigidity, limiting their potency and specificity. We have developed our Extreme Diversity platform to efficiently discover synthetic macrocyclic peptides that have greater structural rigidity and are less prone to degradation.

We believe our synthetic macrocyclic peptides will be deliverable through more convenient routes of administration than monoclonal antibodies due to much greater bioavailability.

        The complement system offers a number of particularly attractive targets where we can apply our platform technology to disrupt protein-protein interactions or produce highly specific enzyme inhibitors. We are initially developing a portfolio of drug candidates to treat a variety of complement-mediated diseases, including rare blood, neurologic, ophthalmologic, renal and inflammatory diseases.

Our Programs

        Our lead product candidate, RA101495, is a potent synthetic macrocyclic peptide inhibitor of C5 formulated for daily SC administration that we are initially developing for the treatment of PNH. We expect to initiate our Phase 2 clinical program for RA101495 in PNH patients in the first quarter of 2017 and to release data in the second half of 2017.

        In addition to developing RA101495 for PNH, we are also developing RA101495, administered SC, to treat other serious complement-mediated diseases such as rMG and LN. In the second half of 2017, we expect to initiate a Phase 2 clinical trial with RA101495 for rMG and a Phase 1b clinical trial in LN. In addition to RA101495 and our collaboration with Merck, we have discovery and preclinical programs targeting selective inhibition of other complement factors, including Factor D administered by intravitreal injection for dry AMD, Factor D administered SC for DDD and C3GN, an oral, small molecule C5 inhibitor, and C1s inhibitors for certain autoimmune and CNS diseases.

RA101495 for Paroxysmal Nocturnal Hemoglobinuria

Background

        PNH is a rare, chronic, debilitating, acquired blood disorder that is most frequently diagnosed in early adulthood and usually continues throughout the life of the patient. Some of the prominent symptoms of PNH include severe anemia, a condition that results from having too few healthy red blood cells, severe abdominal pain, severe headaches, back pain, excessive weakness and fatigue. If not treated, PNH results in the death of approximately 35% of affected individuals within five years of diagnosis, and 50% of affected individuals within 10 years of diagnosis, primarily due to the formation of life-threatening blood clots inside the blood vessels, or thrombosis. We estimate that there are approximately 16,000 PNH patients worldwide. Eculizumab, the only drug currently approved to treat PNH, had reported worldwide sales of approximately $2.6 billion in 2015 for its two approved indications. A third-party study estimated that, as of 2015, the cost per year for treatment with eculizumab was approximately $543,000 in adults.

        Certain PNH patients acquire a genetic mutation that prevents the normal attachment of complement regulatory proteins to the membranes of blood cells. On normal cells, these proteins are critical inhibitors of complement activity and provide one means of distinguishing host cells from invading pathogens. The absence of these proteins results in the accumulation of a complement protein called C3b, which leads to cleavage of C5 and the deposition of the MAC on essentially all blood cells, including red blood cells and platelets. Red blood cells are particularly susceptible to lysis by MAC, resulting in their destruction and release of hemoglobin, leading to anemia. Uncontrolled activation of complement on platelets can promote thrombosis which is the most common cause of death in PNH patients. Other serious and potentially life-threatening complications of PNH include high blood pressure in the lungs and damage to the kidneys.

Current Therapies and Their Limitations

        The only approved disease-modifying therapy is eculizumab, marketed under the name Soliris by Alexion Pharmaceuticals. Eculizumab is a monoclonal antibody that binds C5 and prevents its cleavage to C5a and C5b, thus blocking a key step in the complement activation pathway. Eculizumab prevents hemolysis, reduces the risk of thrombosis, and reduces the overall mortality rate in PNH patients to less than 3% over three years. Eculizumab is administered intravenously by healthcare professionals at biweekly intervals. Treatment duration is indefinite as the management of PNH requires ongoing chronic treatment. While eculizumab has demonstrated that inhibition of C5 cleavage results in improved clinical outcomes, breakthrough hemolysis has been observed to occur in a subset of patients in the last few days of each bi-monthly eculizumab treatment period. Such breakthrough hemolysis episodes are associated with worsening anemia and other symptoms of PNH. Furthermore, the recommended dosing regimen of eculizumab for PNH is 600 mg weekly for four weeks, followed by 900 mg on week five and 900 mg every two weeks thereafter. However, to address breakthrough hemolysis, a proportion of patients require higher off-label doses or more frequent dosing, leading to higher costs or further inconvenience.

Potential Benefits of Our Approach

        RA101495 is a potent synthetic macrocyclic peptide inhibitor of C5, which is a clinically validated target for patients with PNH. We are developing RA101495 as a SC formulation packaged as a convenient, self-administered product that can be administered in a small daily, or less frequent, such as weekly, dose. We believe this approach will facilitate sustained hemolysis suppression, greatly reducing the possibility of breakthrough hemolysis. In addition, we believe self-administration will alleviate the significant time and cost burden associated with regular intravenous infusions by healthcare professionals, as well as reduce complications associated with IV infusions, including infections, thrombosis, and loss of venous access.

        RA101495 is designed to bind C5 and block generation of C5a, C5b and MAC, potentially reducing hemolysis in humans to similar levels as eculizumab and allowing physicians to treat PNH with the same therapeutic rationale as the approved monoclonal antibody. Also, RA101495 binds to a site on C5 that is distinct from that of eculizumab, potentially conferring additional benefits, including the treatment of patients with R885H/C mutations, a population of PNH patients that does not respond to eculizumab. Importantly, RA101495 also blocks interaction of C5b with C6 and the formation of the MAC. For more information, see the figure in the section titled "—The Complement System." We believe this feature of directly blocking MAC assembly would be a differentiating property of RA101495 that may be beneficial to patients in hypercoagulative and inflammatory states, such as infection, sepsis and trauma.

        In addition, RA101495 is a synthetic product, and we expect that it can be produced at commercial scale at lower cost than biologics and monoclonal antibodies. As a synthetic, non-biologic product, RA101495 has essentially no risk for contamination by viruses and animal cell products.

Clinical Development

        We have completed a Phase 1 clinical trial of RA101495 in healthy volunteers in Australia. We expect to initiate our Phase 2 clinical program in PNH patients in the first quarter of 2017, and to release data in the second half of 2017.

Phase 1 Clinical Trial in Healthy Volunteers

        We have completed a Phase 1 randomized, double-blind, placebo controlled clinical trial of RA101495 in healthy volunteers to assess the safety, tolerability, pharmacokinetics, or PK (the activity of a drug after it enters the body of the patient), and pharmacodynamics, or PD (the effect of a drug on the target of interest and the patient), of RA101495 following single- and multiple-dose SC administration. In the Phase 1 trial, PK assessment focused on the concentration of drug in the plasma, and PD assessment focused on the suppression of hemolysis and complement activity. The results from this trial were presented at the European Hematology Association meeting on June 10, 2016.

Results from the Phase 1 Trial

        In healthy volunteers, we observed the following in subjects treated with RA101495, as compared to placebo:

  •
  highly predictable, dose dependent PK after single and multiple dose SC injections;

  •
  maintenance of robust ex vivo hemolysis suppression and complement inhibition with daily SC dosing;

  •
  near-complete suppression of ex vivo hemolysis and complement activity after a single SC dose; and

  •
  an acceptable safety and tolerability profile with no serious adverse events reported.

Single Ascending Dose

        We conducted a randomized, placebo-controlled, double-blind, Phase 1 clinical trial in healthy volunteer subjects to assess safety, tolerability, PK, and PD following a single administration of RA101495 at 0.05, 0.1, 0.2, or 0.4 mg/kg. Twenty-two subjects were enrolled into four dose cohorts. Within each dose cohort, subjects were randomized to RA101495 or placebo. The trial design schematic is shown in Figure 2.

        Since complement inhibition is recognized to increase the risk for infection with Neisseria meningitides, all subjects received ciprofloxacin prophylactically during the trial. Subjects in the highest dose cohort, cohort 4, also received vaccination against Neisseria meningitides. Blood samples were taken at pre-dose, and post-dose at 15 minutes, one hour, three hours, six hours, 12 hours, 24 hours and 48 hours in clinic and at each follow-up visit for PK and PD assessments.

Figure 2. Trial design of single-ascending dose cohorts in healthy volunteers.

  Pharmacokinetics

        As shown in Figure 3, the maximum concentrations, or Cmax, of RA101495 achieved in subjects were highly consistent with the predicted values from a simulated model. We observed a linear relationship between the measured Cmax and dose, confirming dose-dependent exposure to the compound. The approximate terminal half-life across all subject cohorts was seven days, which we believe will allow for daily, or less frequent, dosing.

Figure 3. Pharmacokinetics of RA101495 following single SC administration in healthy volunteers.

        Plasma concentrations of RA101495 were predicted by computer modeling, as shown in the left panel of Figure 3, and measured directly by Liquid Chromatography-High-Resolution Mass Spectrometry, or LC-HRMS, as shown in the right panel of Figure 3.

  Pharmacodynamics

        After a single dose, we observed that RA101495 achieved rapid, dose-dependent inhibition of ex vivo hemolysis and complement activity in all subjects, as measured in the three assays shown in Figure 4.

        We observed the maximum inhibitory effect of RA101495 on hemolysis and complement activity within three to six hours of dosing across all cohorts, and greater than 90% suppression of hemolysis was maintained over four days in some subjects who received a single dose of 0.4 mg/kg RA101495.

Figure 4. Evaluation of hemolysis and complement activity in plasma samples from healthy volunteers following a single administration of RA101495.

        Red blood cells from healthy volunteers do not induce C5 activation due to protective factors normally expressed on their surface. To test the ability of RA101495 to suppress hemolysis, plasma from healthy volunteers was tested using two assays to evaluate hemolysis of antibody-sensitized sheep red blood cells, or sRBC. The first measured direct hemolysis of sRBCs in 1% plasma from subjects, as shown in the left panel of Figure 4. The second assay measured the concentration of plasma required to hemolyse 50% of the sRBCs in the assay, a value called CH50, as shown in the middle panel of Figure 4. The third assay measured complement activity by measuring MAC deposition when plasma samples were exposed to a surface known to activate the alternative pathway of complement, as shown in the right panel of Figure 4.

  Safety and Tolerability

        In all dose groups, we observed that single SC doses of RA101495 were well tolerated in healthy volunteers. Injection site erythema, or ISE, was observed in three subjects at the highest dose and was mild (grade 1) with no pain, induration, tenderness or swelling and resolved spontaneously within two to five hours post-injection. No clinically significant changes were observed in vital signs, physical examination or clinical laboratory parameters, including hematology, blood chemistry, coagulation, urinalysis and ECGs.

Multiple Dose

        In the second part of our randomized, placebo-controlled, double-blind, Phase 1 clinical trial, we assessed the safety, tolerability, PK and PD of RA101495 following daily administration at a dose of 0.2 mg/kg for seven days. Six subjects were enrolled and randomized to receive 0.2 mg/kg of RA101495 daily for seven days (four subjects), or placebo (two subjects), and were followed for four weeks to assess safety and collect PK and PD data.

        As in the highest single ascending dose cohort, subjects receiving RA101495 received ciprofloxacin for seven days and were vaccinated to prevent Neisseria meningitides infection. Blood samples were taken at pre-dose, and post-dose at three hours and six hours on each dosing day and at each follow-up visit for PK and PD assessments.

  Pharmacokinetics

        As shown in Figure 5, measured drug levels were consistent with predicted values from a PK model generated using data from non-human primate studies and single- and multi-dose data from the Phase 1 clinical trial. Plasma levels commenced with the PK model across all subjects, with minimal variability in exposure. At a dose of 0.2 mg/kg, RA101495 concentrations in plasma are expected to reach steady-state by day 11 (without a loading dose).

Figure 5. Pharmacokinetics of RA101495 in healthy volunteers following daily SC administration of 0.2mg/kg dose of RA101495 for seven days

        Plasma concentrations of RA101495 were measured directly by LC-HRMS, as shown in the right panel of Figure 5.

  Pharmacodynamics

        RA101495 exhibited rapid and sustained inhibition of both classical and alternative pathways of complement. We observed that inhibition of hemolysis was maintained at greater than or equal to 95% across the seven-day dosing period in all subjects and at greater than or equal to 97% at 24 hours after the last dose, as shown in the left panel of Figure 6. Hemolysis activity returned to pre-dose levels within two weeks following the last dose. Similarly, inhibition of alternative pathway complement activity as measured by MAC deposition was rapid and sustained at greater than or equal to 90% across the dosing period in all subjects. Complement activity returned to pre-dose levels within two weeks following the last dose.

Figure 6. Mean inhibition of ex vivo hemolysis in plasma samples from healthy volunteers dosed with 0.2 mg/kg RA101495 (n = 4) or placebo (n = 2) by daily SC administration for seven days

        Complement activity was assessed by detecting destruction of antibody-sensitized sRBC by classical complement activity in 1% plasma samples from subjects, as shown in Figure 6.

  Safety and Tolerability

        We observed that repeat dosing of RA101495 was well-tolerated in healthy volunteers. ISE was observed in three of six subjects. All three subjects were in the RA101495 dose group, and ISE was observed after one out of seven injections in two subjects, and after four out of seven injections in a third subject). All ISEs were mild (grade 1) with no pain, induration, tenderness or swelling and all resolved spontaneously within 23 hours post-dosing. No clinically significant changes were observed in vital signs, physical examination, or clinical laboratory parameters, including hematology, blood chemistry, coagulation, urinalysis, and ECGs.

Planned Phase 2 Clinical Trial(s)

        The global Phase 2 program is designed to evaluate the safety, tolerability, efficacy, pharmacokinetics, and pharmacodynamics of RA101495 in patients with PNH. We expect that the program will consist of two open-label Phase 2 trials, one conducted in the United States, and one conducted outside the United States. We expect that these trials will enroll three distinct populations of PNH patients based on their treatment history as follows.

  •
  eculizumab naïve patients, meaning patients who have never received eculizumab (Ex-US Protocol).

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  eculizumab switch patients, meaning patients who are currently treated with eculizumab (Ex-US Protocol).

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  eculizumab inadequate responders, meaning patients who are currently treated with eculizumab but have inadequate response.

        Based on feedback we received from the FDA to date, we anticipate enrolling eight to 12 eculizumab naive patients, six to eight eculizumab switch patients, and six to eight eculizumab inadequate responders. Each patient will be dosed with a 0.3mg/kg loading dose of RA101495 followed by 0.1 mg/kg daily thereafter. After two weeks of treatment, and based on review of safety and efficacy data, patients will continue with 0.1 mg/kg daily or be up-titrated to 0.3 mg/kg daily if needed to achieve adequate control of hemolysis. Patients will be eligible for long-term extension following the completion of the initial 12 weeks. The primary efficacy endpoint will be change in lactate dehydrogenase from baseline to the mean of six through 12 weeks.

        The design of the Phase 2 trials has not been finalized, and is currently under discussion with FDA, and pending review by other regulatory agencies.

Preclinical Studies

        We have completed numerous preclinical studies with RA101495 in laboratory animals and in vitro experiments. RA101495 is designed to be a potent inhibitor of primate complement and a poor inhibitor in most other species, therefore in vivo evaluation of PK and PD was conducted in cynomolgus monkeys. Data shown in Figure 7 demonstrate the strong correlation between plasma levels of drug and inhibition of complement activity in cynomolgus monkeys. These data show that plasma concentrations greater than or equal to 2.5 µg/ml are sufficient to inhibit greater than 90% of complement activity in cynomolgus monkey.

        Data in Figure 8 are representative of multiple studies conducted in cynomolgus monkeys, and show plasma levels of RA101495 and complement activity as measured by hemolysis of sRBCs following seven daily SC doses of 0.21 mg/kg and for 11 days following the last dose.

Figure 7. Correlation between plasma levels of RA101495 and inhibition of complement activity as measured by hemolysis of antibody sensitized sheep red blood cells.	Figure 8. Plasma concentrations of RA101495 and suppression of hemolysis following daily SC administration of 0.21 mg/kg for 7 days and for 11 days following the last dose.

        We have evaluated the effects of RA101495 in a combination of efficacy and standard in vitro and in vivo toxicology assays to identify what we believe to be the appropriate first-in-human dose and dose-limiting toxicity for RA101495.

RA101495 for Refractory Generalized Myasthenia Gravis

Background

        Myasthenia gravis, or MG, is a rare complement-mediated autoimmune disease characterized by the production of autoantibodies targeting proteins that are critical for the normal transmission of electrical signals from nerves to muscles. Although the prognosis of MG is generally benign, in 10% to 15% of patients disease control either cannot be achieved with current therapies, or results in severe side effects of immunosuppressive therapy. This severe form of MG is known as rMG, and affects approximately 9,000 individuals in the United States

        Patients present with muscle weakness that characteristically becomes more severe with repeated use, and recovers with rest. Muscle weakness can be localized to specific muscles, such as those responsible for eye movements, but often progresses to more diffuse muscle weakness. rMG may even become life-threatening when muscle weakness involves the diaphragm and the other chest wall muscles responsible for breathing. This is the most feared complication of rMG, known as myasthenic crisis, and requires hospitalization, intubation, and mechanical ventilation. Approximately 15% to 20% of patients experience a myasthenic crisis within two years of diagnosis.

        The most common target of autoantibodies in rMG is the acetylcholine receptor, or AchR, located at the neuromuscular junction, the point at which a motor neuron transmits signals to a skeletal muscle fiber. Binding of anti-AchR autoantibodies to the muscle endplate results in activation of the classical complement cascade; deposition of MAC on the post-synaptic muscle fiber leads to local damage to the muscle membrane, and reduced responsiveness of the muscle to stimulation by the neuron.

        Inhibition of terminal complement activity at the level of C5 or C6 has been demonstrated to prevent development of disease pathology in experimental animal models of rMG. Additionally, inhibition of C5 by eculizumab has been shown to improve clinical symptoms in patients with rMG. A recently-completed Phase 3 trial of eculizumab for patients with rMG showed a positive trend towards improvement in quality of life measures, although the primary endpoint did not reach statistical significance.

Current Therapies and Their Limitations

        Current therapies focus on either boosting the AchR signal or suppressing the immune response, and none of these treatments targets the injury to the post-synaptic muscle endplate caused by complement attack. First-line therapy for mild symptomatic rMG is with inhibitors of acetylcholinesterase, the enzyme that breaks down the neurotransmitter acetylcholine, such as pyridostigmine bromide, marketed as Mestinon by Valeant Pharmaceuticals. If remission is not achieved with acetylcholinesterase inhibitors, a course of systemic immunosuppressive therapy may be initiated. These agents have inconsistent evidence of efficacy, and all have long-term toxicities. They include corticosteroids, azathioprine, mycophenylate mofetil, and rituximab. Surgical removal of the thymus is sometimes performed in patients with moderate to severe rMG to try to switch off the production of autoantibodies. Intravenous immunoglobulin and plasma exchange may be needed in patients with myasthenic crisis.

Potential Benefits of Our Approach

        We believe that inhibiting terminal complement activity with our C5 inhibitor RA101495 may block complement-mediated damage to the motor endplate thereby preserving responsiveness to signaling and potentially preventing muscle weakness.

Clinical Development Plan

        We plan to leverage our work in PNH to efficiently advance clinical development of RA101495 for rMG and intend to initiate a Phase 2 clinical trial of RA101495 in patients with rMG in the second half of 2017.

RA101495 for Lupus Nephritis

Background

        Systemic lupus erythematosus, or SLE, is a serious, potentially lethal autoimmune disorder characterized by multi-organ involvement and a chronic relapsing clinical course. LN refers to the specific involvement of the kidney that is seen in approximately 20% of SLE patients. It is estimated that approximately 63,000 individuals in the United States have LN. Although LN is a chronic disease, its course is characterized by intermittent periods of acute kidney inflammation and high disease activity, which are known as nephritic flares. The cumulative impact of these flares over time can cause irreversible damage to the kidneys. Although immunosuppressive therapy has improved prognosis for patients with LN, approximately 10% to 15% of these patients will develop end-stage renal disease, requiring a kidney transplant or initiation of dialysis. As such, LN is associated with an approximately six-fold increase in the rate of mortality compared with the general population.

        The pathophysiology of LN involves the inappropriate production of autoantibodies which recognize self or "host" antigens, such as double-stranded DNA. The deposition of autoantibody-antigen complexes in the kidney activates the classical pathway of complement, resulting in generation of C5a, deposition of MAC, and subsequent tissue injury. Levels of the circulating complement components C3 and C4 are depleted in patients during LN flares, due to accelerated consumption of classical complement pathway proteins. Deposition of MAC has been observed in kidney biopsy samples from patients with LN. In a recent case report, MAC deposition, as measured by the presence of C9 in kidney tissue, was significantly reduced following treatment with eculizumab, and was accompanied by corresponding improvement in kidney function and clinical status. There have been several other case reports of improved kidney function in LN patients treated with eculizumab, suggesting that inhibition of C5 may be disease modifying. Additionally, inhibition of C5a activity has been shown to improve renal function and histopathological features associated with LN in animal models of the disease.

Current Treatments and Limitations

        Treatment of LN flares varies according to disease severity and the type of lesions seen on kidney biopsy. Generally, inhibitors of angiotensin converting enzyme are used to reduce proteinuria and hypertension, while corticosteroids, cyclophosphamide, mycophenolate mofetil, or azathioprine are used to suppress the immune system. These immunosuppressive treatments have significant toxicities associated with long-term use, and do not address complement-mediated tissue injury.

Potential Benefits of Our Approach

        We believe that RA101495, by binding C5 and inhibiting generation of both C5a and MAC, may prevent progression of kidney disease in LN by blocking complement-mediated damage to kidney cells. By inhibiting renal injury, we believe that RA101495 may reduce dependence on steroids and other immunosuppresive agents, thereby potentially improving the long-term outcome for patients.

Clinical Development Plan

        We plan to leverage our work in PNH to efficiently advance clinical development of RA101495 for LN and intend to initiate a Phase 1b clinical trial of RA101495 in LN in the second half of 2017.

Our Discovery Programs

Dry Age-Related Macular Degeneration/Geographic Atrophy

        AMD is the most common cause of blindness in older adults, and has an estimated worldwide prevalence of 8.7% among all individuals aged 45 to 85. AMD is subdivided into two forms based on the underlying pathophysiologic process. These are known as dry AMD and wet AMD. Dry AMD comprises 90% of all AMD cases, and is characterized by deterioration of the retina associated with the appearance of small deposits of debris, called drusen, under the macula. The remaining 10% of AMD cases are wet AMD , which is caused by abnormal growth of blood vessels in the retina. Whereas visual loss in patients with wet AMD occurs rapidly, within months to a year, dry AMD progresses much more slowly, over the course of decades. In dry AMD, patients experience progressive blurriness and blank spots in the center of their field of vision. It is estimated that approximately 1,000,000 individuals in the United States have GA.

        The alternative pathway of the complement system is implicated in dry AMD by the presence of almost all alternative pathway complement components in drusen deposits. Moreover, specific variations in the genes encoding the alternative pathway complement regulatory proteins Factor H or Factor I, resulting in increased complement activity, are associated with increased risk of developing dry AMD. Variations in the genes encoding the alternative cascade proteins Factor B and C3 are also associated with risk for dry AMD.

        Although several therapeutics targeting vascular endothelial growth factor, or VEGF, to block growth of abnormal blood vessels are approved to treat wet AMD, such as Avastin, Lucentis and Eylea, there are no approved therapies for dry AMD or GA. Lampalizumab, an antibody to complement Factor D being developed by Roche, has demonstrated clinical activity for dry AMD. In Phase 2 clinical trials, lampalizumab reduced progression of GA in patients with a specific gene variant in complement Factor I.

        We are developing inhibitors of complement Factor D for intravitreal administration, designed to prevent or reduce progression of GA in patients with dry AMD, thereby potentially preventing further vision loss and preserving sight.

C3 Glomerulonephritis/Dense Deposit Disease

        C3GN and DDD are closely-related but distinct alternative pathway complement-mediated diseases characterized by C3 deposition in the kidney, with absent or minimal immunoglobulin deposition. The two diseases can be distinguished from each other by electron microscopy, based on the precise location and pattern of C3 deposits within the kidney. The combined prevalence of C3GN and DDD is 1-3 per million individuals, with an estimate of approximately 1,000 patients in the United States. The clinical features of C3GN and DDD include compromised renal function and high blood pressure. The pathophysiology of C3GN and DDD involves both genetic factors and acquired triggers. Patients typically present in adolescence or early adulthood, following an infectious episode which, in susceptible individuals results in uncontrolled activation of C3. Susceptibility to C3GN and DDD may be inherited on the basis of mutations in proteins that regulate the alternative pathway of complement activation.

        There are no approved therapies for C3GN or DDD. Patients are usually treated with angiotensin converting enzyme inhibitors and angiotensin II receptor blockers to modulate proteinuria, and with nonspecific immunosuppressants, including corticosteroids, when kidney inflammation is present.

        We are developing specific inhibitors of Factor D, a critical component of the alternative pathway of complement, as targeted drug candidates for C3GN. By blocking the alternative pathway upstream of C3, we believe that this mechanism may prevent C3 deposition and subsequent renal injury.

Oral C5 Inhibitor

        We are actively pursuing the identification of orally-bioavailable inhibitors of C5 that bind to and inhibit targets in similar ways as our peptides, but are traditional small molecules with the benefit of oral bioavailability. Leveraging our structural knowledge of C5 we have identified two series of molecules. Both series have demonstrated oral bioavailability in rat DMPK and low nanomolar potency has been observed in vitro in a red blood cell hemolysis assay. Furthermore, one of these series bind to a previously unrecognized site on C5, inhibiting cleavage and activation of C5.

        These series are being further optimized by structural understanding of crystals obtained with full length C5 in stabilized tertiary co-complex. It is expected that this could yield a pipeline of orally available products for a broader set of systemic indications including metabolic diseases (e.g., diabetes). We have also identified early evidence of CNS penetration in one series, offering the possibility of treating complement dysfunction in complex CNS disorders such as neuroinflammatory (e.g., stroke, multiple sclerosis) and neurodegenerative disease (e.g., Huntington's disease, Alzheimer's disease).

Complement Component 1s (C1s)

        We are also engaged in discovery efforts to identify inhibitors of C1s with potential applications in a range of autoimmune and CNS diseases. C1s is involved in the classical complement pathway. A complex comprised of C1s, along with complement components 1q and 1r (C1r and C1q) bind to antigen-antibody complexes, and the serine protease domain of C1s cleaves C4 to generate C4b as an initial step in forming the classical pathway C5 convertase, C4bC2bC3b, where C4b, C2b, and C3b are domains of complement components 4, 2, and 3, respectively. In cases of inappropriate production of self-reactive antibodies in autoimmune disease, or production of anti-tissue antibodies in organ transplantation setting, C1s activity can lead to pathologic C5 activation, producing C5b9 (MAC) and the inflammatory mediator C5a.

        Thus, inappropriate C1s and classical complement convertase activity is linked to a variety of immune complex-mediated indications, including cold agglutinin disease, warm autoimmune hemolytic anemia, systemic lupus erythematosus, antibody-mediated rejection (such as with kidney transplant), Guillain-Barre Syndrome, neuromyelitis optica, rMG, multiple sclerosis, bullous pemphigoid (a rare and debilitating skin disease), and other diseases. Furthermore, inappropriate activity of the C1q-C1r-C1s complex and C4 levels has been implicated in a variety of neurologic conditions, including Alzheimer's disease, Huntington's disease, spinal muscular atrophy, frontal temporal dementia, glaucoma, and schizophrenia. We estimate that the incidence rates of these indications include approximately one in 80,000 people for cold aggluthin disease, approximately one in 100,000 people for warm autoimmune hemolytic anemia, and an aggregate of approximately 5.4 million total patients in the United States with Alzheimer's disease. Other neurodegenerative diseases include Huntington's disease, amyotrophic lateral sclerosis and Guillain-Barre syndrome.

        We have used our platform technology to generate cyclic peptides that bind C1s and inhibit the protease activity of C1s, C4b production, and red blood cell lysis in an in vitro assay. C1q has a number of non-complement functions, including targeting apoptotic cells and immunogenic debris for clearance, induction of dendritic cell tolerance, anti-proliferative effect on T-cells, and inhibition of B-cell signaling. We are developing C1s specific and dual C1s/C1r binding peptides to potentially avoid broad non-complement effects of C1q inhibition that could block the above functions and potentially promote autoimmune disease. We expect C1s inhibitors to have broad utility in a number of disease areas.

        In addition to the programs described above, we also have discovery and preclinial programs targeting selective inhibition of various complement factors for other indications. For example, we are also a developing a Factor D inhibitor program designed to reduce C3 fragment coating on PNH red blood cells and subsequent spleen phagocytosis, which could potentially increase the risk of infection and limit investigator interest, but which we also believe has the potential to serve as an efficacious treatment method.

Our Extreme Diversity Platform

        Known as our Extreme Diversity platform, our proprietary macrocyclic peptide chemistry technology allows us to produce synthetic macrocyclic peptides that combine the diversity and specificity of antibodies with the pharmacological properties of small molecules.

        We utilize a process called "mRNA display" to produce extremely large and diverse libraries of peptides from which to screen for potential product candidates. Figure 9 illustrates the step-by-step process of mRNA display.

  •
  Step 1, creation of peptide-mRNA fusion libraries.  mRNA is translated into peptides by ribosomes using both naturally occurring amino acids and non-natural amino acids. The antibiotic puromycin is linked to each mRNA to create peptide-mRNA fusions. As a result, the translation of a relatively small amount of mRNA results in a large and diverse library of up to 100 trillion peptide-mRNA fusions.

  •
  Step 2, creating rigid macrocycle peptides.  The peptide-mRNA display libraries are then modified chemically to link two specific amino acids together and cyclize the peptide into rigid macrocycle peptides. In addition, the mRNA components of the fusions are converted to cDNA (a hybrid of mRNA and DNA) at this step.

  •
  Step 3, selecting target peptides.  Once a cyclic peptide mRNA display library is prepared we select peptides that bind to the desired target protein immobilized on the surface of a small, solid bead.

  •
  Step 4, DNA amplification.  After an initial set of peptides that bind to the target protein are selected, we leverage the mRNA to then amplify the peptides' corresponding DNA via a DNA amplifying technique called Polymerase Chain Reaction, or PCR.

  •
  Steps 5, 6 and 7, repeat process to select lead candidate.  The cycle can be repeated to enrich for candidate peptides (Step 5), and the DNA's sequence is ultimately determined and desired peptide candidates are synthesized based on the information in its corresponding DNA (Step 6), and candidate peptides are then further screened and optimized for desired target binding affinity to select a lead candidate (Step 7).

Figure 9. A diagram illustrating our Extreme Diversity platform.

        RA101495 and our pipeline of peptide product candidates were discovered using our Extreme Diversity platform, our proprietary technology that allows us to rapidly and efficiently discover cyclic peptides comprised of natural and non-natural amino acids, with the advantages set forth below.

  •
  High affinity and potency.  Our peptides are cyclic, and therefore are conformationally rigid, thereby "locking" the molecule in the conformation in which it binds optimally to its target and leading to affinity and potency similar to antibodies.

  •
  High specificity.  Our peptides are larger than most drugs taken in pill form, allowing them to have more contact points when bound to their targets, thus affording similar specificity as antibodies.

  •
  Novel mechanisms of interaction.  The use of non-natural amino acids with new chemical functionalities expands the manner in which peptides can interact with target proteins, potentially enabling new mechanisms to modulate protein function in the body.

  •
  High stability.  The backbone modification and relatively rigid, cyclic structure of our peptides are designed to reduce degradation. As a result, we believe our peptides will have higher stability in the body than natural peptides. Further, they will not denature or unfold over time, and have higher stability than antibodies and biologics, potentially allowing for room temperature storage over the entire distribution chain.

  •
  Improved bioavailability.  The relatively small size of our peptides allows them to enter the circulation readily when administered by a variety of potential routes, including subcutaneous injection or oral administration, an advantage over many monoclonal antibody and biologic therapies which require intravenous infusion.

  •
  Half-life modification.  As synthetic products, we can readily modify our cyclic peptides with chemical groups that modify the circulating half-life in the body, including lipids, carbohydrates, and polymers such as polyethylene glycol, providing the potential to optimize dosing by fine-tuning the pharmacokinetic properties and improve patient outcomes.

  •
  Reduced safety risks.  Unlike antibodies and biologics, our peptides are completely synthetic, eliminating the potential for viral and cellular protein contamination, risks to therapeutics produced in mammalian cells, and potentially allowing for administration to patients with hypersensitivity to products produced using mammalian cells.

  •
  Favorable manufacturing processes and costs.  As synthetic products, our peptides do not need complex fermentation facilities, allowing their production to be easily sourced from multiple vendors at lower costs than mammalian cell products.

        We are driving the development of the next generation of orally available drugs. Certain of our cyclic peptides are being developed into orally available drugs, as exemplified by our high value target developed in our collaboration with Merck. We can also use our platform to develop novel macrocycle peptides to guide the development of orally-available, traditional small molecule drugs such as our oral C5 inhibitors.

        We protect our intellectual property rights related to the Extreme Diversity program through a combination of licensed patents, trade secrets and know-how. For more information, see the section "—Intellectual Property."

Our Merck Collaboration and License Agreement

        In April 2013, we entered into a multi-target collaboration and license agreement with Merck to use our proprietary drug discovery technology platform to identify orally available cyclic peptides for non-complement program targets nominated by Merck and provide specific research and development services. Under the agreement, we granted Merck licenses under certain of our intellectual property rights to manufacture, develop and commercialize compounds and products directed to selected program targets. The agreement consists of a research phase, where we and Merck collaborated on identifying and pre-clinically developing orally available cyclic peptides suitable for further development by Merck, and a development and commercialization phase pursuant to which Merck has sole discretion and responsibility, including financial responsibility, for further development and commercialization of these peptides, on a program-by-program basis, from the collaboration. In April 2015, the agreement was amended to extend the research term of the collaboration to April 2016.

        At the signing of the agreement, Merck made an upfront non-refundable, technology license fee of $4.5 million to us. In addition, during the research term, which ended in April 2016, the agreement provided for reimbursement of research and development services provided by us in accordance with pre-specified limits for the number of our full-time equivalent employees ("FTEs") working under the agreement. At the conclusion of the research term, Merck elected to continue the development of a non-complement cardiovascular target with a large market opportunity, for which we had received $3.5 million in preclinical milestone payments as of June 30, 2016.

        We are entitled to receive future aggregate milestone payments of up to $61.5 million for the non-complement cardiovascular target selected, consisting of remaining preclinical and clinical milestones of $16.5 million, regulatory milestones of $19.0 million and commercial milestones of $26.0 million, and low-to-mid single digit percentage royalties on future sales, if any. Royalties will be payable from the first commercial sale in a country until the later of the last to expire valid claim in such country and a specified number of years from the date of such first commercial sale. The agreement expires on a country-by-country basis upon expiration of Merck's royalty obligations. Merck may terminate the agreement in its entirety upon prior written notice to us. Either party may terminate the agreement in the event of bankruptcy of the other party or uncured material breach. We may terminate the agreement if Merck challenges any of our patent rights covered by the agreement.

Intellectual Property

Overview

        We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including our Extreme Diversity platform. This includes seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets and know-how that may be important for the development of our business. This includes aspects of our proprietary technology platform; our continuing technological innovation; and on in-licensing opportunities used to develop, maintain, and strengthen our position in the field of peptide, peptidomimetic, and small molecule-based therapeutics. We additionally may rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available.

        Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our product candidates, technology and know-how, defend and enforce our patents; prevent others from infringing our proprietary rights, preserve the confidentiality of our trade secrets, and to operate without infringing the proprietary rights of others.

        Our ability to stop third parties from making, having made, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable licenses, patents or trade secrets that cover these activities. In some cases, these rights may need to be enforced by third party licensors. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same. For more information, please see "Risk Factors—Risks Related to Our Intellectual Property."

        We seek to protect our proprietary position in a variety of ways, including by pursuing patent protection in certain jurisdictions where it is available. For example, we file U.S. and certain foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also intend to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel products. We seek protection, in part, through confidentiality and proprietary information agreements. We are a party to various other license agreements that give us rights to use specific technologies in our research and development.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application related to the patent. A U.S. patent also may be accorded a patent term adjustment, or PTA, under certain circumstances to compensate for delays in obtaining the patent caused by the United States Patent and Trademark Office. In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

Company-Owned Intellectual Property

        Our C5 inhibitor portfolio includes three families of United States patent applications directed to C5 inhibitors and related methods of use. Any patents that may grant from these patent applications are generally expected to expire between 2035 and 2036, subject to possible patent term extensions.

        We also own one United States patent and various patent applications directed to other technologies. The United States patent is expected to expire in 2034, and any patents granted on the pending applications are expected to expire between 2034 and 2037, subject to possible patent term extensions.

Licensed Intellectual Property

        We have exclusively licensed one patent family directed to an in vitro translation system for incorporating unnatural amino acids from Dr. A. C. Forster. This family, which covers certain rights related to our Extreme Diversity platform, includes five granted patents, including one in the United States and four in foreign jurisdictions including Australia, Canada, Europe and Japan. Patents in this family are generally expected to expire in 2022, subject to possible patent term extensions. This license may be terminated if we fail to make payments thereunder, if we commit a material breach of our obligations thereunder, or if we make an assignment for benefit of creditors or have a petition in bankruptcy filed; also, we may terminate the license for any reason upon 30 days' prior written notice. As of the date of this prospectus, we have paid an aggregate amount of approximately $250,000 under this license. In connection with the execution of this license, we paid an issue fee of approximately $175,000, and annual maintenance fees are approximately $15,000. In addition, we issued equity in the amount of approximately 8,500 shares of common stock in connection with this license. The license provides for running royalties equal to 0.25% of net sales of licensed products thereunder, payable on a country-by-country and licensed product-by-licensed product basis until the expiration of the last valid claim covering such product in such country.

        We also have a fully paid-up, non-exclusive license to more than 20 United States and more than 50 foreign granted patents directed to various display library technologies as a result of our acquisition of Cosmix, which covers other rights related to our Extreme Diversity platform. These include patents that have been granted in the United States, Canada, China, Europe, India, Israel, Japan, Korea, New Zealand, Russia, South Africa, and Taiwan. These patents are generally expected to expire between 2018 and 2022, subject to possible patent term extensions. We paid an aggregate amount of approximately $1.4 million and approximately 123,456 shares of common stock in connection with the Cosmix acquisition that includes this fully paid-up license, though no breakdown of amounts specifically attributable to this license is available.

Trademark Protection

        As of August 1, 2016, our trademark applications for RA PHARMACEUTICALS and RA PHARMA have been allowed and our trademark application for the mark is pending in the United States. We have nine pending trademark applications for the same three marks in foreign jurisdictions, including Europe, Australia and Canada.

Trade Secret Protection

        Finally, we may rely, in some circumstances, on trade secrets to protect our technology. In particular, with the underlying patents expiring by 2022, we anticipate relying on trade secrets to protect the know-how behind our proprietary peptide chemistry platform. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For further information, please see "Risk Factors—Risks Related to Our Intellectual Property."

Competition

        The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

        There are a number of currently marketed products and product candidates in preclinical research and clinical development by third parties to treat the various diseases that we are targeting. In general, these products and product candidates can be categorized based on their proposed mechanisms of action. The mechanisms of action for these product candidates include inflammation suppression by agents such as complement inhibitors and corticosteroids, as well as immune modulators, visual cycle modulators, anti-amyloid agents, antioxidants, neuroprotectants, cell and gene therapies and vascular and interstitial tissue remodeling agents.

        If our lead product candidates are approved for the indications for which we are currently undertaking clinical trials, they will compete with the products and product candidates discussed below.

        PNH.    The principal competitor for our program in PNH is eculizumab, a C5 inhibitor, which is marketed as Soliris by Alexion Pharmaceuticals and is the only drug approved for the treatment of PNH. Alexion Pharmaceuticals is also developing a next-generation C5 inhibitor named ALXN 1210 that has a less frequent intravenous dosing schedule of at least monthly. In addition, we are aware that there are a number of other companies that are actively developing product candidates for the treatment of PNH, including the following:

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  product candidates directed at C5 inhibition being developed by Alnylam that is in early clinical trials, Coversin, a small protein inhibitor of C5 being developed by Akari Pharmaceuticals that is in early clinical trials, LFG316, a monoclonal antibody inhibitor of C5 being developed by Novartis Pharma;

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  a product candidate directed at C3 inhibition that is currently in preclinical development by Amyndas Pharmaceuticals;

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  a product candidate directed at C3 inhibition that is currently in clinical development by Apellis Pharmaceuticals; and

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  other product candidates directed at other mechanisms of complement inhibition such as an antibody against C1s, being developed by True North Therapeutics in early clinical trials, and an orally available small molecule inhibitor of complement Factor D, that is currently in preclinical development by Achillion Pharmaceuticals.

        Certain of our competitors are developing product candidates intended to be administered SC, IV or orally, with dosing frequencies ranging from twice daily to monthly, and with varying dose strengths and half-lives. We believe that the combination of SC administration, dose frequency and dose strength will allow RA101495 to provide improved control of hemolysis and suppression of breakthrough hemolysis.

        LN.    There are no specific therapies for LN. Although approved for patients with active, autoantibody-positive, systemic lupus erythematosus who are receiving standard therapy, belimumab, which is marketed under the name Benlysta by GlaxoSmithKline, has not been evaluated in patients with LN. There are numerous phase 2 and later stage clinical studies on non-specific immunosuppressive agents, including agents currently used as standard of care in LN, with tacrolimus, mycophenolate, bortezomib, cyclophosphamide, azothioprim, laquinimod, and ACTHAR Gel being tested. In addition, a number of agents are being tested as targeted monoclonal antibody therapies, such as anti-CD40, anti-IL6, rituximab (anti-CD20), anti-TWEAK (an antibody directed against the TNF-like weak inducer of apoptosis), and belimumab (anti BLys), as well as B7 antagonists such as CTLA4-Ig. The only complement pathway inhibitors proposed as targeted, disease-modifying agents in LN are OMS721, which is in Phase 2 development by Omeros, an anti-MASP-2 antibody that inhibits the mannose-binding lectin arm of the complement system, and eculizumab, where the antibody has shown benefit in a small number of published case report studies. There are no ongoing studies of eculizumab or any other C5 inhibitor in LN.

        rMG.    rMG is currently treated with cholinesterase inhibitors and non-specific immunosuppressive agents, including azathioprine, cyclophosphamide, cyclosporine, IV IG, mycophenolate, prednisone, and tacrolimus. Approximately 20% of patients are refractory to these therapies. Alexion Pharmaceuticals has recently presented Phase 3 data with eculizumab in rMG patients. While both Phase 2 and Phase 3 data were highly supportive of a treatment effect with eculizumab, the Phase 3 data narrowly missed the primary efficacy endpoint. Nonetheless, the data show promise for C5 inhibitor therapy in rMG. Both rituximab, marketed by Roche, and belimumab, marketed by GlaxoSmithKline, which target B cell activity, are in clinical development for rMG. Anti-CD40, being developed as CFZ533 by Novartis, bortezomib, and a small molecule activator of the muscle protein troponin being developed as Cytokinetics by Tirasemtiv, are being tested in clinical trials in rMG. A therapeutic vaccine targeting B-and T-cell receptors (CV-MG-01) is in early clinical testing for rMG.

        AMD.    There are currently no approved treatments for dry AMD or GA. We are aware that there are a number of companies that are actively developing product candidates for the treatment of GA, including the following product candidates that are in clinical development: lampalizumab, a Factor D complement inhibitor for the treatment of GA being developed by Roche that is in Phase 3 clinical trials; LFG316, an anti-C5 monoclonal antibody being developed by Novartis Pharma that is in Phase 2 clinical trials; Zimura, a C5 inhibitor being developed by Ophthotech Corporation that is entering Phase 2/3 clinical trials; and other product candidates that do not target the complement system that are in Phase 2 or Phase 3 clinical trials, including compounds being developed by Acucela, Allergan, GlaxoSmithKline and Novartis Pharma. There are no currently available treatments for intermediate AMD.

        C1s.    Many of our competitors are developing product candidates targeting C1s or indications that we may target with our C1s program. These include Soliris by Alexion Pharmaceuticals, which completed a Phase 2 trial targeting cold agglutinin disease; TNT-009, a C1s inhibitor being developed by True North Therapeutics that is in Phase 1 trials for cold aggluthinin disease and warm autoimmune hemolytic anemia; Fostamatinib, an oral Syk inhibitor being developed by Rigel Pharmaceuticals that is in Phase 2 trials for warm autoimmune hemolytic anemia; rituximab, a monoclonal antibody marketed under the name Rituxan by Roche that is currently in Phase 3 trials for warm autoimmune hemolytic anemia; and a C1q inhibitor being developed by Annexon that is in a preclinical phase for neurodegenerative diseases.

Sales and Marketing

        We hold worldwide commercialization rights to all of our complement-mediated product candidates. Subject to receiving marketing approval, we intend to independently pursue the commercialization of RA101495 in PNH patients in the United States and Europe by building a focused sales and marketing organization in these geographies. We believe that such an organization will be able to address the community of physicians who are key specialists in treating the patient populations for which our product candidates are being developed.

        We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.

        Outside of the United States and Europe, we may pursue the approval and commercialization of RA101495 for PNH patients either independently or in collaboration with others. We intend to develop and commercialize RA101495 for other indications independently or through collaborations with third parties.

Manufacturing

        We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We intend to rely on third-party contract manufacturers to produce our products and have recruited personnel with experience to manage the third-party contract manufacturers producing our product candidates and other product candidates or products that we may develop in the future.

        The process for manufacturing our product candidates consists of a multiple-stage-chemical synthesis, purification using liquid chromatography, and freeze drying into a powder form. The initial chemical synthesis process is similar to other cyclic peptide synthetic processes. For some of our products, the peptide is modified after cyclization using a common synthetic processes to attach bio-distribution modifying chemical moieties. We expect the costs associated with manufacturing drug substance for our product candidates to be comparable to the current manufacturing costs for other complex and similarly sized peptide-based components, and because our product candidates are synthetic, we believe they can be manufactured in a more cost effective manner relative to competitive biologic and monoclonal antibody therapies.

        We currently engage two third-party manufacturers to provide clinical supplies of RA101495, an additional third-party manufacturer to provide non-clinical supplies of RA101495 and a different, single third-party manufacturer to provide fill-finish services for RA101495.

Government Regulation

        Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

        In the United States, the FDA regulates drugs and devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. Although we have not yet selected the device component to use for administration of our lead product candidate, we expect that, if approved, our lead drug product candidate may be regulated as a combination product, which means that it is composed of both a drug product and device product. If marketed individually, each component would be subject to different regulatory pathways and reviewed by different centers within the FDA. A combination product, however, is assigned to a center that will have primary jurisdiction over its regulation based on a determination of the combination product's primary mode of action, which is the single mode of action that provides the most important therapeutic action. In the case of our lead product candidate, we expect the primary mode of action to be attributable to the drug component of the product, which means that the FDA's Center for Drug Evaluation and Research would have primary jurisdiction over the premarket development, review and approval. The failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities. In addition, an applicant may need to recall a product.

        An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

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  completion of nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an IND, which must take effect before human clinical trials may begin;

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  approval by an independent IRB representing each clinical site before each clinical trial may be initiated;

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  performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

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  preparation and submission to the FDA of a new drug application, or NDA;

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  review of the product by an FDA advisory committee, where appropriate or if applicable;

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  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current

    Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

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  satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

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  payment of user fees and securing FDA approval of the NDA; and

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  compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

Preclinical Studies

        Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of a NDA

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA can place an IND on full or partial clinical hold at any point in development, and depending upon the scope of the hold, clinical trial(s) may not restart until resolution of the outstanding concerns to the FDA's satisfaction.

        In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

        Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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  Phase 1.  The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

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  Phase 2.  The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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  Phase 3.  The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

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  Phase 4.  Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

        Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

        Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the applicant must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of a NDA by the FDA

        Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.0 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $97,000 per product and $512,000 per establishment. These fees are typically increased annually.

        The FDA conducts a preliminary review of a NDA within 60 days of its receipt and informs the sponsor whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept a NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for "priority review" products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

        Before approving a NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

        In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

        The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

        The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are Fast Track designation, Breakthrough Therapy designation and priority review designation.

        Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product's application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA's time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

        Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

        Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that is expected to lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

        The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

        For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

        The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

        The accelerated approval pathway is usually contingent on a sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA's Decision on a NDA

        On the basis of the FDA's evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

        Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

        In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the NDA holder and any third-party manufacturers that the NDA holder may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

        Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or voluntary product recalls;

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  fines, warning letters or holds on post-approval clinical trials;

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  refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

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  product seizure or detention, or refusal to permit the import or export of products; or

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  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

        In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

        In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under a NDA, known as the reference-listed drug, or RLD.

        Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is "bioequivalent" to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if "the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug."

        Upon approval of an ANDA, the FDA indicates whether the generic product is "therapeutically equivalent" to the RLD in its publication "Approved Drug Products with Therapeutic Equivalence Evaluations," also referred to as the "Orange Book." Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA's designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

        Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed generic drug will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.

        The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

Hatch-Waxman Patent Certification and the 30-Month Stay

        Upon approval of a NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant's product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. An applicant who submits a section 505(b)(2) NDA, which is for new or improved formulations or new uses of previously approved drug products and where at least one or more of the investigations relied upon by the applicant for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted, also must certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

        Specifically, the applicant must certify with respect to each patent that:

  •
  the required patent information has not been filed;

  •
  the listed patent has expired;

  •
  the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

  •
  the listed patent is invalid, unenforceable or will not be infringed by the new product.

        A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

        If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Pediatric Studies and Exclusivity

        Under the Pediatric Research Equity Act of 2003, a NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA's internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

        The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

        Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

        Under the Orphan Drug Act, the FDA may designate a drug product as an "orphan drug" if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting a NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

        A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of a NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Europe/Rest of World Regulation

        In addition to regulations in the United States, a manufacturer is subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of products, if approved. Even if a manufacturer obtains FDA approval of a product, it must still obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country's requirements, clinical trial development may proceed. To obtain regulatory approval of an investigational drug under EU regulatory systems, a manufacturer must submit a marketing authorization application. More concretely, in the EEA (which is comprised of the 28 Member States of the EU plus Norway, Liechtenstein and Iceland, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

  •
  The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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  National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

        Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

        In Europe, the period of orphan drug exclusivity is ten years, although it may be reduced to six years if, at the end of the fifth year, it is established that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. In September 2016, the EMA's Committee for Orphan Medicinal Products adopted a positive opinion recommending RA101495 for the treatment of PNH for designation as an orphan medicinal product to the European Commission, which will decide whether to grant an orphan designation.

        For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product approval, pricing and reimbursement vary from country to country. In all cases, the clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Pharmaceutical Coverage, Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

        In order to secure coverage and reimbursement for any product approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. Additionally, a payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

        The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

        Outside the United States, ensuring adequate coverage and payment for our product candidates will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

        In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other Healthcare Laws and Regulations

        Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted regulatory approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Such restrictions under applicable federal and state healthcare laws and regulations, include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician sunshine laws. Some of our pre-commercial activities are subject to some of these laws.

        The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer or a party acting on its behalf to knowingly and willfully, directly or indirectly, solicit, receive, offer, or provide any remuneration that is intended to induce the referral of business, including the purchase, order or recommendation or arranging of, any good or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term "remuneration" has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of this law are punishable by up to five years in prison, and can also result in criminal fines, civil money penalties and exclusion from participation in federal healthcare programs. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

        The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Persons and entities can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, any of our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for federal civil False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $10,781 and $21,563 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

        The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our product candidates, if approved, are sold in a foreign country, we may be subject to similar foreign laws.

        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA's security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and criminal penalties.

        The Affordable Care Act, or ACA, imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and other transfers of value provided to physicians and teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for "knowing failures." Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices or require the tracking and reporting of gifts, compensation or other remuneration to physicians.

        Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we intend to develop a comprehensive compliance program that establishes internal control to facilitate adherence to the rules and program requirements to which we will or may become subject. Although the development and implementation of compliance programs designed to establish internal control and facilitate compliance can mitigate the risk of investigation, prosecution, and penalties assessed for violations of these laws, the risks cannot be entirely eliminated.

        If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Healthcare Reform

        There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, government control and other changes to the healthcare system in the United States.

        By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress passed the ACA, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the ACA of importance to our potential drug candidates are:

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  an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

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  expansion of manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price," or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

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  a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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  expansion of the types of entities eligible for the 340B drug discount program;

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  establishment of the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D; and

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

        Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

        There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

Employees

        As of June 30, 2016, we had 40 full-time or part-time employees, including 19 employees with M.D. or Ph.D. degrees. Of these employees, 34 employees are engaged in research and development activities and 6 employees are engaged in general and administrative activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider the relationship with our employees to be good.

Facilities

        We occupy approximately 27,000 rentable square feet of office and laboratory space in Cambridge, Massachusetts under a lease that expires in April 2023. We have an option to extend the lease term for five additional years. We believe that this office and laboratory space is sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

        We are not currently subject to any material legal proceedings.

MANAGEMENT

        The following table sets forth the name, age and position of each of our executive officers and directors, as of August 1, 2016:

Name	Age	Position
Executive Officers
Douglas A. Treco, Ph.D.	58	Director, President and Chief Executive Officer
David C. Lubner	52	Executive Vice President and Chief Financial Officer
Simon Read, Ph.D.	45	Chief Scientific Officer
Ramin Farzaneh-Far, M.D.	39	Chief Medical Officer
Non-Employee Directors
Peter Tuxen Bisgaard(1)(3)	42	Director
Robert Heft, Ph.D.(2)	61	Director
Jason Lettmann(2)	39	Director
Edward T. Mathers(3)	56	Director, Chairman of the Board
Timothy R. Pearson(1)(2)	48	Director
Rajeev Shah(1)(3)	39	Director

(1)
Member of the audit committee
(2)
Member of the compensation committee
(3)
Member of the nominating and corporate governance committee

Executive Officers

        Douglas A. Treco, Ph.D. has been our Chief Executive Officer since our inception in June 2008, and also serves on our board of directors. Dr. Treco was an entrepreneur-in-residence with Morgenthaler Ventures between January 2008 and May 2014. In 1988, he co-founded Transkaryotic Therapies Inc., a multi-platform biopharmaceutical company that developed protein and gene therapy products, which was acquired in 2005 by Shire Pharmaceuticals Group plc. Dr. Treco was a visiting scientist in the Department of Molecular Biology at Massachusetts General Hospital and a lecturer in genetics at Harvard Medical School from 2004 to 2007. Dr. Treco received his Ph.D. in biochemistry and molecular biology from the State University of New York, Stony Brook, and performed postdoctoral studies at the Salk Institute for Biological Studies and Massachusetts General Hospital. We believe Dr. Treco is qualified to serve on our board of directors because of his extensive and broad range of experience in business and healthcare product development, including his experience co-founding and growing a company in the biopharmaceutical industry.

        David C. Lubner has been our Executive Vice President and Chief Financial Officer since January 2016. Before joining our company, Mr. Lubner served as a member of the senior management team of Tetraphase Pharmaceuticals, Inc., a biotechnology company, from its inception in 2006 through 2015. From 2010 to 2015, Mr. Lubner served as Senior Vice President and the Chief Financial Officer of Tetraphase, where he led financial operations and was responsible for corporate finance activities. From 1999 to 2005, he served as the Chief Financial Officer of PharMetrics Inc., a pharmacy and medical claims data informatics company. Prior to joining PharMetrics, Mr. Lubner served as Vice President and Chief Financial Officer of ProScript, Inc. from 1996 to 1999. Mr. Lubner is a member of the American Institute of CPAs and a Certified Public Accountant in the Commonwealth of Massachusetts. Mr. Lubner received his B.S. in business administration from Northeastern University and M.S. in taxation from Bentley University.

        Simon Read, Ph.D., has been our Chief Scientific Officer since April 2016. Prior to joining our company, Dr. Read served as a Vice President and Head of the Innovative Medicines Unit at Grunenthal GmbH, a pharmaceutical company headquartered in Aachen, Germany, from 2014 to March 2016. Prior to that, Dr. Read served as Vice President and Head of Global Biomedical Sciences

at Grunenthal from 2011 to 2014. Before joining Grunenthal, Dr. Read was the Director, Experimental Medicine and Biomarkers, Immunology with Roche Products / Genentech Inc. from 2008 to 2011. Dr. Read has been a member of the Medical Research Council and Association of British Pharmaceutical Industry Steering Committee for the U.K.'s Immunology Consortium since 2012. Dr. Read has been a member of the Boston Children's Hospital Technology Development Fund steering group since 2016. Dr. Read received his B.Sc. in Physiology from University of Manchester, M.Sc. from University of Southampton and Ph.D. from University of Hertfordshire.

        Ramin Farzaneh-Far, M.D., joined our company in July 2016 as our Chief Medical Officer. Before joining our company, from 2015 to 2016, he served as the Vice President of Medical Research at Akebia Therapeutics, Inc. From 2012 until he joined Akebia, Dr. Farzaneh-Far served as the Director of Clinical Research at Gilead Sciences, Inc., where he led the clinical development of multiple assets in the cardiovascular therapeutic area. Dr. Farzaneh-Far held various academic faculty positions at the University of California, San Francisco, or UCSF, and the University of Texas Southwestern Medical Center from 2009 to 2012. He completed his internal medicine residency at Brigham & Women's Hospital in Boston, and trained in cardiovascular medicine at UCSF. Dr. Farzaneh-Far received his B.A. and M.A. degrees in immunology from the University of Cambridge, his M.D. from University College London, and his MAS in Clinical Research from UCSF.

Non-Employee Directors

        Peter Tuxen Bisgaard has served as a member of our board of directors since 2015. Since 2009, Mr. Bisgaard has been employed as a partner at Novo Ventures (US) Inc., which provides consultancy services to Novo A/S, a Danish limited liability company that manages investments and financial assets. He is a member of the board of directors of Ceterix Orthopaedics Inc., Entasis Therapeutics Inc. and Outpost Medicine, LLC, as well as chairman of the board of directors of HTG Molecular Diagnostics Inc. Mr. Bisgaard obtained his M.Sc. in 1998 from the Technical University of Denmark and was at the same time awarded a post graduate degree in mathematical modeling in economics by the European Consortium for Mathematics in the Industry. We believe Mr. Bisgaard is qualified to serve on our board of directors because of his financial expertise, extensive industry experience, his experience serving on the board of directors for several biopharmaceutical and medtech companies, and his experience with venture capital investments.

        Robert Heft, Ph.D. has served on our board of directors since March 2016. Dr. Heft currently serves as Chief Executive Officer of Zingenix Ltd., a company focused on gene therapy for severe orphan disorders. Prior to joining Zingenix in 2014, Dr. Heft was President, Chief Executive Officer, and a member of the board of directors of Enobia Pharma Inc. from 2005 to 2012. Dr. Heft currently serves on the boards of Zingenix Ltd., VisionGate, Inc., Lumos Pharma Inc., and Clementia Pharmaceuticals, Inc., and as Chairman of the Board of ELOXX Pharmaceuticals, Ltd. He also serves on the Advisory Board of Sectoral Asset Management. Dr. Heft obtained his Ph.D. from the Massachusetts Institute of Technology in genetic engineering and radiological sciences, as well as a Master of Engineering Degree from McGill University and a Bachelor of Engineering Degree from Cornell University. We believe Dr. Heft is qualified to serve on our board of directors because of his extensive leadership experience in senior management roles for multiple companies in the biopharmaceutical industry and his experience serving on the board of directors for multiple industry-related companies.

        Jason Lettmann has served as a member of our board of directors since 2015. Mr. Lettmann has been a partner of Morgenthaler Ventures since June 2009 and a partner of Lightstone Ventures since March 2012. Mr. Lettmann currently represents Morgenthaler and Lightstone on the boards of a number of their portfolio companies including Alexo Therapeutics Ltd., Carrick Therapeutics Ltd., FIRE1 Ltd., Promedior Inc., Relievant Medsystems Inc., Second Genome Inc., and Vapotherm Inc. Prior to joining Morgenthaler in 2009, Mr. Lettmann was a Vice President at Split Rock Partners where he focused on early-stage venture investments in medical devices and the life sciences. Mr. Lettmann has an M.B.A. from the University of Michigan's Ross School of Business and a B.A. from the University of Iowa. We believe Mr. Lettmann is qualified to serve on our board of directors because of his industry experience, his experience serving on the boards of directors for multiple industry-related companies, and his extensive experience with venture capital investments.

        Edward T. Mathers has served as a member of our board of directors since 2010. Since August 2008, Mr. Mathers has been a partner at New Enterprise Associates, Inc., a private venture capital firm focusing on technology and healthcare investments. Mr. Mathers is a director of Liquidia Technologies Inc., Rhythm Pharmaceuticals Inc., Envisia Therapeutics Inc., Synlogic, Inc., Mirna Therapeutics, Inc., Lumos Pharma, Inc., Ziarco, Inc., Amplyx Pharmaceuticals, Inc. and ObsEva SA. He is also a member of NC State's College of Sciences Foundation board. Mr. Mathers earned his B.S. in chemistry from North Carolina State University. We believe that Mr. Mathers is qualified to serve on our board of directors because of his extensive experience in the life sciences industry as a venture capitalist and senior executive, as well as his service on the boards of directors of numerous companies.

        Timothy R. Pearson has served as a member of our board of directors since May 2016. Mr. Pearson currently serves as Chief Financial Officer of TESARO, Inc., an oncology-focused biopharmaceutical company, where he has served since May 2014. Prior to joining TESARO, Mr. Pearson served as Executive Vice President and Chief Financial Officer of Catalyst Health Solutions, Inc. from August 2011 to July 2012, where he led the finance and strategic planning functions. Mr. Pearson holds a B.S. in Business Administration from the University of Delaware, an M.S. in Finance from Loyola College and a B.S. in Accounting from the University of Maryland University College. He is also a Certified Public Accountant. We believe Mr. Pearson is qualified to serve on our board of directors because of his extensive experience serving in senior level financial positions of numerous companies, his experience with biopharmaceutical companies, and his executive leadership experience.

        Rajeev Shah has served as a member of our board of directors since July 2015. Mr. Shah is a portfolio manager and managing director at RA Capital Management, LLC, an investment advisory firm that invests in health care companies, since 2002. Mr. Shah received a B.A. in Chemistry from Cornell University. We believe Mr. Shah is qualified to serve on our board of directors because of his leadership and financial experience at RA Capital, his experience in the biopharmaceutical industry, and his experience with venture capital investments.

Composition of Our Board of Directors

        Our board of directors currently consists of seven members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee's and our board of directors' priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

        Our board of directors has determined that all members of the board of directors, except Dr. Treco, are independent directors, including for purposes of the rules of The NASDAQ Global Market and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of The NASDAQ Global Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Dr. Treco is not an independent director under these rules because he is an executive officer of our company.

Staggered Board

        In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2017 for Class I directors, 2018 for Class II directors and 2019 for Class III directors.

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  Our Class I directors will be Dr. Treco and Mr. Mathers;

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  Our Class II directors will be Dr. Heft, Mr. Lettmann and Mr. Shah; and

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  Our Class III directors will be Mr. Pearson and Mr. Bisgaard.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board's Role in Risk Oversight

        In connection with this offering, we are planning to establish a role of the chairman of the board, who will be Mr. Mathers and we plan to keep this role separated from the role of Chief Executive Officer following the completion of this offering. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing a chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

        Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled "Risk Factors" appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

        The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors which became effective upon the effectiveness of the registration statement of which this prospectus is a part. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations.

Audit Committee

        Messrs. Pearson, Bisgaard and Shah will serve on the audit committee, which is chaired by Mr. Pearson. Our board of directors has determined that Messrs. Pearson, Bisgaard and Shah are "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable NASDAQ rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Pearson as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee's responsibilities include:

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  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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  pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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  establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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  recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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  preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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  reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

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  reviewing quarterly earnings releases.

Compensation Committee

        Mr. Lettmann, Mr. Pearson and Dr. Heft will serve on the compensation committee, which is chaired by Mr. Lettmann. Our board of directors has determined that each member of the compensation committee is "independent" as defined in the applicable NASDAQ rules. The compensation committee's responsibilities include:

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  annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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  evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

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  reviewing and approving or recommending to the board of directors the cash compensation of our other executive officers;

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  reviewing and establishing our overall management compensation, philosophy and policy;

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  overseeing and administering our compensation and similar plans;

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  evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NASDAQ rules;

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  reviewing and approving our policies and procedures for the grant of equity-based awards;

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  reviewing and recommending to the board of directors the compensation of our directors;

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  preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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  reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

        Messrs. Mathers, Bisgaard and Shah serve on the nominating and corporate governance committee, which is chaired by Mr. Mathers. Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as defined in the applicable NASDAQ rules. The nominating and corporate governance committee's responsibilities include:

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  developing and recommending to the board of directors criteria for board and committee membership;

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  establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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  reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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  identifying individuals qualified to become members of the board of directors;

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  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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  developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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  overseeing the evaluation of our board of directors and management.

        Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code has been posted on the investor relations section of our website, which is located at www.rapharma.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Executive Compensation Overview

        Our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our Chief Executive Officer, who was our only executive officer in 2015 and who we refer to as a named executive officer, has primarily consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock awards. Our named executive officer, like all full-time employees, is eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2015 Summary Compensation Table

        The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officer for services rendered to us in all capacities for 2015.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Douglas A. Treco, Ph.D.,	$360,000	$722,767	$68,000	$2,432	$1,153,199
President and Chief Executive Officer

(1)
Amount reflects the grant date fair value of the stock option award granted in 2015 to Dr. Treco in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not correspond to the actual value that may be recognized by the named executive officer upon vesting of the applicable award. Assumptions used in the calculation of these amounts are included in Note 2 to our audited financial statements included in this prospectus.

(2)
Amount in this column reflects a performance bonus paid to Dr. Treco in 2016 with respect to achievement of corporate performance goals for 2015.

(3)
Amount reflects 401(k) matching contribution and life insurance premiums.

Narrative to the Summary Compensation Table

  Base Salary

        For the year ended December 31, 2015, the annual base salary for Dr. Treco was $360,000. Effective January 1, 2016, the annual base salary for Dr. Treco was increased to $400,000.

  Annual Bonuses

        During the fiscal year ended December 31, 2015, Dr. Treco was eligible to receive a bonus of up to 30% of his base salary, based upon achievement of certain corporate performance goals. Based on our achievement of the relevant performance goals for 2015, our compensation committee determined that the bonuses would be paid at 77.5% of target, and Dr. Treco elected to receive a lesser amount, as reported in the "—2015 Summary Compensation Table." For 2016, Dr. Treco is eligible to receive a bonus of up to 40% of his base salary.

  Equity Incentives

        During the fiscal year ended December 31, 2015, we granted an option to purchase 380,830 shares of our common stock to Dr. Treco, as shown in more detail in the "—Outstanding Equity Awards at Fiscal 2015 Year-End" table. This option award, together with any other option awards granted to Dr. Treco, accelerate in full upon a change in control.

Employment Arrangements and Severance Agreements with our Named Executive Officer

        We have entered into an employment agreement with Dr. Treco, which will become effective upon the closing of this offering and will replace his prior employment agreement.

        Dr. Treco's initial base salary under the new employment agreement will be $400,000, which is subject to annual review and adjustment, and he will be eligible to earn an annual cash incentive bonus with a target amount equal to 40% of his base salary. Dr. Treco is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

        Dr. Treco's new employment agreement provides that, in the event that his employment is terminated by us without "cause" (as defined in his new employment agreement) or Dr. Treco resigns for "good reason" (as defined his new employment agreement) subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to one times the sum of (x) his base salary and (y) the actual annual incentive compensation Dr. Treco was paid for the most recently completed fiscal year, (ii) if Dr. Treco is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Treco's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to Dr. Treco had he remained employed with us, and (iii) acceleration of all time-based equity awards held by Dr. Treco in which Dr. Treco would have vested if he had remained employed for an additional 12 months. All amounts payable to Dr. Treco shall be made in substantially equal installments over 12 months following his termination,

        In lieu of the payments and benefits described in the preceding paragraph, in the event that Dr. Treco's employment is terminated by us without cause or Dr. Treco resigns for good reason, in either case within 12 months following a "change in control" (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to 1.5 times the sum of (x) Dr. Treco's then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) and (y) his target annual incentive compensation, (ii) if Dr. Treco is participating in our group health plan immediately prior to his termination, a monthly cash payment until the earlier of 18 months following termination or the end of Dr. Treco's COBRA health continuation period in an amount equal to the amount that we would have made to provide health insurance to him had he remained employed with us and (iii) full acceleration of all time-based equity awards held by Dr. Treco.

Prior Agreement

        We entered into an employment agreement with Dr. Treco in June 2008, which sets forth the terms and conditions of his employment with us, including base salary, target annual bonus opportunity and standard employee benefit plan participation. Pursuant to his employment agreement, in the event Dr. Treco's employment is terminated (a) by us (i) other than for "cause" (as defined in the employment agreement) or (ii) as a result of Dr. Treco's death or disability, or (b) by Dr. Treco for "good reason" (as defined in his employment agreement), subjection to his execution of a general release of claims, Dr. Treco shall be entitled to receive continuation of his base salary and benefits for a period of 12 months following his termination of employment, plus an amount equal to the bonus he received for the prior fiscal year (payable in monthly installments). In addition, any options and restricted stock shall vest in full and Dr. Treco shall have an additional three years within which to exercise such vested options.

Other Agreements

        We have also entered into an employee confidentiality, inventions, non-solicitation and non-competition agreements with Dr. Treco. Under such agreement, Dr. Treco has agreed (1) not to compete with us during his employment and for a period of 12 months year after the termination of such employment, (2) not to solicit our employees during his employment and for a period of 12 months after the termination of such employment, (3) to protect our confidential and proprietary information and (4) to assign to us related intellectual property developed during the course of his employment.

Outstanding Equity Awards at 2015 Fiscal Year-End

        The following table sets forth information concerning outstanding equity awards held by our named executive officer as of December 31, 2015.

		Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable
Name		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Douglas A. Treco, Ph.D.	—	380,830	$0.41	12/10/2025

(1)
Dr. Treco's stock option award vests over a four (4) year period in 48 equal monthly installments at the end of each month following December 10, 2015. The shares subject to the option award will be subject to single trigger acceleration in the event of a Sale of the Company (as defined in his employment agreement) as set forth in the applicable equity agreement.

Compensation Risk Assessment

        We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2016 Stock Award and Incentive Plan

        In October 2016, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted our 2016 Stock Award and Incentive Plan, or the 2016 Plan, which was subsequently approved by our stockholders. The 2016 Plan became effective upon the effectiveness of the registration statement of which this prospectus forms a part. The 2016 Plan replaced our 2010 Stock Option and Grant Plan, or the 2010 Plan, as our board of directors has determined not to make additional awards under the 2010 Plan following the closing of this offering. Our 2016 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

        We have initially reserved 1,300,000 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2016 Plan, plus the shares of common stock remaining available for issuance under our 2010 Plan (as defined below). The 2016 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2017, by the lesser of 4.0% of the outstanding number of shares of our common stock on the immediately preceding December 31, 2,000,000 shares, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

        The shares we issue under the 2016 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2016 Plan and the 2010 Plan will be added back to the shares of common stock available for issuance under the 2016 Plan.

        Stock options and stock appreciation rights with respect to no more than 1,300,000 shares of stock may be granted to any one individual in any one calendar year. The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2017 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 1,300,000 shares of common stock.

        The 2016 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Persons eligible to participate in the 2016 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

        The 2016 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, or the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

        Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

        Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2016 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under the 2016 Plan to participants, subject to the achievement of certain performance goals.

        Our compensation committee may grant awards of restricted stock, restricted stock units or stock- or cash-based awards under the 2016 Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: achievement of specified research and development, publication, clinical and/or regulatory milestones, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value added, funds from operations or similar measures, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to any one employee during any one calendar year is 1,3000,000 shares of common stock with respect to a stock-based award and $2,000,000 with respect to a cash-based award.

        The 2016 Plan provides that in the case of, and subject to, the consummation of a "sale event" as defined in the 2016 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee's discretion and (ii) upon the effectiveness of the sale event, the 2016 Plan and all awards will automatically terminate. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event; or (ii) we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights (to the extent then exercisable).

        Our board of directors may amend or discontinue the 2016 Plan and our compensation committee may amend the exercise price of options and amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2016 Plan require the approval of our stockholders. No awards may be granted under the 2016 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2016 Plan have been made prior to the date of this prospectus.

2010 Stock Option and Grant Plan

        The 2010 Stock Option and Grant Plan, or the 2010 Plan, was approved by our board of directors and our stockholders on February 12, 2010. Under the 2010 Plan, 2,495,607 shares of common stock have been reserved for issuance in the form of incentive stock options, non-qualified stock options, restricted stock, unrestricted stock, restricted stock units or any combination of the foregoing. The shares issuable pursuant to awards granted under the 2010 Plan are authorized but unissued shares.

        The 2010 Plan was administered by our board or at the discretion of the board, a committee of the board comprised of not less than two (2) directors, which had full power to select the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan.

        The option exercise price of each option granted under the 2010 Plan is determined by our board and may not be less than the fair market value of a share of common stock on the date of grant. The term of each option is fixed by the board and may not exceed 10 years from the date of grant. The board determines at what time or times each option may be exercised when granting the option.

        The 2010 Plan provides that, upon the consummation of a sale event, unless provision is made in connection with the sale event for the assumption or continuation of the awards by the successor entity or substitution of the awards with new awards of the successor entity, with appropriate adjustment, the 2010 Plan and all outstanding and unexercised options issued thereunder will terminate upon the effective time of the sale event. We may make or provide for cash payment to holders of options equal to the difference between (i) the per share cash consideration in the sale event multiplied by the number of shares subject to outstanding options being cancelled, and (ii) the aggregate exercise price to the holders of all vested and exercisable options.

        Our board may amend the 2010 Plan but no such action may adversely affect the rights of an award holder without such holder's consent. Approval by our stockholders of amendments to the 2010 Plan must be obtained if required by law.

        As of September 30, 2016, options to purchase 2,095,494 shares of common stock were outstanding under the 2010 Plan. Our board has determined not to make any further awards under the 2010 Plan following the completion of this offering. Following the consummation of our initial public offering, we expect to make future awards under the 2016 Plan.

Employee Stock Purchase Plan

        In October 2016 our board of directors adopted and our stockholders approved our 2016 Employee Stock Purchase Plan, or the ESPP. The ESPP authorizes the issuance of up to a total of 175,000 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance under the ESPP shall be cumulatively increased each January 1, beginning on January 1, 2017, by the lesser of (i) 1.0 percent of the outstanding number of shares of our common stock on the immediately preceding December 31, (ii) 200,000 shares of common stock or (iii) such lesser number of shares as determined by our compensation committee. The number of shares reserved and available for issuance under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

        All employees who we have employed for at least 30 days and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns five percent or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

        We may make one or more offerings each year to our employees to purchase shares under the ESPP. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

        Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to one percent of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85 percent of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, subject to the limits set forth in the ESPP with respect to the number of shares of common stock that may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

        The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

        The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

        In October 2016 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

        Our compensation committee may select corporate performance goals from among the following: achievement of specified research and development, publication, clinical and/or regulatory milestones, adjusted billings, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

        Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate to account for unforeseen factors beyond management's control that affected corporate performance.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. All participants' interests in their contributions are 100% vested when contributed. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The retirement plan is intended to qualify under Section 401(a) of the Code.

DIRECTOR COMPENSATION

        We did not pay any compensation, make any equity awards or non-equity awards to or pay any other compensation to any of the non-employee members of our board of directors in 2015. We reimburse non-employee members of our board of directors for reasonable travel expenses. During the fiscal year ended December 31, 2015, Dr. Treco, our Chief Executive Officer, was a member of our board of directors, as well as an employee, and thus received no additional compensation for his service as a director. Dr. Treco's compensation for service as an employee is presented in the section titled "Executive Compensation—2015 Summary Compensation Table."

Non-Employee Director Compensation Policy

        Our board of directors has adopted a non-employee director compensation policy, effective upon effectiveness of the registration statement of which this prospectus forms a part, that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:

	Member Annual Fee	Chairman Additional Annual Fee
Board of Directors	$35,000	$25,000
Audit Committee	7,500	15,000
Compensation Committee	5,000	10,000
Nominating and Corporate Governance Committee	3,750	7,500

        In addition, each non-employee director serving on our board of directors upon completion of this offering and each non-employee director elected or appointed to our board of directors following the completing of this offering will be granted a one-time equity award of 25,000 shares on the date of such director's election or appointment to the board of directors, which will vest annually over three years, subject to continued service through such vesting dates. On the date of each annual meeting of stockholders of our company, each non-employee director will be granted an annual equity award of 15,000 shares, which will vest in full of the earlier to occur of the first anniversary of the date of grant or the next annual meeting, subject to continued service as a director through such vesting date.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Other than the compensation agreements and other arrangements described under "Executive Compensation" and "Director Compensation" in this prospectus and the transactions described below, since January 1, 2013, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Private Placements of Securities

Convertible Note and Warrant Financing

        In April 2015, we entered into a convertible note purchase agreement, pursuant to which we issued and sold to investors an aggregate principal amount of $5,000,000 of convertible promissory notes, or the 2015 notes, and warrants to purchase an aggregate of 222,722 shares of our common stock at an exercise price of $0.07 per share. All of the convertible promissory notes in aggregate principal amount of $5,000,000, together with accrued interest of $108,493.15, were used as consideration by the investors to purchase our Series B-1 convertible preferred stock in July 2015. The following table summarizes the issuance of such warrants to related persons:

Stockholder	Principal Amount of Notes at Closing	Principal Amount and Accrued Interested at Termination	Warrants to Purchase Shares of Common Stock
Morgenthaler Venture Partners IX L.P.(1)	$1,414,744	$1,445,442.01	63,019
New Enterprise Associates 13, L.P.(2)	$1,810,735	$1,850,025.47	80,658
Novartis International Pharmaceutical Investment Ltd.(3)	$1,412,374	$1,443,020.58	62,914

(1)
Jason Lettmann, a partner of Morgenthaler Ventures, which is an affiliate of Morgenthaler Venture Partners IX L.P., is a member of our board of directors.

(2)
Edward T. Mathers, a partner at New Enterprise Associates, Inc., which is an affiliate of New Enterprise Associates 13, L.P., is a member of our board of directors.

(3)
Shares of our capital stock that were issued upon conversion of the convertible promissory notes in July 2015 were issued to Novartis Bioventures Ltd., an affiliate of Novartis International Pharmaceutical Investment Ltd. Markus Goebel, M.D., Ph.D., a member of our board of directors, is an employee of an affiliate of Novartis International Pharmaceutical Investment Ltd. and Novartis Bioventures, Ltd.

Series B Convertible Preferred Stock Financing

        In July 2015, we sold an aggregate of 31,564,630 shares of our Series B-1 convertible preferred stock at a purchase price of $0.92667 per share. Certain investors (or such investor's affiliate) holding the 2015 notes have used the consideration received upon termination of the 2015 notes as a portion of the purchase price of the Series B-1 convertible preferred stock. In June 2016, we sold an aggregate of 29,362,452 shares of our Series B-2 convertible preferred stock at a purchase price of $0.99617 per share. The following table summarizes purchases of our Series B-1 and Series B-2 convertible preferred stock by related persons:

Stockholder	Shares of Series B-1 Convertible Preferred Stock	Principal and Accrued Interest under the 2015 Notes	Total Purchase Price	Shares of Series B-2 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Lightstone Ventures(1)(2)	4,316,531	$—	$3,999,999.79	4,015,378	$3,999,999.11
Morgenthaler Venture Partners IX L.P.(3)	3,664,071	$1,445,442.01	$3,395,384.68	3,408,439	$3,395,384.68
New Enterprise Associates 13, L.P.(4)	4,689,657	$1,850,025.47	$4,345,764.46	4,362,472	$4,345,763.74
Novartis Bioventures Ltd(5)	3,657,932	$1,443,020.58	$3,389,695.85	3,402,729	$3,389,696.55
Novo A/S(6)	6,474,796	$—	$5,999,999.21	6,023,068	$5,999,999.65
RA Capital Healthcare Fund, L.P.(7)	3,552,506	$—	$3,292,000.74	3,304,656	$3,291,999.17

(1)
Jason Lettmann, a partner of Lightstone Ventures, is a member of our board of directors.

(2)
Consists of: (i) 3,798,914 shares of Series B-1 convertible preferred stock and 3,533,875 shares of Series B-2 convertible preferred stock, all purchased and received by Lightstone Ventures, L.P. and (ii) 517,617 shares of Series B-1 convertible preferred stock and 481,503 shares of Series B-2 convertible preferred stock, all purchased and received by Lightstone Ventures (A), L.P.

(3)
Jason Lettmann, a partner of Morgenthaler Ventures, which is an affiliate of Morgenthaler Venture Partners IX L.P., is a member of our board of directors.

(4)
Edward T. Mathers, a partner at New Enterprise Associates, Inc., which is an affiliate of New Enterprise Associates 13, L.P., is a member of our board of directors.

(5)
All shares issued upon conversion of Novartis International Pharmaceutical Investment Ltd.'s convertible notes were issued to and are included under Novartis Bioventures Ltd. Markus Goebel, M.D., Ph.D., a member of our board of directors, is an employee of an affiliate of Novartis International Pharmaceutical Investment Ltd. and Novartis Bioventures Ltd., is a member of our board of directors.

(6)
Peter Tuxen Bisgaard, a partner at Novo Ventures (US) Inc., which provides consultancy services to Novo A/S, is a member of our board of directors.

(7)
Rajeev Shah, a managing director and portfolio manager at RA Capital Management, which is an affiliate of RA Capital Healthcare Fund, L.P., is a member of our board of directors.

Agreements with Stockholders

        In connection with our Series B preferred stock financing, we entered into investors' rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors' rights agreement, as more fully described in "Description of Capital Stock—Registration Rights."

Indemnification Agreements

        In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors to the maximum extent allowed under Delaware law.

Participation in this Offering

        Certain of our existing stockholders, including certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $19.5 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Policies for Approval of Related Party Transactions

        Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party's relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

        In connection with this offering, we have adopted a written related party transactions policy that such transactions must be approved by our audit committee. This policy became effective on the date on which the registration statement of which this prospectus is part was declared effective by the SEC.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of September 30, 2016, as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        To the extent that the underwriters sell more than 7,049,230 shares in this offering, the underwriters have the option to purchase up to an additional 1,057,385 shares at the initial public offering price less the underwriting discount.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of September 30, 2016. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

        We expect that certain of our existing stockholders, including certain affiliates of our directors, will purchase an aggregate of approximately $19.5 million of shares of our common stock in this offering at the initial public offering price. The information set forth in the table below does not reflect any potential purchase of any shares in this offering by such parties.

        The percentage of beneficial ownership prior to this offering in the table below is based on 14,439,550 shares of common stock deemed to be outstanding as of September 30, 2016, assuming (i) the conversion of all outstanding shares of our preferred stock upon the closing of this offering into an aggregate of 13,623,933 shares of common stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, in each case upon the closing of this offering, and the percentage of beneficial ownership at this offering in the table below is based on 21,488,780 shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters' option to purchase additional shares.

        Except as otherwise noted below, the address for persons listed in the table is c/o Ra Pharmaceuticals, Inc., 87 Cambridge Park Drive, Cambridge, MA 02140.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Before Offering	After Offering
5% Stockholders:
Entities associated with New Enterprise Associated 13, L.P. Associates, Inc.(1)	3,151,611	21.8%	14.7%
Entities associated with Morgenthaler Venture Partners IX, L.P.(2)	2,482,308	17.2%	11.6%
Novartis Bioventures Ltd.(3)	2,461,037	17.0%	11.5%
Novo A/S(4)	1,785,408	12.4%	8.3%
Entities associated with Lightstone Ventures, L.P.(5)	1,190,272	8.2%	5.5%
Entities associated with RA Capital Management, LLC(6)	1,190,270	8.2%	5.5%
Named Executive Officer, Other Executive Officers and Directors:
Douglas A. Treco, Ph.D.(7)	290,477	2.0%	1.3%
David C. Lubner	—	*	*
Simon Read, Ph.D.	—	*	*
Ramin Farzaneh-Far, M.D.	—	*	*
Peter Tuxen Bisgaard	—	*	*
Robert Heft, Ph.D.	—	*	*
Jason Lettmann(2)(5)	3,672,580	25.4	17.1
Edward T. Mathers(8)	—	*	*
Timothy R. Pearson	—	*	*
Rajeev Shah	—	*	*
All executive officers and directors as a group (10 persons)(2)(5)(7)	3,963,397	27.4%	18.4%

*
Less than 1%

(1)
Consists of (i) 80,223 shares of common stock issuable upon the net exercise of warrants held by New Enterprise Associates 13, L.P., or NEA 13; (ii) 3,563 shares of common stock issuable upon conversion of Series A Preferred Stock held by NEA Ventures 2009, L.P., or NEA Ventures 2009; (iii) 1,778,227 shares of common stock issuable upon conversion of Series A Preferred Stock held by NEA 13; (iv) 669,951 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by NEA 13; and (v) 623,210 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by NEA 13. The shares directly held by NEA 13 are indirectly held by NEA Partners 13, L.P., or NEA Partners 13, the sole general partner of NEA 13. NEA 13 GP, LTD, or NEA 13 LTD is the sole general partner of NEA Partners 13. The individual Directors, or the Directors, of NEA 13 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Patrick J. Kerins, Krishna Kolluri, David M. Mott, Scott D. Sandell, Ravi Viswanathan and Harry R. Weller. The Directors share voting and dispositive power with regard to shares held directly by NEA 13. The shares directly held by NEA Ventures 2009 are indirectly held by Karen P. Welsh, the general partner of NEA Ventures 2009. Karen P. Welsh holds voting and dispositive power over the shares held by NEA Ventures 2009. The address of NEA 13 and NEA Ventures 2009 is 1954 Greenspring Drive, Suite 600, Timonium, MD 21903.

(2)
Consists of (i) 17,142 shares of common stock by Morgenthaler Venture Partners IX, L.P. (ii) 62,679 shares of common stock warrants issuable upon the net exercise of held by Morgenthaler Venture Partners IX, L.P.; (iii) 1,392,130 shares of common stock issuable upon conversion of Series A Preferred Stock held by Morgenthaler Venture Partners IX, L.P.; (iv) 523,438 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by Morgenthaler Venture Partners IX, L.P and (v) 486,919 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by Morgenthaler Venture Partners IX, L.P. Morgenthaler Management Partners IX, LLC, or Morgenthaler Advisors IX, LLC, the general partner of Morgenthaler Venture Partners IX, L.P., may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr., Ralph E. Christoffersen, Jason Lettmann, Gary R. Little, Rebecca Lynn, Gary J. Morgenthaler, Robert D. Pavey and Henry Plain, the managing members of Morgenthaler Advisors IX, LLC, may be deemed to have shared power to vote these shares. Each of these individuals disclaims beneficial ownership of such shares except to the extent of such individual's pecuniary interest therein. The address of Morgenthaler Venture Partners IX, L.P. is 3200 Alpine Road Portola Valley, CA 94028.

(3)
Consists of (i) 62,575 shares of common stock issuable upon the net exercise of warrants held by Novartis International Pharmaceutical Investment Ltd., an affiliate of Novartis Bioventures Ltd.; (ii) 1,389,797 shares of common stock issuable upon conversion of Series A Preferred Stock held by Novartis Bioventures Ltd. (iii) 522,561 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by Novartis Bioventures Ltd.; and (iv) 486,104 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by Novartis Bioventures Ltd. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such securities. None of the members of its board of directors has individual voting or investment power with respect to such securities and each disclaims beneficial ownership of such securities. Dr. Markus Goebel, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. Dr. Goebel disclaims beneficial ownership of the securities held by Novartis Bioventures Ltd., except to the extent of his pecuniary interest arising as a result of his employment by such affiliate of Novartis Bioventures Ltd. Novartis Bioventures Ltd. is an indirectly owned subsidiary of Novartis AG. The address for Novartis Bioventures Ltd is P.O. Box HM 2899, Hamilton HM LX Bermuda.

(4)
Consists of (i) 924,970 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by Novo A/S and (ii) 860,438 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by Novo A/S. The board of directors of Novo consists of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, who have shared investment and voting control with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo board of directors. No individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Peter Tuxen Bisgaard, one of our directors, is employed as a partner of Novo Ventures (US) Inc., a consultant to Novo, and is not deemed to beneficially own the shares held by Novo. The address for Novo is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(5)
Consists of (i) 542,702 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by Lightstone Ventures, L.P.; (ii) 73,945 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by Lightstone Ventures (A), L.P.; (iii) 504,839 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by Lightstone Ventures, L.P.; and (iv) 68,786 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by Lightstone Ventures (A), L.P. LSV Associates, LLC, or LSV GP, is the General Partner of Lightstone Ventures, L.P. and Lightstone Ventures (A), L.P. (collectively, "LSV") and exercises voting and dispositive authority over the shares held by LSV. Voting and dispositive decisions of LSV GP are made collectively by Michael A. Carusi, Jean George, Ralph E. Christoffersen, Henry A. Plain, Jr. and Jason Lettmann, a member of our board of directors (collectively, the "LSV Managing Directors"). LSV GP and the LSV Managing Directors disclaim beneficial ownership of the shares held by LSV except to the extent of their pecuniary interest therein. The address for the entities is 500 Boylston Street, Suite 1380, Boston, Massachusetts 02116.

(6)
Consists of (i) 507,500 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by RA Capital Healthcare Fund, L.P.; (ii) 109,146 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held by Blackwell Partners LLC—Series A; (iii) 472,093 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by RA Capital Healthcare Fund, L.P. and (iv) 101,531 shares of common stock issuable upon conversion of Series B-2 Preferred Stock held by Blackwell Partners LLC—Series A. Peter Kolchinsky, as member of RA Capital Management, LLC, which is the general partner of RA Capital Healthcare Fund, L.P. and the investment advisor of Blackwell Partners, LLC—Series A, has voting and investment power over the shares held by Blackwell Partners, LLC—Series A and RA Capital Healthcare Fund, L.P. RA Capital Management, LLC and Mr. Kolchinsky may be deemed to have shared voting and dispositive power over the shares directly owned by RA Capital Healthcare Fund, L.P. and Blackwell Partners, LLC—Series A. Mr. Kolchinsky disclaims beneficial ownership over all shares held by Blackwell Partners, LLC—Series A and RA Capital Healthcare Fund, LP, except to the extent of any pecuniary interest in such shares. The notice address for RA Capital Healthcare Fund, L.P. is 20 Park Plaza, Suite 1200, Boston, MA 02116. The notice address for Blackwell Partners, LLC—Series A is 280 S. Mangum Street, Suite 210, Durham, NC 27701.

(7)
Consists of (i) 204,292 shares of common stock; and (ii) 86,185 shares of common stock underlying options exercisable within 60 days of September 30, 2016.

(8)
Mr. Mathers is a partner of New Enterprise Associates, Inc. Mr. Mathers does not have voting or dispositive power over any of the shares directly held by NEA 13 or NEA Ventures 2009 referenced in footnote (1) above. Mr. Mathers's business address is 5425 Wisconsin Ave, Suite 800, Chevy Chase, MD 20815.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective upon the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

        Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

        As of September 30, 2016, 594,044 shares of our common stock, 34,440,565 shares of Series A preferred stock, 31,564,630 shares of Series B-1 preferred stock and 29,362,452 shares of Series B-2 preferred stock were outstanding and held by 44 stockholders of record. This amount does not take into account (i) the conversion of all outstanding shares of our preferred stock into common stock or (ii) the net exercise, in accordance with their terms, of outstanding warrants to purchase 222,775 shares of common stock into 221,573 shares of common stock, which in each case will occur upon the closing of this offering.

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

        Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

        Upon the completion of this offering, the holders of 13,852,369 shares of our common stock, including those issuable upon (i) the conversion of preferred stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us, holders of our preferred stock. The investors' rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

        Beginning 180 days after the effective date of this registration statement, the holders of                shares of our common stock, including those issuable upon (i) the conversion of preferred stock and (ii) the net exercise, in accordance with their terms, of outstanding warrants, in each case upon closing of this offering, are entitled to demand registration rights. Under the terms of the investor rights agreement, we will be required, upon the written request of majority in interest of these holders of these securities that would result in an aggregate offering price of at least $10.0 million, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only three registrations pursuant to this provision of the investor rights agreement.

Short-Form Registration Rights

        Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of majority in interest of these holders to sell registrable securities at an aggregate price of at least $1.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investor rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

        Pursuant to the investor rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

        Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

        The demand registration rights and short form registration rights granted under the investor rights agreement will terminate on the fifth anniversary of the completion of this offering.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

        Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

        Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

        Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

        Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

        Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

        Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

        Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

        Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Section 203 of the Delaware General Corporation Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ Global Market Listing

        Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol "RARX."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of September 30, 2016, upon the completion of this offering, 21,488,780 shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

        In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares then outstanding, which will equal approximately 214,888 shares immediately after this offering, assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of September 30, 2016; or

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

        However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

        All of our directors, executive officers and stockholders have signed a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section entitled "Underwriting" appearing elsewhere in this prospectus for more information.

Registration Rights

        Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled "Description of Capital Stock—Registration Rights" appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of September 30, 2016, we estimate that such registration statement on Form S-8 will cover 3,970,607 shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  •
  a non-resident alien individual;

  •
  a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes or;

  •
  a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

        This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

        This discussion does not address all aspects of U.S. federal income that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of any U.S. federal tax other than the income tax, U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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  insurance companies;

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  tax-exempt or governmental organizations;

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  financial institutions;

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  brokers or dealers in securities;

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  regulated investment companies;

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  pension plans;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  "qualified foreign pension funds," or entities wholly owned by a "qualified foreign pension fund";

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  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

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  persons that have a functional currency other than the U.S. dollar;

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  persons deemed to sell our common stock under the constructive sale provisions of the Code;

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  persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

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  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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  persons for whom our stock constitutes "qualified small business stock" within the meaning of Section 1202 of the Code; and

  •
  certain U.S. expatriates.

        This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

        Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on sale, exchange or other disposition of our common stock." Any such distributions will also be subject to the discussion below under the section titled "Withholding and Information Reporting Requirements—FATCA."

        Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

        Subject to the discussion below under "Withholding and Information Reporting Requirements—FATCA," a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder's sale or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation," unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may generally withhold 15% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

        The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated October 25, 2016, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Jefferies LLC and BMO Capital Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	2,608,217
Jefferies LLC	2,255,753
BMO Capital Markets Corp.	1,762,307
SunTrust Robinson Humphrey, Inc.	422,953

Total	7,049,230

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase, in approximately the same proportion as set forth in the table above, up to 1,057,385 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover of this prospectus and to selling group members at that price less a selling concession of $0.546 per share. The underwriters may allow a discount of $0.182 per share on sales to other broker-dealers. After the initial public offering the representatives may change the public offering price and concession and discount to other broker-dealers.

        The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$0.91	$0.91	$6,414,799	$7,377,020

        We estimate that our out-of-pocket expenses for this offering (not including any underwriting discounts and commissions) will be approximately $1.7 million. We have agreed to reimburse the underwriters for expenses of approximately $50,000 related to the clearance of this offering with the Financial Industry Regulatory Authority.

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse (USA) LLC, Jefferies LLC and BMO Capital Markets Corp. for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply in certain circumstances, including grants of employee stock options pursuant to our existing plans or issuances pursuant to the exercise of such employee options.

        Our officers and directors and other stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply in certain circumstances, including: (i) transfers as a bona fide gift or gifts or for bona fide estate planning purposes; (ii) transfers to a trust or limited family partnership for the direct or indirect benefit of the securityholder or the immediate family of the securityholder; (iii) transfers by will, other testamentary document or intestate succession; (iv) transfers pursuant to a court order in respect of, or by operation of law, as a result of a divorce; (v) transfers to us in connection with the exercise, including any "net" exercise, of any options or warrants or the conversion of any convertible security in accordance with its terms, provided that any securities issued upon such exercise or conversion will be subject to the lock-up restrictions and no filing or public announcement under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or is voluntarily made in connection with such transfer, exercise, or conversion, other than a filing on a Form 5 made after the expiration of the lock-up period or, in the case of a "net" exercise, a filing on a Form 4 that reports such "net" exercise under the transaction code "F"); (vi) transfers to wholly-owned and controlled limited liability company or partnership; (vii) with respect to a securityholder that is a trust, transfers to any beneficiary or the estate of any such beneficiary; (viii) transfers or distributions to members, limited partners, stockholders or affiliates of, or any investment fund or other entity that controls or manages, the securityholder; (ix) transfers or distributions in connection with a merger or sale of all or substantially all of our voting securities or assets; (x) the entering into of a written trading plan pursuant to Rule 10b5-1 of the Exchange Act during the lock-up period, provided that no sales of the securities are made pursuant to such plan, and no public disclosures are made regarding such plan, prior to the expiration of the lock-up period; and (xi) securities purchased in the open market or in this offering so long as no filing or public announcement by any party under Section 16 of the Exchange Act is required or will be voluntarily made, other than a filing on a Form 5 made after the expiration of the lock-up period.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock has been approved for listing on The NASDAQ Global Market under the symbol "RARX."

        Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that shares of our common stock will trade in the public market at or above the initial public offering price.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

        Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Selling Restrictions

Notice to Prospective Investors in Australia

        This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

  1.
  You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the Company under Section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

  To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

  2.
  You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Canadian Residents

Resale Restrictions

        The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

        By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions,

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

  •
  to any legal entity that is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our common stock shall require the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Hong Kong

        No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong ("CO") or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

        This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

        The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the prospectus will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the securities will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in the United Kingdom

        Each underwriter:

  •
  has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) in connection with the sale or issue of common stock in circumstances in which section 21 of the FSMA does not apply to such underwriter; and

  •
  has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from, or otherwise involving the United Kingdom.

        This prospectus is directed solely at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of the FSMA (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with relevant persons only.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

        The consolidated financial statements as of December 31, 2014 and 2015 and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to our ability to continue as a going concern). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File Number 333-213917) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at www.rapharma.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

RA PHARMACEUTICALS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014, December 31, 2015 and June 30, 2016 (unaudited) and June 30, 2016 Pro Forma (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2014, December 31, 2015 and for the six months ended June 30, 2015 (unaudited) and June 30, 2016 (unaudited)	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit for the years ended December 31, 2014, December 31, 2015 and June 30, 2016 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2014, December 31, 2015 and for the six months ended June 30, 2015 (unaudited) and June 30, 2016 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ra Pharmaceuticals, Inc.
Cambridge, Massachusetts

        We have audited the accompanying consolidated balance sheets of Ra Pharmaceuticals, Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations, cash used in operations, and accumulated stockholders' deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
August 17, 2016 (October 14, 2016 as to effects of the reverse stock split discussed in Note 2)

RA PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		June 30, 2016
	2014	2015	Actual	Pro Forma
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,039	$19,386	$40,246	$40,246
Accounts receivable	70	6	7	7
Prepaid expenses and other current assets	338	794	1,212	1,212

Total current assets	4,447	20,186	41,465	41,465
Property and equipment, net	2,163	2,143	5,968	5,968
Intangible assets, net	393	327	295	295
Goodwill	183	183	183	183
Restricted cash	129	1,463	1,334	1,334
Other non-current assets	—	40	67	—

Total assets	$7,315	$24,342	$49,312	$49,245

Liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$563	$1,319	$3,037	$3,037
Accrued expenses	444	1,274	3,319	3,319
Deferred rent	17	104	134	134
Deferred revenue	1,781	1,621	—	—
Preferred stock tranche rights	—	2,620	—	—

Total current liabilities	2,805	6,938	6,490	6,490

Non-current liabilities:
Deferred rent, net of current portion	180	610	3,008	3,008
Deferred tax liabilities	96	77	77	77
Deferred revenue, net of current portion	964	241	—	—

Total liabilities	4,045	7,866	9,575	9,575
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value, 34,440,565 shares authorized, issued, and outstanding at December 31, 2014 and 2015, and June 30, 2016 (unaudited); no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $27,613 at December 31, 2014 and 2015, and June 30, 2016 (unaudited) and none pro forma (unaudited)	28,984	27,311	27,311	—
Series B-1 redeemable convertible preferred stock, $0.001 par value, 0, 31,564,630 and 31,564,630 shares authorized, issued, and outstanding at December 31, 2014 and 2015, and June 30, 2016 (unaudited); no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $0 and, $29,250, $29,250 at December 31, 2014 and 2015, and June 30, 2016 (unaudited) and none pro forma (unaudited)	—	26,364	26,364	—
Series B-2 redeemable convertible preferred stock, $0.001 par value, 0, 29,362,452 and 29,362,452 shares authorized at December 31, 2014 and 2015, and June 30, 2016 (unaudited); 0, 0 and 29,362,452 shares issued and outstanding at December 31, 2014 and 2015, and June 30, 2016 (unaudited); no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $0, $0 and $29,250 at December 31, 2014 and 2015, and June 30, 2016 (unaudited) and none pro forma (unaudited)	—	—	32,809	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value, 42,000,000 shares authorized at December 31, 2014 and 125,000,000 shares authorized at December 31, 2015, and June 30, 2016 (unaudited) and pro forma (unaudited); 473,754, 536,690 and 554,759 shares issued and outstanding at December 31, 2014 and 2015, and June 30, 2016 (unaudited); 14,400,265 shares issued and outstanding pro forma (unaudited)	—	1	1	14
Additional paid-in capital	243	2,700	3,014	89,418
Accumulated deficit	(25,957)	(39,900)	(49,762)	(49,762)

Total stockholders' (deficit) equity	(25,714)	(37,199)	(46,747)	39,670

Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$7,315	$24,342	$49,312	$49,245

See accompanying notes to these consolidated financial statements.

RA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Revenue	$4,830	$4,094	$2,177	$4,928
Operating expenses:
Research & development	10,016	15,217	6,566	11,462
General & administrative	1,924	2,233	1,010	2,376

Total operating expenses	11,940	17,450	7,576	13,838

Loss from operations	(7,110)	(13,356)	(5,399)	(8,910)
Other income (expense):
Interest expense with shareholders	—	(159)	(145)	—
Loss on debt extinguishment	—	(602)	—	—
Other income (expense), net	1,607	155	96	(952)

Total other income (expense), net	1,607	(606)	(49)	(952)

Loss from operations before benefit from income taxes	(5,503)	(13,962)	(5,448)	(9,862)

Benefit from income taxes	27	19	—	—

Net loss	$(5,476)	$(13,943)	$(5,448)	$(9,862)

Reconciliation of net loss to net loss attributable to common shareholders:
Net loss	$(5,476)	$(13,943)	$(5,448)	$(9,862)
Gain on extinguishment of redeemable convertible preferred shares	—	1,673	—	—

Net loss attributable to common shareholders	$(5,476)	$(12,270)	$(5,448)	$(9,862)

Net loss per share attributable to common stockholders—basic and diluted	$(12.46)	$(24.68)	$(11.29)	$(18.32)

Weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted	439,597	497,073	482,502	538,310

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(1.39)		$(0.85)

Pro forma weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted (unaudited)		7,720,519		10,504,917

See accompanying notes to these consolidated financial statements

RA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(in thousands, except share and per share data)

	Series A Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series B-2 Redeemable Convertible Preferred Stock
							Common Stock
											Accumulated Other Comprehensive Income (Loss)
								$0.001 Par Value	Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares

Balance at January 1, 2014	23,664,282	$16,923	—	$—	—	$—	414,184	$—	$142	$(20,481)	$(17)	$(20,356)
Sale of Series A Convertible Preferred Stock at $0.80176 per share, net of issuance costs of $9	10,776,283	12,061	—	—	—	—	—	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	88	—	—	88
Exercise of common stock options	—	—	—	—	—	—	59,570	—	13	—	—	13
Amounts reclassified from accumulated other comprehensive loss	—	—	—	—	—	—	—	—	—	—	17	17
Net loss	—	—	—	—	—	—	—	—	—	(5,476)	—	(5,476)

Balance at December 31, 2014	34,440,565	$28,984	—	$—	—	$—	473,754	$—	$243	$(25,957)	$—	$(25,714)
Sale of Series B-1 Convertible Preferred Stock at $0.92667 per share, net of $2,694 discount associated with preferred stock tranche rights, issuance costs of $193 and the conversion of convertible notes into Series B-1 Convertible Preferred Stock.	—	—	31,564,630	26,364	—	—	—	—	—		—	—
Extinguishment of Series A Convertible Preferred Stock	—	(1,673)	—	—	—	—	—	—	1,673	—	—	1,673
Issuance of common stock warrants	—	—	—	—	—	—	—	—	548	—	—	548
Exercise of common stock warrants	—	—	—	—	—	—	11,428	—	1	—	—	1
Stock based compensation expense	—	—	—	—	—	—	—	—	152	—	—	152
Exercise of common stock options	—	—	—	—	—	—	51,508	1	83	—	—	84
Net loss	—	—	—	—	—	—	—	—		(13,943)	—	(13,943)

Balance at December 31, 2015	34,440,565	$27,311	31,564,630	$26,364	—	$—	536,690	$1	$2,700	$(39,900)	$—	$(37,199)
Sale of Series B-2 Convertible Preferred Stock at $0.99617 per share, net of issuance costs of $21 (unaudited)	—	—	—	—	29,362,452	32,809	—	—	—	—	—	—
Stock based compensation expense (unaudited)	—	—	—	—	—	—	—	—	271	—	—	271
Exercise of common stock options (unaudited)	—	—	—	—	—	—	18,069	—	43	—	—	43
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(9,862)	—	(9,862)

Balance at June 30, 2016 (unaudited)	34,440,565	$27,311	31,564,630	$26,364	29,362,452	$32,809	554,759	$1	$3,014	$(49,762)	$—	$(46,747)

See accompanying notes to these consolidated financial statements

RA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(5,476)	$(13,943)	$(5,448)	$(9,862)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	714	897	396	669
Accretion of discount and debt issuance costs of convertible notes with shareholders	—	50	45	—
Non-cash interest expense with shareholders	—	109	99	—
Loss on debt extinguishment with shareholders	—	602	—	—
Stock-based compensation	88	152	91	271
Change in fair value of preferred stock tranche rights	(1,635)	(74)	—	960
Change in fair value of derivative liability	—	(98)	(98)	—
Other non-cash operating activities	34	3	—	19
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(149)	(456)	(272)	(418)
Accounts receivable	(30)	64	(11)	(1)
Other non-current assets	—	(40)	—	(27)
Accounts payable and accrued expenses	525	1,102	525	2,499
Deferred rent and other non current liabilities	(93)	498	(71)	2,428
Deferred revenue	(1,529)	(883)	(513)	(1,862)

Net cash used in operating activities	(7,551)	(12,017)	(5,257)	(5,324)

Cash flows from investing activities:
Purchase of property and equipment	(834)	(331)	(22)	(3,221)
Proceeds from sale of property and equipment	9	1	—	4
(Increase) decrease in restricted cash	—	(1,334)	—	129

Net cash used in investing activities	(825)	(1,664)	(22)	(3,088)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	8,640	24,142	—	29,250
Payment of preferred stock issuance costs	(9)	(193)	(102)	(21)
Proceeds from issuance of convertible notes with shareholders	—	5,000	5,000	—
Payment of debt issuance costs	—	(6)	(5)	—
Proceeds from exercise of common stock warrants	—	1	1	—
Proceeds from exercise of stock options	13	84	—	43

Net cash provided by financing activities	8,644	29,028	4,894	29,272

Net increase (decrease) in cash and cash equivalents	268	15,347	(385)	20,860
Cash and cash equivalents, beginning of period	3,771	4,039	4,039	19,386

Cash and cash equivalents, end of period	$4,039	$19,386	$3,654	$40,246

Supplemental disclosure of noncash investing and financing activity:
Reclassification of Series A tranche right liability to the balance of Series A redeemable convertible preferred stock	$3,430	$—	$—	$—

Reclassification of Series B-2 tranche right liability to the balance of Series B-2 redeemable convertible preferred stock	$—	$—	$—	$3,580

Gain on extinguishment of Series A redeemable convertible preferred stock	$—	$1,673	$—	$—

Conversion of convertible notes with shareholders into Series B-1 redeemable convertible preferred stock	$—	$5,109	$—	$—

Changes in accounts payable and accrued expenses related to fixed asset additions	$—	$484	$—	$1,264

See accompanying notes to these consolidated financial statements.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

1. Organization and Operations

  The Company

        Ra Pharmaceuticals, Inc. (the "Company") is a clinical-stage biopharmaceutical company using its proprietary peptide chemistry platform to create novel therapeutics to treat life-threatening diseases that are caused by excessive or uncontrolled activation of the complement system, an essential component of the body's innate immune system. The Company's lead product candidate, RA101495, is being developed as a convenient self-administered subcutaneous, or SC, injection, which is an injection into the tissue under the skin for the treatment of paroxysmal nocturnal hemoglobinuria, or PNH, a rare, chronic, life-threatening, blood disorder where red blood cells are mistakenly attacked and destroyed by the complement system. The Company is also developing RA101495, administered SC, to treat other debilitating complement-mediated diseases such as myasthenia gravis, or MG, and lupus nephritis, or LN. The Company is also pursuing discovery and preclinical programs targeting selective inhibition of other uncontrolled complement pathway factors to treat a variety of ophthalmologic, renal and inflammatory diseases. In addition to its focus on developing novel therapeutics to treat complement-mediated diseases, the Company has a collaboration with Merck & Co., Inc., or Merck, for a non-complement cardiovascular target.

        The Company was incorporated in Delaware on June 27, 2008 and is located in Cambridge, Massachusetts. During 2011, the Company acquired Cosmix Verwaltungs GmbH ("Cosmix"), organized in Germany. The consolidated financial statements include the assets and liabilities and operating results of the Company and its wholly-owned subsidiary, Cosmix. In January 2016, the Company formed a wholly-owned subsidiary organized in the United Kingdom ("UK"), Ra Europe Limited for the purpose of conducting clinical trials in Europe and the UK. Since inception, the Company has devoted substantially all of its efforts to research and development, business planning, acquiring operating assets, seeking protection for its technology and product candidates, and raising capital.

        Since inception, the Company has incurred net losses and negative cash flows from operations, and has an accumulated deficit of $39.9 million and $49.8 million as of December 31, 2015 and June 30, 2016, respectively. The Company has financed its operations to date from preferred stock and convertible debt financings and funding from its collaboration and license agreement (the "Merck Agreement") with Merck.

  Liquidity and Going Concern

        The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company believes that its existing cash and cash equivalents of $19.4 million as of December 31, 2015, as well as net proceeds of $29.2 million received in connection with the Series B-2 Preferred Stock issued in June 2016 (Note 9) and $3.0 million received in connection with the achievement of a milestone from the Merck Agreement in June 2016 (Note 11), offset by cash used for continued capital expenditures and operating expenses, will be sufficient to allow the Company to fund its current operating plan through the first half of 2017. There can be no assurance, however, that the current operating plan will be achieved in the timeframe anticipated by the Company, or that its cash resources will fund the Company's operating plan for the period

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

1. Organization and Operations (Continued)

anticipated by the Company, or that additional funding will be available on terms acceptable to the Company, or at all.

        The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully commercialize any of its product candidates, it will be unable to generate recurring product revenue or achieve profitability. Management's plans in order to meet its short-term and longer term operating cash flow requirements include obtaining additional funding from a planned initial public offering ("IPO") of its common stock.

        The uncertainties associated with the Company's ability to (1) obtain additional debt or equity financing on terms that are favorable to the Company, (2) enter into collaborative agreements with strategic partners, and (3) succeed in its future operations, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue its operations. If the Company is not able to obtain the required funding in the near future, through an IPO or other means, or is not able to obtain funding on terms that are favorable to the Company, it will have a material adverse effect on its operations and strategic development plan for future growth. If the Company cannot successfully raise additional funding and implement its strategic development plan, then its liquidity, financial condition and business prospects will be materially and adversely affected, and the Company may have to cease operations.

2. Summary of Significant Accounting Policies

  Basis of Presentation and Use of Estimates

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company's management evaluates its estimates related to, but not limited to, estimates related to convertible notes ("Convertible Notes"), bifurcated features embedded in the Convertible Notes, preferred stock tranche rights, stock-based compensation expense, clinical and pre-clinical trial accruals, and reported amounts of revenues and expenses during the period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The Company utilizes significant estimates and assumptions in determining the fair value of its common stock ("Common Stock"). The Company utilized various valuation methodologies in accordance with the framework of the 2004 and 2013 American Institute of Certified Public Accountants Technical Practice Aids, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its Common Stock. Each valuation methodology includes estimates and assumptions that require the Company's judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company's Common Stock at the time and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company. Significant changes to the key assumptions used in the valuations could result in different fair values of Common Stock at each valuation date and materially affect the financial statements.

        All intercompany accounts and transactions with consolidated subsidiaries have been eliminated in the periods presented.

        The Company's Board of Directors and stockholders approved a one-for-7 reverse stock split of the Company's common stock that became effective on October 14, 2016. All share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split.

  Unaudited Interim Financial Information

        The accompanying balance sheet as of June 30, 2016, the statements of operations and cash flows for the six months ended June 30, 2015 and 2016, and the statement of convertible preferred stock and stockholders' deficit for the six months ended June 30, 2016 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company's financial position as of June 30, 2016 and the results of its operations and its cash flows for the six months ended June 30, 2015 and 2016. The financial data and other information disclosed in these notes related to the six months ended June 30, 2015 and 2016 are unaudited. The results for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the year ending December 31, 2016, any other interim periods, or any future year or period.

  Unaudited Pro Forma Financial Information

        On August 16, 2016, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of its Common Stock to the public. Upon the closing of a qualified (as defined in the Company's Articles of Incorporation) initial public offering ("IPO") or otherwise upon the election of the holders of the specified percentage of preferred stock, the outstanding redeemable convertible preferred stock will automatically convert into Common Stock. The unaudited consolidated pro forma balance sheet as of June 30, 2016 reflects the assumed conversion of all of the outstanding shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock"), Series B-1

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Redeemable Convertible Preferred Stock ("Series B-1 Preferred Stock") and Series B-2 Redeemable Convertible Preferred Stock ("Series B-2 Preferred Stock") (collectively "Preferred Stock") into shares of Common Stock and the net exercise of all outstanding warrants.

        Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all Preferred Stock and Convertible Notes and associated accrued interest into shares of Common Stock and the net exercise of all outstanding warrants as if such conversion and exercise had occurred at the beginning of the period presented, or the date of original issuance, if later, and excludes the interest expense, accretion of discounts, loss on debt extinguishment and change in fair value of the derivative liability related to the Convertible Notes. As the year ended December 31, 2015 and six months ended June 30, 2016 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share attributable to common stockholders.

        As noted above, the unaudited pro forma information reflects the automatic conversion, at the closing of an IPO of the Company's Preferred Stock into shares of Common Stock. The conversion of Preferred Stock has been reflected assuming shares of Series B-2 Preferred Stock, Series B-1 Preferred Stock and Series A Preferred Stock convert into shares of fully paid Common Stock at the applicable conversion ratios. The unaudited pro forma information also assumes the extinguishment of any liability related to the Series B-2 Preferred Stock ("Series B-2 Preferred Stock") tranche rights ("Preferred Stock Tranche Rights") upon the closing of an IPO of the Company's Common Stock for any periods presented in which the Preferred Stock Tranche Rights were outstanding. The Preferred Stock Tranche Rights were exercised and Series B-2 Preferred Stock issued in June 2016. See Note 9 for further discussion of the Preferred Stock conversion features, as well as a discussion of the rights and preferences of the Preferred Stock. The unaudited pro forma information also reflects the net exercise of all outstanding warrants for any periods presented in which these warrants were outstanding.

  Segment Information

        Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company operates and manages its business in one operating segment, which is the business of developing peptide-based drugs for a variety of therapeutic uses.

  Foreign Currency Remeasurement

        The functional currency of the Company's wholly-owned subsidiaries, Cosmix, (based in Germany) and Ra Europe Limited (based in the UK), is the United States Dollar. Accordingly, historical exchange rates are used to remeasure nonmonetary assets and liabilities and current exchange rates are used to remeasure monetary assets and liabilities at each reporting date. For transactions not denominated in the United States Dollar, net sales, costs and expenses are recorded at exchange rates that approximate the rates in effect on the transaction date. Transaction gains and losses generated from the remeasurement of monetary assets and liabilities denominated in currencies other than the

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

functional currency of the subsidiary are included in "other income (expense)" in the consolidated statements of operations.

  Cash Equivalents

        Cash equivalents consist primarily of money market funds and are reported at fair value. The Company considers all highly liquid investment instruments with a maturity when purchased of three months or less to be cash equivalents.

  Fair Value

        The Company's financial instruments consist of cash equivalents, billed and unbilled accounts receivable, accounts payable, accrued expenses, Preferred Stock Tranche Rights, Convertible Notes and features embedded in the Convertible Notes (Note 7). The carrying amount of billed and unbilled accounts receivable, accounts payable and accrued expenses are considered a reasonable estimate of their fair value, due to the short-term duration of these instruments.

        The Company is required to disclose information regarding all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurement and Disclosures ("ASC 820"), established a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the best information available in the circumstances.

        The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

  •
  Level 1—Quoted prices in active markets that are accessible at the market date for identical unrestricted assets or liabilities.

  •
  Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        Financial instruments measured at fair value on a recurring basis include cash equivalents, Preferred Stock Tranche Rights and bifurcated features embedded in the Convertible Notes (Note 7). The fair value of Preferred Stock Tranche Rights and bifurcated features embedded in the Convertible Notes were determined based on Level 3 inputs as described in Note 3 and Note 7. An entity may elect to measure many financial instruments and certain other items at fair value at specified election dates. The Company did not elect to measure any additional financial instruments or other items at fair value.

        There have been no changes to the valuation methods utilized by the Company during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016. The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016.

  Concentrations of Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of money market funds. The Company places these investments in highly rated financial institutions, and, by policy, limits the amounts of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts, and does not believe it is exposed to any significant credit risk on these funds.

        During the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, the Company had one counterparty account for all of the Company's revenue and billed and unbilled receivables. There was no allowance for doubtful accounts in any periods presented.

  Accounts Receivable

        Accounts receivable as of December 31, 2014 and 2015, and as of June 30, 2016, represent amounts due from Merck under the terms of the Merck Agreement (Note 11). Reimbursable out-of-pocket expenses directly associated with the Company's research and development activities under the Merck Agreement that have been accrued at the end of the reporting period are not billed to Merck until third party invoices have been received. Unbilled accounts receivable were $48,000, $0 and $0 as of December 31, 2014 and 2015, and as of June 30, 2016, respectively, and are recorded as a component of prepaid expenses and other current assets on the accompanying consolidated balance sheets.

  Prepaid Expenses

        Prepaid expenses are valued at cost, and written down to net realizable value, when applicable.

  Property and Equipment

        Property and equipment is stated at cost, less accumulated depreciation. Major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

respective assets, are charged to operations as incurred. Depreciation is recorded using the straight line method over the estimated useful lives of the respective assets, which are as follows:

Asset	Estimated useful life
Computer equipment and software	3 years
Furniture, fixtures, and other	5 years
Laboratory equipment	5 years
Leasehold improvements	Shorter of useful life or term of lease

  Deferred Public Offering Costs

        Deferred public offering costs, which primarily consist of consulting fees relating to the IPO, are capitalized within other non-current assets. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event that the offering is terminated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statement of operations. The Company has incurred $40,000 and $0.1 million in IPO costs as of December 31, 2015 and June 30, 2016, respectively, which are classified as a component of other non-current assets on the accompanying consolidated balance sheets.

  Deferred Financing Costs

        Deferred financing costs related to the issuance of Convertible Notes were amortized over the life of the related debt using the effective interest method. Unamortized deferred financing costs of $6,000 were recorded as a component of the loss upon extinguishment in the consolidated statement of operations when the Convertible Notes were settled in connection with the issuance of the Series B-1 Redeemable Convertible Preferred Stock ("Series B-1 Preferred Stock") in July 2015.

  Impairment of Long-lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows the assets are expected to generate and recognize an impairment loss equal to the excess of the carrying value over the fair value of the related asset. For the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, no impairments have been recorded.

  Goodwill and Other Intangible Assets

        Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized but is tested for impairment at least annually or more frequently when

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

events or circumstances occur that indicate that it is more likely than not that an impairment has occurred.

        In February 2011, the Company recorded goodwill of $0.2 million upon the acquisition of Cosmix. The Company's annual impairment testing date is December 31. The Company performed an assessment of the impairment of goodwill as of December 31, 2014 and 2015. In accordance with FASB ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment ("ASU 2011-08"), the Company assessed qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount which includes goodwill. There has been no impairment of goodwill for any periods presented.

        Other intangible assets acquired in a business combination were recognized at fair value using generally accepted valuation methods appropriate for the type of intangible asset and reported separately from goodwill. Intangible assets with definite lives are amortized over the estimated useful lives and are tested for impairment when events or circumstances occur that indicate that it is more likely than not that an impairment has occurred. The Company tests other intangible assets with definite lives for impairment by comparing the carrying amount to the sum of the net undiscounted cash flows expected to be generated by the asset whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount of the asset exceeds its net undiscounted cash flows, then an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value. There has been no impairment of other intangible assets for any periods presented.

  Operating Leases

        The Company leases office facilities under various non-cancelable operating lease agreements. Certain lease agreements contain free or escalating rent payment provisions. The Company recognizes rent expense under such leases on a straight-line basis over the term of the lease with the difference between the expense and the payments recorded as deferred rent on the consolidated balance sheets. Any reimbursements by the landlord for tenant improvements are considered lease incentives, the balance of which is recorded as a lease incentive obligation within deferred rent on the consolidated balance sheets, and amortized over the life of the lease. Lease renewal periods are considered on a lease-by-lease basis in determining the lease term.

  Redeemable Convertible Preferred Stock

        The Company has classified convertible preferred stock as temporary equity in the consolidated balance sheets due to certain change in control clauses that are outside of the Company's control, including liquidation, sale, or transfer of control of the Company, as holders of the convertible preferred stock could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the convertible preferred stock to the redemption values as such liquidation events are not considered probable of occurrence. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only if and when it becomes probable that such a liquidation event will occur. Upon completion of a qualified IPO, as defined in the Company's certificate of incorporation, the convertible preferred stock will automatically convert to common stock.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

  Derivative Instruments

        Upon issuing financial instruments, the Company assesses whether the economic characteristics of embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contracts) and whether a separate, non-embedded instrument with the same terms as the embedded instruments would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value with any changes in fair value recorded in current period earnings. In connection with the issuance of the Convertible Notes in April 2015, the Company identified certain embedded features which required separation under FASB ASC Topic 815, Derivatives and Hedging ("ASC 815"). See Note 7 for further discussion of these features embedded in the Convertible Notes.

  Revenue Recognition

        In general, the Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the Company's price to the customer is fixed or determinable and collectability is reasonably assured.

        In April 2013, the Company has entered into a multi-target collaboration and license agreement with Merck Sharp & Dohme Corp. (Note 11), the Merck Agreement, to collaborate with Merck and use its proprietary drug discovery technology platform to identify certain peptides for targets nominated by Merck. The terms of this agreement contain multiple elements, including licenses and research and development services. Payments to the Company under this agreement include nonrefundable license fees, payments for research activities, payments based upon the achievement of certain milestones and royalties on any resulting net product sales. There are no performance, cancellation, termination or refund provisions in the arrangement that contain material financial consequences to the Company.

        In order to determine the accounting for such agreements, the Company identifies the deliverables included within the arrangement and evaluates which deliverables represent separate units of accounting based on whether certain criteria are met, including whether the delivered element has stand-alone value to the counterparty. The consideration received is then allocated among the separate units of accounting based on each unit's relative selling price. The identification of individual elements in a multiple-element arrangement and the estimation of the selling price of each element involve significant judgment, including consideration as to whether each delivered element has stand-alone value.

        Arrangement consideration allocated to license deliverables that represent separate units of accounting are recognized as revenue at the outset of the agreement assuming the general criteria for revenue recognition noted above have been met. Arrangement consideration allocated to license deliverables that do not represent separate units of accounting are deferred. Arrangement consideration allocated to research and development services that represent separate units of accounting are

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

recognized as the services are performed, assuming the general criteria for revenue recognition noted above have been met.

        The Merck Agreement includes contingent milestone payments related to specified preclinical and clinical development milestones and regulatory and commercialization/sales milestones. The Company generally considers non-refundable development, regulatory and commercialization/sales milestones that the Company expects to be achieved as a result of the Company's efforts during the period of the Company's performance obligations under the license and research agreements to be substantive and recognizes them as revenue upon the achievement of the milestone, assuming all other revenue recognition criteria are met. If such milestones are considered not to be substantive because the Company does not contribute effort to their achievement, the Company initially defers those milestone payments, allocates them to the units of accounting and recognizes them as revenue over the remaining term of those performance obligations. If no such performance obligation exists, milestone payments that are considered not to be substantive are generally recognized as revenue upon achievement, assuming all other revenue recognition criteria are met.

        The Company's license agreement includes a provision for the reimbursement of certain out-of-pocket expenses incurred in the performance of research and development services. The Company classifies reimbursements received for out-of-pocket expenses as revenue.

        Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the consolidated balance sheets.

  Research and Development Costs

        Costs incurred in the research and development of the Company's products are expensed to operations as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including salaries and benefits, facilities cost, overhead costs, contract services including services provided by contract research organizations, and other outside costs.

        Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed. If expectations change such that the Company does not expect it will need the goods to be delivered or the services to be rendered, capitalized non-refundable advance payments would be charged to expense.

        The Company bases its expense accruals related to research and development activities on estimates of the services received and efforts expended pursuant to the terms of its contractual arrangements. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on trial milestones. There may be instances in which payments made to vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts the accrual or prepaid expense accordingly.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

  Stock-Based Compensation

        The Company accounts for its stock-based compensation awards to employees and directors in accordance with FASB ASC Topic 718, Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their grant date fair values. For stock-based awards granted to employees, the Company allocates stock-based compensation expense on a straight-line basis based on the grant date fair value over the associated service period. Stock-based compensation is classified in the accompanying consolidated statements of operations in the department where the related services are provided. Stock-based awards to non-employees are recorded at their fair values, and are revalued at the end of each reporting period until the stock-based awards vest. Stock-based compensation expense related to non-employee stock-based awards is recognized over the related service period using an accelerated recognition model in accordance with the provisions of ASC 718 and FASB ASC Topic 505, Equity ("ASC 505").

        The Company estimates the fair value of its stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (a) the expected stock price volatility, (b) the expected term of the award, (c) the risk-free interest rate, (d) expected dividends and (e) the estimated fair value of its Common Stock on the measurement date. Due to the lack of a public market for the trading of its Common Stock and a lack of Company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the stock based awards. The Company computes historical volatility data using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. Due to the lack of Company specific historical option activity, the Company has estimated the expected term of its employee stock options using the "simplified" method, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term for nonemployee awards is the remaining contractual term of the option. The risk-free interest rates are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The Company has never paid, and does not expect to pay dividends in the foreseeable future. Refer to Note 2, "Basis of Presentation and Use of Estimates," for a discussion of the Company's estimated fair value of its Common Stock.

        The Company is also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from its estimates. The Company uses historical data to estimate forfeitures and records stock-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from the Company's estimates, the differences are recorded as a cumulative adjustment in the period the estimates were revised. Stock-based compensation expense recognized in the financial statements is based on awards

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

that are ultimately expected to vest. Stock-based compensation expense associated with performance-based stock options is recognized if the achievement of the performance condition is considered probable using management's best estimates. See Note 12 for further details.

  Income Taxes

        Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company records deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

        The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2014 and 2015, and June 30, 2016, the Company does not have any material uncertain tax positions. The Company's practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. See Note 15 for further details.

  Tax Incentives

        The Company recognizes tax incentives when there is reasonable assurance that the Company will comply with the conditions attached to the tax incentive agreement and the tax incentive will be received. The Company evaluates the conditions of each individual tax incentive as of each reporting period to ensure that the Company has reached reasonable assurance of meeting the conditions of each tax incentive agreement and that it is expected that the tax incentive will be received as a result of meeting the necessary conditions. When tax incentives are related to reimbursements for cost of revenues or operating expenses, the tax incentives are recognized as a reduction of the related expense in the consolidated statements of operations when the related expense has been incurred.

        The Company records tax incentive receivables in the consolidated balance sheets in prepaid expenses and other current assets or long-term tax incentive receivable, depending on when the amounts are expected to be received from the funding agency.

  Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for all periods presented.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

  Net Loss Per Share Attributable to Common Stockholders

        Basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for Common Stock equivalents. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the "two class method"). The Company's redeemable convertible preferred stock participates in any dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Diluted net loss per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of Common Stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share attributable to common stockholders' calculation, Preferred Stock, stock options, warrants and the Convertible Notes are considered to be Common Stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

  Recent Accounting Pronouncements

        In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 will replace existing revenue guidelines with a new model, in which revenue is recognized upon transfer of control over goods or services to a customer. In April 2015, the FASB proposed a deferral of the effective date of the new revenue recognition standard by one year, which would result in ASU 2014-09 becoming effective retrospectively for annual reporting periods beginning after December 15, 2017, and interim periods therein. At this time, the Company is currently evaluating the potential impact of ASU 2014-09 on its financial statements.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's ability to Continue as a Going Concern ("ASU 2014-15"), which provides guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU 2014-15 are effective for the annual reporting period ending after December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2014-15 on its financial statements.

        In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), which changes the presentation of debt issuance costs in financial statements. Under this authoritative guidance, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

Amortization of the costs is reported as interest expense. The new guidance was effective for the Company beginning January 1, 2016 and applied on a retrospective basis. The adoption of ASU 2015-03 did not have a material impact on the Company's financial statements.

        In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), which changes the classification of deferred taxes in financial statements. This update requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. The current requirement that deferred tax liabilities and assets of each jurisdiction of an entity be offset and presented as a single amount is not affected by the amendments in this update. The amendments in ASU 2015-17 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company does not expect ASU 2015-17 to have an impact on its financial statements.

        On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), which changes the presentation of assets and liabilities relating to leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and for interim periods therein. The Company has not yet assessed the impact of this new standard on its financial statements.

        In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718) ("ASU 2016-09"), which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company has not yet assessed the impact of this new standard on its financial statements.

  Subsequent Events

        The Company considers events or transactions that occur after the balance sheet date but prior to the date the financial statements are available to be issued for potential recognition or disclosure in the financial statements. The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2015 through August 17, 2016, and after the unaudited balance sheet date of June 30, 2016 through August 17, 2016, the dates the financial statements were originally available to be issued, and through October 14, 2016, the date on which the retroactively revised consolidated financial statements were reissued (as a result of the reverse stock split discussed above), to ensure that this filing includes appropriate disclosure of events recognized in the financial statements as of December 31, 2015 and June 30, 2016, and events which occurred subsequently but were not recognized in the financial statements. See Note 17 for further details concerning events subsequent to the balance sheet date.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

3. Fair Value Measurements

        Below is a summary of assets and liabilities measured at fair value as of December 31, 2014 and 2015, and June 30, 2016, (in thousands):

	As of December 31, 2014
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial Assets
Cash equivalents—Money market funds	$3,840	$—	$—	$3,840

Total	$3,840	$—	$—	$3,840

	As of December 31, 2015
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial Assets
Cash equivalents—Money market funds	$19,049	$—	$—	$19,049

Total	$19,049	$—	$—	$19,049

Financial Liabilities
Preferred stock tranche rights	$—	$—	$2,620	$2,620

Total	$—	$—	$2,620	$2,620

	As of June 30, 2016
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(Unaudited)
Financial Assets
Cash equivalents—Money market funds	$37,176	$—	$—	$37,176

Total	$37,176	$—	$—	$37,176

        The Company's cash equivalents consist principally of money market funds. Cash equivalents are stated at fair value and consist of Level 1 financial instruments in the fair value hierarchy.

        Preferred Stock Tranche Rights are stated at fair value and are considered Level 3 inputs because their fair value measurement is based, in part, on significant inputs not observed in the market. The Company determined the fair value of Preferred Stock Tranche Rights as described in Note 9.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

4. Property and Equipment, net

        Property and equipment, net, consists of the following (in thousands):

	As of December 31,
			As of June 30, 2016
	2014	2015
			(Unaudited)
Computer equipment and software	$59	$71	$42
Furniture, fixtures, and other	62	62	361
Laboratory equipment	2,681	2,941	3,558
Construction in progress	—	535	—
Leasehold improvements	793	793	3,727

	3,595	4,402	7,688
Accumulated depreciation	(1,432)	(2,259)	(1,720)

Property and equipment, net	$2,163	$2,143	$5,968

        Depreciation expense for the years ended December 31, 2014 and 2015, and for the six months ended June 30, 2015 and 2016 was $0.6 million, $0.8 million, $0.4 million and $0.6 million, respectively.

5. Goodwill and Other Intangible Assets

        In February 2011, the Company recorded goodwill of $0.2 million upon the acquisition of Cosmix and its wholly-owned subsidiaries. Goodwill was $0.2 million as of December 31, 2014 and 2015, and June 30, 2016. There were no impairments recorded against goodwill in the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016. As of December 31, 2014 and 2015, the Company had one reporting unit consisting of Ra Pharmaceuticals, Inc. and Cosmix Verwaltungs GmbH. Based upon relevant qualitative considerations, the Company concluded that it was not more likely than not that the fair value of the Ra Pharmaceuticals, Inc. and Cosmix Verwaltungs GmbH reporting unit was less than its carrying amount, including goodwill. Accordingly, the Company determined that it was unnecessary to perform the two-step goodwill impairment test as of December 31, 2014 and 2015, and June 30, 2016.

        Intangible assets of $0.7 million arising from the acquisition of Cosmix in February 2011 are amortized and recorded as a component of research and development expense in the accompanying consolidated statements of operations on a straight-line basis over an estimated useful life of approximately nine years for acquired intellectual property. Amortization expense for each of the years ended December 31, 2014 and 2015 was $0.1 million, and for each of the six months ended June 30, 2015 and 2016 was $33,000.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

5. Goodwill and Other Intangible Assets (Continued)

        Estimated future amortization expense for intangible assets recorded by the Company as of December 31, 2015 is as follows (in thousands):

Years ending December 31,	Amortization Expense
2016	$66
2017	66
2018	66
2019	66
2020	63

Total amortization expense	$327

6. Accrued Expenses

        Accrued expenses consist of the following (in thousands):

	As of December 31,
			As of June 30, 2016
	2014	2015
			(Unaudited)
Payroll and employee-related costs	$71	$60	$560
Research and development costs	77	545	1,608
Consulting costs	174	122	253
Professional fees	84	62	112
Other	38	485	786

Total	$444	$1,274	$3,319

7. Convertible Notes

        On April 1, 2015, the Company entered into a Convertible Note Purchase Agreement (the "Note Agreement") with the holders of its existing Series A Preferred Stock. Upon entering the Note Agreement, the Company issued Convertible Notes and warrants to purchase 222,722 shares of the Company's common shares. In connection with the issuance, the Company received gross proceeds of $5.0 million and incurred issuance costs of $6,000. The Convertible Notes bore interest at a rate of 8% per annum and were payable in full at the earliest of March 2018 ("Maturity Date"), an event of default as defined in the Note Agreement, or the sale of the Company. As discussed in more detail below, the notes and accrued interest thereon converted into shares of Series B-1 Preferred Stock on July 10, 2015.

        The Convertible Notes included certain features resulting in automatic conversion or possible early redemption. In the event the Company sold or issued shares ("Equity Securities") resulting in cash proceeds to the Company of no less than $5.0 million ("Qualified Financing"), the Convertible Notes would automatically convert into the Equity Securities at a conversion price equal to the price per

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

7. Convertible Notes (Continued)

share paid by the investors purchasing the Equity Securities. In the event of the Company undergoing a change in control prior to the Maturity Date, the Convertible Notes would automatically convert into the right to receive three times the outstanding principal, plus accrued interest. Lastly, the Convertible Notes included a put feature, at the option of the holders, whereby upon an event of default, repayment of the Convertible Notes could be accelerated in the amount of outstanding principal, plus accrued interest. Each of these three features were embedded derivatives that required bifurcation and accounting as liabilities to be measured at fair value at each reporting date.

        The embedded features requiring separate accounting were combined and valued upon issuance using a single income valuation approach. The Company estimated the fair value of the combined embedded derivative identified above using a "with and without" income valuation approach. Under this approach, the Company estimated the present value of the fixed interest rate debt based on the fair value of similar debt instruments excluding the embedded features. This amount was then compared to the fair value of the debt instrument including the embedded features using a probability weighted approach by assigning each embedded derivative feature a probability of occurrence, with consideration provided for the settlement amount including conversion terms, prepayment penalties, the expected life of the liability and the applicable discount rate.

        The Company recorded approximately $0.1 million as the fair value of the combined embedded derivative liability on April 1, 2015, resulting in a debt discount. The debt discount was being amortized as interest expense over the life of the Convertible Notes under the effective interest method prior to conversion. Changes in the estimated fair value of the embedded features were recorded as a component of other income (expense) in the consolidated statement of operations.

        As of April 1, 2015 and July 10, 2015, the Company ascribed a probability to the mandatory conversion feature upon a Qualified Financing of approximately 98% and 100%, respectively. As of April 1, 2015 and July 10, 2015 the Company ascribed a probability to the redemption feature upon a change in control of approximately 1% and 0%, respectively. For all other features included in the combined embedded derivative, the Company estimated a 1% and 0% probability of occurrence as of April 1, 2015 and July 10, 2015, respectively. The Company classified the liability within Level 3 of the fair value hierarchy as the probability factors are unobservable inputs and significant to the valuation model.

        On July 10, 2015, the Company received gross proceeds of approximately $24.1 million from the issuance of Series B-1 Preferred Stock to new and existing investors at a price per share of $0.92667. This transaction was a Qualified Financing and resulted in the automatic conversion of the notes into 5,512,743 shares of Series B-1 Preferred Stock at a conversion price of $0.92667 per share. Upon conversion, the Company recorded the difference between the fair value of the Series B-1 Preferred Stock issued and the carrying value of the Convertible Notes plus accrued interest as a $0.6 million loss on debt extinguishment in its consolidated statement of operations.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

7. Convertible Notes (Continued)

        The warrants issued in connection with the Convertible Notes may be exercised at any time for shares of common stock at an exercise price of $0.07 per share. The warrants expire in March 2022 and terminate automatically if not exercised prior to an IPO or other sale event. The Company estimated the fair value of these warrants as of the issuance date using a Black-Scholes option pricing model with the following assumptions:

As of April 1, 2015
Risk-free interest rate	1.65%
Expected dividend yield	0%
Expected term (in years)	7.0
Expected volatility	86.0%

        The proceeds from the Convertible Notes and warrants issuance were allocated between the notes and the warrants on a relative fair value basis. The Company allocated $0.5 million of the proceeds from the Convertible Notes to the common stock warrants and recognized this amount as additional paid-in capital with a corresponding debt discount upon issuance. As of June 30, 2016, the common stock warrants issued in connection with the Convertible Notes had not been exercised and remained outstanding.

8. Commitments and Contingencies

  Significant contracts and agreements

        In July 2009, the Company entered into an option agreement to acquire a license with an individual. The Company paid the individual $40,000 in cash upon signing the agreement. In July 2010, the Company extended the option agreement and paid the individual $30,000 in cash. In December 2010, the Company exercised its option and entered into an exclusive license agreement with the individual. The amount due upon signing of the exclusive license agreement was $0.2 million. After receiving credit for the previous option payments, the Company paid $0.1 million in connection with this license and is required to pay annual license payments of $15,000 per year until the expiration or abandonment of all related issued patents and pending patent applications. The Company is also obligated to pay royalties of 0.25% on net sales of licensed products sold or transferred by the Company. The Company paid annual license payments of $15,000, $15,000, $0 and $0 during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, under the terms of the exclusive license agreement.

        In April 2013, the Company entered into a multi-target collaboration and license agreement with Merck. Under the Merck Agreement, the Company will use its proprietary drug discovery technology platform to identify certain orally available cyclic peptides candidates for targets nominated by Merck. In addition, the Company will provide specific research and development services. See Note 11 for further details.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

8. Commitments and Contingencies (Continued)

  Lease commitments

        In September 2010, the Company entered into a lease for approximately 6,500 square feet of research and development laboratories and general office space in One Kendall Square, Cambridge, Massachusetts. In September 2012, the Company amended the original lease to provide for additional space of approximately 4,000 square feet in the same facility. The Company's lease expired on April 30, 2016.

        In September 2015, the Company entered into a new lease for approximately 27,000 square feet of research and development laboratories and general office space in 87 Cambridgepark Drive, Cambridge, Massachusetts. The lease commenced in September 2015 and expires in April 2023. The Company moved its operations to the space in April 2016.

        In connection with the new lease, the Company recorded a lease incentive obligation for reimbursable costs under a tenant improvement allowance provided by the landlord. As of December 31, 2015 and June 30, 2016, the Company has recorded a lease incentive obligation of $0.4 million and $2.7 million in deferred rent in the consolidated balance sheet.

        The Company has accounted for all facility leases as operating leases. Rent expense was $0.4 million and $0.6 million for the years ended December 31, 2014 and 2015, and $0.2 million and $0.6 million for the six months ended June 30, 2015 and 2016.

        Future minimum commitments due under these non-cancelable operating lease agreements as of December 31, 2015 are as follows (in thousands):

Operating Leases
Years ending December 31,
2016	$868
2017	1,222
2018	1,358
2019	1,396
2020	1,435
Thereafter	3,502

Total minimum lease payments	$9,781

  Restricted cash

        As of December 31, 2014 and 2015, and June 30, 2016, the Company had restricted cash of $0.1 million, $1.5 million and $1.3 million, respectively. As of December 31, 2014, restricted cash represented a letter of credit of $0.1 million for the Company's facility lease at One Kendall Square in Cambridge, Massachusetts. During the year ended December 31, 2015, restricted cash increased pursuant to a letter of credit of $1.4 million for the Company's facility lease at 87 Cambridgepark Drive in Cambridge, Massachusetts. During the six months ended June 30, 2016, restricted cash decreased pursuant to the return of $0.1 million letter of credit for the Company's facility lease at One

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

8. Commitments and Contingencies (Continued)

Kendall Square that expired during the period. Letters of credit are secured by cash equivalents held in a money market fund.

  Litigation

        The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.

9. Redeemable Convertible Preferred Stock

  Series A Preferred Stock

        In February 2010, the Company issued 12,887,999 shares of Series A Preferred Stock pursuant to the Series A Preferred Stock agreement at a price of $0.80176 per share, for gross proceeds of $9.7 million, and the conversion of the principal and accrued interest totaling $0.6 million related to convertible notes and incurred issuance costs of $0.2 million, (the "First Tranche"). Additionally, in accordance with the terms of the Series A Preferred Stock agreement, investors were granted the right to purchase up to an additional 21,552,566 shares of the Company's Series A Preferred Stock at a price of $0.80176, in two subsequent closings (the "Second Tranche" and "Third Tranche," respectively), upon the Company meeting certain milestone criteria by approval of the Board of Directors and approval of investors holding a majority of the Series A Preferred Stock (the "Series A Preferred Stock Tranche Rights").

        In February 2012, the Board of Directors waived certain Second Tranche milestone events provided for in the Series A Preferred Stock agreement and the Company issued 10,776,283 shares of Series A Preferred Stock at a price of $0.80176 for gross proceeds of $8.6 million and incurred issuance costs of $6,000.

        In March 2014, the Board of Directors waived certain Third Tranche milestone events provided for in the Series A Preferred Stock agreement and the Company issued 10,776,283 shares of Series A Preferred Stock at a price of $0.80176 for gross proceeds of $8.6 million and incurred issuance costs of $9,000.

        As of December 31, 2014 and 2015, and June 30, 2016, the total authorized, outstanding and issued Series A Preferred Stock of the Company was 34,440,565 shares.

  Series A Preferred Stock Tranche Rights

        The Company determined the right of the investors to purchase shares of Series A Preferred Stock in two future tranches met the definition of a freestanding financial instrument and was recognized as a liability at fair value upon the initial issuance of the First Tranche of Series A Preferred Stock in February 2010. The Company adjusted the carrying value of the Series A Preferred Stock Tranche Rights liability to its estimated fair value at each subsequent reporting date and immediately prior to the issuance of the Second and Third Tranche of Series A Preferred Stock through charges to other income (expense) in the consolidated statement of operations. Upon the closing of each tranche, the

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

9. Redeemable Convertible Preferred Stock (Continued)

marked-to-market fair value of the liability was included in the carrying value of Series A Preferred Stock issued.

        Immediately prior to the issuance of the Third Tranche of Series A Preferred Stock in March 2014, the Company adjusted the carrying value of the liability to its estimated fair value of $3.4 million and recorded the adjustment of $1.6 million within other income on the consolidated statements of operations. The fair value of the Third Tranche obligation was determined using the fair value of the Series A Preferred Stock under the guideline public company option-pricing method on the date of the issuance.

        During the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016 the Company recognized total other income of $1.6 million, $0, $0 and $0, respectively, related to changes in the fair value of the Series A Preferred Stock Tranche Rights.

  Series B Preferred Stock

        In July 2015, the Company issued 31,564,630 shares of Series B-1 Preferred Stock pursuant to the Series B Preferred Stock agreement at a price of $0.92667 per share for gross proceeds of $24.1 million and the conversion of the principal and accrued interest totaling $5.1 million related to the April 2015 Convertible Notes (Note 7) and incurred issuance costs of $0.2 million (the "Series B-1 Closing").

        Additionally, in accordance with the terms of the Series B Preferred Stock agreement, investors were granted the right to purchase up to an additional 29,362,452 shares of the Company's Series B-2 Preferred Stock ("Series B-2 Preferred Stock") at a price of $0.99617 (the "Series B-2 Preferred Stock Tranche Rights"), in any number of subsequent closings upon the request of each investor (the "Subsequent Closings") or in a mandatory closing upon the Company meeting certain milestone criteria by approval of the Board of Directors and certain investors (the "Mandatory Closing"). Upon consummation of a Mandatory Closing, if an investor fails to purchase the full amount of Series B-2 Preferred Stock allocated to the investor in the Series B Preferred Stock agreement at the Mandatory Closing, then all shares of Series A Preferred Stock and Series B Preferred Stock held by such investor will automatically be converted into shares of common stock of the Company initially on a one for one basis. In June 2016, the Board of Directors and required certain investors waived the milestone criteria and triggered the Mandatory Closing of the Series B-2 Preferred Stock.

        In June 2016, the Company issued 29,362,452 shares of Series B-2 Preferred Stock pursuant to the Series B Preferred Stock Agreement at a price of $0.99617 per share, for gross proceeds of $29.2 million and incurred issuance costs of $21,000 ("the Series B-2 Closing").

        The Company incurred $0.2 million of costs related to the issuance of the Series B-1 Preferred Stock. $17,000 of the Series B-1 Preferred Stock issuance costs were allocated to Preferred Stock Tranche Rights relating to the Series B-2 Preferred Stock upon issuance. The amount allocated to the Series B-1 Preferred Stock was offset against the proceeds upon closing of the issuance of the first tranche of Series B Preferred Stock. The amount allocated to the future tranche rights was recorded as an offset to the tranche right liability at issuance. The Company incurred $21,000 of costs related to the issuance of the Series B-2 Preferred Stock.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

9. Redeemable Convertible Preferred Stock (Continued)

        As of December 31, 2015 and June 30, 2016, the total authorized, outstanding and issued Series B-1 Preferred Stock of the Company was 31,564,630 shares. As of December 31, 2015, the total authorized Series B-2 Preferred Stock of the Company was 29,362,452 shares, and no shares were outstanding and issued. As of June 30, 2016, the total authorized, outstanding and issued Series B-2 Preferred Stock of the Company was 29,362,452 shares.

  Series B-2 Preferred Stock Tranche Rights

        The Company determined the right of the investors to purchase shares of Series B-2 Preferred Stock in a Subsequent Closing or in a Mandatory Closing met the definition of a freestanding financial instrument and was recognized as a liability at fair value upon the initial issuance of the Series B-1 Preferred Stock in July 2015.

        As of July 10, 2015 and December 31, 2015 and June 14, 2016, the Series B-2 Preferred Stock Tranche Rights liability had a fair value of $2.7 million, $2.6 million and $3.6 million, respectively. The fair value of the Series B-2 Preferred Stock Tranche Rights liability was determined using the probability-weighted present value of the benefit of the investment with the following assumptions:

	As of July 10, 2015	As of December 31, 2015	As of June 14, 2016
			(Unaudited)
Probability of Series B-2 Preferred Stock closing	85%	80%	100%
Expected years until Series B-2 Preferred Stock closing	0.7	0.5	—
Discount rate	18%	19%	0%
Risk-free interest rate	2.9%	2.7%	0.0%
Expected dividend yield	0%	0%	0%

        The Company adjusted the carrying value of the Series B-2 Preferred Stock Tranche Rights liability to its estimated fair value at each reporting date subsequent to issuance and immediately prior to the issuance of the Series B-2 Preferred Stock on June 14, 2016 through charges to other income (expense) in the consolidated statement of operations. During the year ended December 31, 2015 and the six months ended June 30, 2016, the Company recognized total other income $0.1 million and total other expense of $1.0 million, respectively, related to changes in the fair value of the Series B-2 Preferred Stock Tranche Rights.

        The change in the carrying value of the Series A Preferred Stock Tranche Rights liability and the Series B-2 Preferred Stock Tranche Rights liability (collectively, the "Preferred Stock Tranche Rights")

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

9. Redeemable Convertible Preferred Stock (Continued)

on the consolidated balance sheets during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016 was as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Beginning Balance	5,065	—	—	2,620
Issuance of Series A Preferred Stock	(3,430)	—	—	—
Issuance of Series B-2 Preferred Stock Tranche Rights		2,694	—	—
Change in Fair Value	(1,635)	(74)	—	960
Issuance of Series B-2 Preferred Stock	—	—	—	(3,580)

Ending Balance	—	2,620	—	—

        The Series B-2 Preferred Stock Tranche Rights liability was extinguished in June 2016 upon the issuance of the Series B-2 Preferred Stock. Immediately prior to the issuance of the Series B-2 Preferred Stock in June 2016, the Company adjusted the carrying value of the liability to its estimated fair value of $3.6 million.

  Series A Preferred Stock Amendment

        In July 2015, pursuant to the Series B Preferred Stock agreement, the Company's Series A Preferred Stockholders agreed to amend the terms of the Series A Preferred Stock such that the Series A Preferred Stock became subject to conversion in any event that such holder did not purchase 100% of their pro rata share of Series B-2 Preferred Stock in the Mandatory Closing of the Series B-2 Preferred Stock. Under the terms of the Mandatory Closing, holders of Series B-1 Preferred Stock were obligated to purchase 100% of their pro rata share of Series B-2 Preferred Stock after the applicable Mandatory Closing conditions were satisfied. In any event that such holder did not purchase 100% of their pro rata share of Series B-2 Preferred Stock, each share of Series A and Series B-1 Preferred Stock held by such holder was to be automatically be converted into shares of Common Stock at the applicable conversion price in effect. The Company determined that this amendment added a substantive contractual term to the Series A Preferred Stock and represented an extinguishment. Accordingly, the Company recorded an adjustment of $1.7 million to the carrying value of the Series A Preferred Stock to adjust the carrying value of the Series A Preferred Stock to its fair value on the date of the amendment through additional paid-in capital. All the Series A Preferred Stockholders purchased 100% of their pro rata share of Series B-2 Preferred Stock upon the Series B-2 Closing in June 2016 as such no conversions of Series A Preferred Stock occurred under the terms of this amendment.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

9. Redeemable Convertible Preferred Stock (Continued)

  General

        The Company's shares of Preferred Stock have the following rights, preferences, privileges, and restrictions:

  Dividends

        The holders of Series A and Series B Preferred Stock are entitled to receive non-cumulative dividends at the rate of $0.0641408 per share of Series A Preferred Stock, $0.0741336 per share of Series B-1 Preferred Stock, and $0.0796936 per share of Series B-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per year of the base liquidation price in preference to any dividends on common stock, when, as, and if declared by the Board of Directors. No dividends have been declared through June 30, 2016.

  Voting

        The holders of Series A and Series B Preferred Stock are entitled to the number of votes equal to the number of common shares into which they are convertible.

  Liquidation

        In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of shares of Series A, Series B-1, and Series B-2 Preferred Stock are entitled to receive, prior to and in preference to all common stockholders, an amount equal to $0.80176 per share, $0.92667 per share, and $0.99617 per share, respectively, plus any declared cumulative, unpaid dividends on such shares. After the payment of all preferential amounts, the remaining assets shall be distributed among the holders of the shares of Series A and Series B Preferred Stock and common stock pro rata based on the number of shares of common stock held by each, assuming conversion of the preferred stock into common stock. The holders of Series A, Series B-1 and Series B-2 preferred stock shall be entitled to receive, upon liquidation, the greater of (i) that amount per share, subject to a participation cap of $2.40528 per share, $2.78001 per share, and $2.98851 per share, respectively, or (ii) the amount such holder would receive if all shares of Preferred Stock had been converted to Common Stock immediately prior to such liquidation. A deemed liquidation event will occur if the Company enters into a merger or consolidation with another company, or sells substantially all of its assets.

  Conversion

        Each share of Series A and Series B Preferred Stock is convertible on a seven for one basis into common stock. The conversion ratio is subject to adjustment for certain dilutive events, such as, but not limited to, stock splits and dividends. Conversion of Series A and Series B Preferred Stock is at the option of the holder; however, it is automatic upon the closing of an initial public offering, resulting in at least $40 million of gross proceeds, respectively, received by the Company, or at a date agreed to in

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

9. Redeemable Convertible Preferred Stock (Continued)

writing by the holders of a majority of the outstanding shares of Series A and Series B Preferred Stock, at the then-effective conversion rates.

        Any holder of Series B-1 Preferred Stock was obligated to purchase 100% of the holder's allocated Series B-2 Preferred Stock at any Mandatory Closing after the applicable tranche closing conditions were satisfied and, if applicable, the tranche completion certificate had been delivered. In any event that such holder did not purchase 100% of their allocated Series B-2 Preferred Stock, each share of Series A and Series B Preferred Stock held by such holder would automatically be converted into shares of Common Stock at the applicable conversion price. Upon the Series B-2 Closing in June 2016, all holders of Series B-1 Preferred Stock purchased 100% of their allocated Series B-2 Preferred Stock.

10. Common Stock

        The Company was authorized to issue up to 42,000,000, as of December 31, 2014 and 125,000,000 as of December 31, 2015 and June 30, 2016, of common stock with a $0.001 par value per share. As of December 31, 2014 and 2015, and June 30, 2016, the Company had 473,754, 536,690 and 554,759 shares, respectively, of common stock issued and outstanding.

General

        The voting, dividend and liquidation rights of the holders of shares of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of shares of Preferred Stock. The Common Stock has the following characteristics:

  Voting

        The holders of shares of Common stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders and written action in lieu of meetings; there is no cumulative voting.

  Dividends

        The holders of shares of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Cash dividends may not be declared or paid to holders of shares of Common Stock until paid on each series of outstanding Preferred Stock in accordance with their respective terms. As of December 31, 2015 and June 30, 2016, no dividends have been declared or paid since the Company's inception.

  Liquidation

        After payment to the holders of shares of Preferred Stock of their liquidation preferences, the holders of the Common Stock are entitled to share ratably in the Company's assets available for distribution to stockholders, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon the occurrence of a deemed liquidation event.

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

10. Common Stock (Continued)

Warrants

        In consideration of management services performed during the initial stages of the Company's formation, during 2010 the Company issued a warrant to purchase 11,428 shares of common stock at a price of $0.07 to a venture capital firm that is also a holder of Series A Preferred Stock. The warrant, which was fully exercisable upon issuance, was determined to have a fair value of $497 and was recorded as a component of the consolidated statement of stockholders' deficit. The warrant was fully exercised in February 2015.

        In addition, the Company issued a warrant to purchase 71 shares of common stock to an individual at a price of $0.07 in 2010. The fair value of the warrant was not material. The warrant expires on December 1, 2020. In December 2010, this warrant was partially exercised to purchase 18 shares of common stock. As of December 31, 2015 and June 30, 2016 the warrant to purchase 53 shares of common stock remained outstanding.

        On April 1, 2015, the Company issued warrants to purchase 222,722 shares of the Company's common shares in connection with the issuance of convertible notes. See Note 7 for further details. As of December 31, 2015 and June 30, 2016, all of the warrants remained outstanding.

Reserve for future issuance

        The Company has reserved for future issuances the following number of shares of Common Stock:

	As of December 31,
			As of June 30, 2016
	2014	2015
			(Unaudited)
Conversion of Series A Preferred Stock	4,920,074	4,920,074	4,920,074
Conversion of Series B-1 Preferred Stock	—	4,509,228	4,509,228
Conversion of Series B-2 Preferred Stock	—	—	4,194,631
Stock-based compensation awards	538,429	1,513,727	2,235,888
Warrants to purchase Common Stock	11,481	222,775	222,775

Total	5,469,984	11,165,804	16,082,596

11. Revenue Recognition

  Merck Collaboration and License Agreement

        In April 2013, the Company entered into a multi-target collaboration and license agreement with Merck to use its proprietary drug discovery technology platform to identify orally available cyclic peptides for non-complement program targets nominated by Merck and provide specific research and development services. Under the agreement, the Company granted Merck licenses under certain of its intellectual property rights to manufacture, develop and commercialize compounds and products directed to selected program targets. The agreement consists of a research phase, where the Company and Merck collaborated on identifying and pre-clinically developing orally available cyclic peptides suitable for further development by Merck, and a development and commercialization phase pursuant

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

11. Revenue Recognition (Continued)

to which Merck has sole discretion and responsibility, including financial responsibility, for further development and commercialization of these peptides, on a program-by-program basis, from the collaboration. In April 2015, the Merck Agreement was amended to extend the research term of the collaboration to April 2016.

        At the signing of the Merck Agreement, Merck made an upfront non-refundable, technology license fee of $4.5 million to the Company. In addition, during the research term, which ended in April 2016, the Merck Agreement provided for reimbursement of research and development services provided by the Company in accordance with pre-specified limits for the number of the Company's full-time equivalent employees ("FTEs") working under the Merck Agreement. At the conclusion of the research term, Merck elected to continue the development of a non-complement cardiovascular target, for which the Company had received $3.5 million in preclinical milestone payments as of June 30, 2016.

        The Company has identified two deliverables in connection with the Merck Agreement: (1) rights to access the Company's technology platform for each program target, and (2) the research & development services provided during the research term. The Company has determined that none of the deliverables have standalone value. Since the separability criteria have not been met for any of the deliverables, the deliverables are being accounted for as a single combined unit of accounting at the outset of the arrangement.

        The Company has recognized revenue in connection with the upfront non-refundable license fee ratably over the research term of the Merck Agreement. Payments for research and development services and reimbursement for certain lab supplies and reagents have been recognized as services are performed, and milestone payments are recognized as these milestones are achieved, assuming all other revenue recognition criteria are met.

        The Company has determined that the $3.5 million in milestone payments received through June 30, 2016 were substantive in nature as they were commensurate with the enhancement of value under the Merck Agreement and because the Company concluded at the start of the collaboration that there was no certainty that these milestones would be successful. Accordingly, the Company has accounted for these milestone payments under the milestone method. The Company is entitled to receive future aggregate milestone payments of up to $61.5 million for the non-complement cardiovascular target selected, consisting of remaining preclinical and clinical milestones of $16.5 million, regulatory milestones of $19.0 million, and commercial milestones of $26.0 million, and low-to-mid single digit percentage royalties on future sales, if any. Following the end of the research term, any future milestone payments will be recognized as revenue upon achievement as no further performance obligations exist for the Company under the Merck Agreement.

        During the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, the Company recognized revenue of $1.3 million, $1.0 million, $0.6 million and $1.2 million, respectively, related to upfront, non-refundable payments, and $3.2 million, $2.8 million, $1.5 million and $0.7 million, respectively, related to research and development services performed under the agreement. In addition, the Company also recognized approximately $0.4 million, $0.2 million, $0.1 million and $0.1 million in revenue related to reimbursable expenses under the terms of the Merck

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

11. Revenue Recognition (Continued)

Agreement during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, respectively. During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, we recognized $0, $0, $0 and $3.0 million, respectively, of revenue related to milestone payments.

        As of December 31, 2014 and 2015, and June 30, 2016, the Company had $2.7 million, $1.9 million and $0, respectively, of deferred revenue, and $0.1 million, $6,000 and $7,000, respectively, of billed and unbilled accounts receivable pursuant to the agreement with Merck. The Company concluded the billed and unbilled accounts receivable were fully recoverable as of December 31, 2014 and 2015, and June 30, 2016.

12. Stock Incentive Plan

        The Company maintains the 2010 Stock Incentive Plan (the "Plan") for employees, consultants, advisors, and directors. The Plan provides for the grant of incentive, non-qualified stock options and restricted stock grants as determined by the Board of Directors. The Company has reserved 2,495,607 shares of common stock under the Plan. As of December 31, 2015 and June 30, 2016, the Company has 678,781 and 841,088, respectively, of shares available for future issuance under the Plan. Shares of common stock issued upon exercise of stock options are generally issued from new shares of the Company. The Plan provides that the exercise price of incentive stock options cannot be less than 100% of the fair market value of the common stock on the date of the award for participants who own less than 10% of the total combined voting power of stock of the Company, and not less than 110% for participants who own more than 10% of the Company's voting power. Options and restricted stock granted under the Plan vest over periods as determined by the Board of Directors, which generally are equal to four years. Options generally expire ten years from the date of grant.

        Total stock-based compensation expense recorded in research and development and general and administrative expenses, respectively, for employees, directors and non-employees during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016 is as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Research & development	$58	$58	$49	$161
General & administrative	30	94	42	110

Total	$88	$152	$91	$271

        As of December 31, 2014 and 2015, and June 30, 2016, the total unrecognized compensation expense related to non-vested, employee and non-employee director stock options, net of related forfeiture estimates, was $0.2 million, $1.2 million and $2.0 million, respectively. As of December 31, 2014 and 2015, and June 30, 2016, the total unrecognized compensation cost related to non-vested, non-employee stock options, net of related forfeiture estimates, was $21,000, $0, and $44,000,

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

12. Stock Incentive Plan (Continued)

respectively. The Company expects to recognize its remaining unrecognized stock-based compensation expense over a weighted-average period of approximately three years. The weighted-average grant date fair value per share for awards granted during the years ended December 31, 2014 and 2015, and six months ended June 30, 2015 and 2016, was $1.96, $1.89, $1.96 and $2.10, respectively.

        The fair value of each stock option granted to employees and directors was estimated on the date of grant using the Black-Scholes option-pricing model, with the following range of assumptions for the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016:

	Year ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Risk free interest rate	1.76% - 1.88%	1.76% - 1.86%	1.76%	1.23% - 1.59%
Expected dividend yield	—	—	—	—
Expected term (in years)	5.9 - 6.1	5.9 - 6.1	6.0	6.0 - 6.4
Expected volatility	76.4% - 79.9%	72.3% - 74.7%	72.3%	74.1% - 77.3%

        The following table summarizes the activity of the Company's stock option plan for the years ended December 31, 2014 and 2015, and six months ended June 30, 2016, (intrinsic values in thousands):

	Number of Shares	Weighted- Average Exercise Price	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2014	290,948	$1.82	8.8	$306

Granted	656,292	$2.87
Exercised	(51,508)	$1.61
Cancelled or forfeited	(60,786)	$1.75

Outstanding at December 31, 2015	834,946	$2.66	9.1	$174

Granted	582,137	$2.87
Exercised	(18,069)	$2.38
Cancelled or forfeited	(4,214)	$2.87

Outstanding at June 30, 2016 (Unaudited)	1,394,800	$2.73	9.1	$1,629

Exercisable at December 31, 2015	122,453	$1.75	5.4	$141

Vested or expected to vest at December 31, 2015	764,521	$2.66	9.1	$172

Exercisable at June 30, 2016 (Unaudited)	211,672	$2.17	6.7	$366

Vested or expected to vest at June 30, 2016 (Unaudited)	1,294,234	$2.73	9.1	$1,523

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

12. Stock Incentive Plan (Continued)

        The total intrinsic value of options exercised during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016 was $0.1 million, $0.1 million, $0 and $9,000, respectively.

  Stock Option Grants to Non-Employees

        During the year ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, the Company granted 22,857, 19,999, 14,285 and 28,571, respectively of non-qualified stock options to non-employees, excluding grants to non-employee directors. The unvested shares held by non-employees are revalued using the Company's estimate of fair value at each reporting period through the remaining vesting period. Stock-based compensation expense related to stock option grants to non-employees during the years ended December 31, 2014 and 2015, and six months ended June 30, 2015 and 2016 was $30,000, $0.1 million, $45,000 and $42,000, respectively. The fair value of each non-qualified stock option granted to non-employees was estimated on the date of grant and at each revaluation date using the Black-Scholes option-pricing model, with the following range of assumptions, excluding performance-based awards, during the years ended December 31, 2014 and 2015, and six months ended June 30, 2015 and 2016:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Risk free interest rate	2.15% - 2.18%	1.93% - 2.31%	1.93% - 2.31%	1.46% - 1.76%
Expected dividend yield	—	—	—	—
Expected term (in years)	9.9 - 10.0	9.2 - 10.0	9.2 - 10.0	9.7 - 10.0
Expected volatility	75.1% - 75.3%	75.1% - 79.9%	75.3% - 79.9%	78.4% - 81.0%

  Performance-based Stock Options

        In December 2015, the Company granted 5,714 non-qualified stock options to a non-employee consultant of the Company, which contain performance-based vesting criteria. Milestone events are specific to the Company's development and progression in clinical trial studies. Stock-based compensation expense associated with these performance-based stock options is recognized if the achievement of the performance condition is considered probable using management's best estimates. As of December 31, 2015, management determined that it was not probable these conditions would be met, and therefore no stock-based compensation expense relating to performance-based awards was recorded. As of June 30, 2016, management determined these conditions were met, and therefore stock-based compensation expense relating to this performance-based award was recorded during the six months ended June 30, 2016.

        In February 2016, the Company granted 29,285 shares of qualified stock options to an employee of the Company. Vesting of the stock option award only commences upon the occurrence of a Trigger Event, which is defined in the employee's equity agreement as the consummation of either (i) an initial public offering of the Company's common stock and (ii) a private placement financing, in one or a series of related closings, resulting in gross proceeds to the Company of at least $20 million (the

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

12. Stock Incentive Plan (Continued)

"Trigger Event"). Stock-based compensation expense associated with these performance-based stock options is recognized if the achievement of the performance condition is considered probable using management's best estimates. As of June 30 2016, management determined that it was not probable the Trigger Event would be met, and therefore stock-based compensation expense relating to this performance-based award was not recorded during the six months ended June 30, 2016.

13. 401(k) Savings Plan

        In 2010, the Company adopted a tax-qualified employee savings and retirement 401(k) Plan, covering all qualified employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of its Board, the Company may elect to match employee contributions, but has not done so since inception through June 30, 2016.

14. Changes in Accumulated Other Comprehensive Income (Loss)

        During the year ended December 31, 2014, the Company reclassified $17,000 of accumulated other comprehensive income (loss) to net loss. This reclassification adjustment related to translation losses realized upon the complete liquidation of Cosmix Molecular Biologicals GmbH on March 18, 2014.

        The $17,000 of translation losses realized upon the liquidation of Cosmix Molecular Biologicals GmbH during the year ended December 31, 2014 were recorded to "Other income (expense)" in the consolidated statement of operations.

15. Income Taxes

        The following table presents domestic and foreign components of loss before income taxes for the periods presented (in thousands):

	Year Ended December 31,
	2014	2015
Domestic	$(5,478)	$(13,961)
Foreign	(25)	(1)

Loss from operations before benefits from income taxes	$(5,503)	$(13,962)

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

15. Income Taxes (Continued)

        The benefit from income taxes consists of the following components:

	Year Ended December 31
	2014	2015
Current income tax benefit:
Federal	$—	$—
State	—	—
Foreign	—	—

Total current income tax benefit	—	—
Deferred income tax benefit:
Federal	—	—
State	—	—
Foreign	27	19

Total income tax benefit	$27	$19

        A reconciliation setting forth the differences between the effective tax rate of the Company for the periods ended December 31, 2014 and 2015 and the U.S. federal statutory tax rate is as follows:

	Year Ended December 31
	2014	2015
Income tax benefit at federal statutory rate	$(1,872)	$(4,749)
State and local income taxes net of federal tax benefit	(289)	(737)
Foreign tax rate differential	1	—
Nondeductible / nontaxable permanent items	(595)	272
Tax credits	(546)	(857)
Other	(234)	7
Change in valuation allowance	3,508	6,045

Income tax benefit	$(27)	$(19)

Effective tax rate	0.49%	0.14%

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

15. Income Taxes (Continued)

        The significant components of the Company's deferred tax assets are as follows (in thousands):

	Year Ended December 31
	2014	2015
Deferred tax assets:
Federal net operating losses	$5,412	$8,844
R&D credits	1,380	2,237
License payments book expense	244	225
Intangible assets and amortization	26	23
Accrued expense & other	65	326
Equity compensation	4	26
Capitalized R&D costs	3,132	4,819
Deferred revenue	379	95
Foreign net operating losses	18	18

Total deferred tax assets	10,660	16,613
Deferred tax liabilities:
Depreciation	(73)	19
Purchased intangibles	(114)	(95)

Total deferred tax liabilities	(187)	(76)

Valuation allowance	(10,569)	(16,614)

Net deferred tax liability	$(96)	$(77)

        As of December 31, 2014 and 2015, the Company had federal net operating loss carryforwards of $14.0 million and $22.8 million, respectively, and state net operating loss carryforwards of $12.2 million and $20.5 million, respectively. The net operating loss carryforwards expire at various dates beginning in 2029 through 2035 for United States federal and state purposes. As of December 31, 2014 and 2015, respectively, the Company has trade net operating loss carryforwards of $0.1 million and $0.1 million, at the Cosmix Verwaltungs GmbH subsidiary in Germany. There is no expiration of the German net operating loss carryforwards.

        Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred over the three-year period ended December 31, 2015. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

        On the basis of this evaluation, as of December 31, 2014 and December 31, 2015, a valuation allowance of $10.6 million and $16.6 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

15. Income Taxes (Continued)

cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

        As of December 31, 2014 and 2015, the Company also had available research and development credits for federal income tax purposes of $1.0 million and $1.5 million, respectively, and available research and development credits for state income tax purposes of $0.6 million and $1.0 million, respectively. If not utilized, the available research and development credits for federal and state income tax purposes expire at various dates through 2034 and 2030, respectively.

        The Company has not, as yet, conducted a study of its research and development credit carryforwards. This study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance.

        Under the provisions of Section 382 of the Internal Revenue Code of 1986, certain substantial changes in the Company's ownership, including a sale of the Company, or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards and tax credits, which could be used annually to offset future taxable income.

        With the exception of the deferred tax assets recorded at Cosmix Verwaltungs GmbH, a full valuation allowance for the net deferred tax asset has been recorded in the accompanying consolidated financial statements to offset the deferred tax assets because it is more likely than not that all of the deferred tax asset will not be realized. This determination is based primarily on historical losses, without considering the impact of any potential upturn in the Company's business. Accordingly, future favorable adjustments to the valuation allowance may be required, if and when circumstances change.

        The Company's reserves related to taxes are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. The Company recognized no material adjustment for unrecognized income tax benefits. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2015, the Company had no unrecognized tax benefits and no accrued interest or penalties related to uncertain tax positions.

        The Company files income tax returns in the U.S. federal, Massachusetts and foreign jurisdictions. The statute of limitations for assessment by the Internal Revenue Service and state tax authorities remains open for all years since the Company's inception.

16. Net loss Per Share Attributable to Common Stockholders

        As described in Note 2, the Company computes basic and diluted earnings (loss) per share using a methodology that gives effect to the impact of outstanding participating securities (the "two-class method"). As each of the years ended December 31, 2014 and 2015, and the six months ended June 30,

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

16. Net loss Per Share Attributable to Common Stockholders (Continued)

2015 and 2016 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to weighted average shares outstanding in the calculation of diluted loss per share.

        Basic and diluted net loss per common share are calculated as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Numerator:
Net loss	$(5,476)	$(13,943)	$(5,448)	$(9,862)
Net loss attributable to participating preferred stock	—	—	—	—
Gain on extinguishment of redeemable convertible preferred shares	—	1,673	—	—

Net loss attributable to common stockholders—basic and diluted	$(5,476)	$(12,270)	$(5,448)	$(9,862)

Denominator:
Weighted-average common shares used in net loss per share attributable to common stockholders—basic and diluted	439,597	497,073	482,502	538,310

Net loss per share attributable to common stockholders—basic and diluted	$(12.46)	$(24.68)	$(11.29)	$(18.32)

        The following Common Stock equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, due to their anti-dilutive effect:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(Unaudited)	(Unaudited)
Convertible preferred stock	4,920,074	9,429,302	4,920,074	13,623,933
Common stock warrants	11,481	222,775	222,775	222,775
Outstanding stock options	290,948	834,946	338,219	1,394,800

Total	5,222,503	10,487,023	5,481,068	15,241,508

RA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of June 30, 2016 and for the six
months ended June 30, 2015 and 2016 is unaudited)

16. Net loss Per Share Attributable to Common Stockholders (Continued)

        A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted net loss income per share is as follows:

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
		(Unaudited)
Numerator:
Net loss attributable to common stockholders	$(12,270)	$(9,862)
Add: Interest and accretion of discount on convertible notes	159	—
Add: Loss on debt extinguishment	602	—
Add: Extinguishment of Preferred Stock Tranche Rights liability	2,620	—
Less: Gain on extinguishment of redeemable convertible preferred shares	(1,673)	—
Add: Loss on change in fair value of Preferred Stock Tranche Rights liability	—	960
Less: Gain on change in fair value of Preferred Stock Tranche Rights liability	(74)	—
Less: Gain on change in fair value of derivative liability	(98)	—

Pro forma net loss attributable to common stockholders—basic and diluted	$(10,734)	$(8,902)

Denominator:
Weighted-average number of common shares used in earnings (loss) per share—basic & diluted	497,073	538,310

Add: adjustment to reflect assumed effect of conversion of convertible preferred stock and exercise of warrants	7,223,446	9,966,607

Pro forma weighted-average number of common shares used in earnings (loss) per share—basic & diluted	7,720,519	10,504,917

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(1.39)	$(0.85)

17. Subsequent Events:

        The Company evaluated subsequent events for financial statement purposes through August 17, 2016, the date on which the consolidated December 31, 2015 financial statements were originally issued. For the six months ended June 30, 2016, the Company evaluated subsequent events through August 17, 2016, the date on which the interim financial statements were issued. For each of these financial statement periods, the Company also evaluated subsequent events through October 14, 2016, the date on which the retroactively revised consolidated financial statements were reissued (as a result of the reverse stock split discussed in Note 2).

        In August 2016, the Company granted 882,835 stock options to employees at an exercise price of $5.60 per share under the 2010 Stock Option and Grant Plan.